# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from                    to**

**Commission file number: 1-11884**

# ROYAL CARIBBEAN CRUISES LTD.

| | |
|---|---|
| **Republic of Liberia** | **98-0081645** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

(Exact name of registrant as specified in its charter)

**1050 Caribbean Way, Miami, Florida 33132**

(Address of principal executive offices) (zip code)

**(305) 539-6000**

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $.01 per share | RCL | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒          Accelerated filer ☐          Non-accelerated filer ☐          Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒     No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐     No ☒

The aggregate market value of the registrant's common stock at June 30, 2023 (based upon the closing sale price of the common stock on the New York Stock Exchange on June 30, 2023) held by those persons deemed by the registrant to be non-affiliates was approximately $24.4 billion.

There were 256,650,147 shares of common stock outstanding as of February 16, 2024.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to its 2024 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K as indicated herein.

**ROYAL CARIBBEAN CRUISES LTD.**

**TABLE OF CONTENTS**

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# PART I

As used in this Annual Report on Form 10-K, the terms "Royal Caribbean," "Royal Caribbean Group," the "Company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd. and, depending on the context, Royal Caribbean Cruises Ltd.'s consolidated subsidiaries and/or affiliates. The terms "Royal Caribbean International," "Celebrity Cruises," and "Silversea Cruises" refer to our wholly owned global cruise brands. Throughout this Annual Report on Form 10-K, we also refer to our partner brands in which we hold an ownership interest, including "TUI Cruises," and "Hapag-Lloyd Cruises." However, because these partner brands are unconsolidated investments, our operating results and other disclosures herein do not include these brands unless otherwise specified. In accordance with cruise vacation industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

This Annual Report on Form 10-K also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties other than as described herein.

## Item 1. Business.

### General

We are one of the leading cruise companies in the world. We own and operate three global cruise brands: Royal Caribbean International, Celebrity Cruises and Silversea Cruises (collectively, our "Global Brands"). We also own a 50% joint venture interest in TUI Cruises GmbH ("TUIC"), which operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively, our "Partner Brands"). We account for our investments in our Partner Brands under the equity method of accounting. Together, our Global Brands and our Partner Brands have a combined fleet of 65 ships in the cruise vacation industry with an aggregate capacity of approximately 157,575 berths as of December 31, 2023. Our ships offer a selection of worldwide itineraries that call on more than 1,000 destinations on all seven continents.

We compete principally by operating valued brands that offer exceptional service provided by our crew and on the basis of innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and upgrade of our fleet to, among other things, incorporate many of our latest signature innovations, allows us to continue to attract new and loyal repeat guests.

Royal Caribbean was founded in 1968 as a partnership. Its corporate structure has evolved over the years and, the current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia.

### Our Global Brands

Our Global Brands include Royal Caribbean International, Celebrity Cruises, and Silversea Cruises. We believe our Global Brands possess the versatility to enter multiple market segments within the vacation industry. Although each of our Global Brands has its own marketing style, as well as ships and crews of various sizes, the nature of the products sold and services delivered by our Global Brands share a common base (i.e., the sale and provision of cruise vacations). Our Global Brands have historically sourced passengers from similar markets around the world and operated in similar economic environments with a significant degree of commercial overlap. As a result, we strategically manage our Global Brands as a single business with the ultimate objective of maximizing long-term shareholder value.

*Royal Caribbean International*

Royal Caribbean International is the world's largest cruise brand. The brand competes in both the contemporary family market and premium segments of the cruise vacation industry appealing to both families with children of all ages and older and younger couples. Royal Caribbean International offers cruises and land destinations that generally feature a casual ambiance, as well as a variety of activities and entertainment venues. We believe that the quality of the Royal Caribbean International brand allows it to achieve market coverage that is among the broadest of any of the major cruise brands in the cruise vacation industry. Royal Caribbean International's strategy is to attract an array of vacationing guests by offering a wide variety of itineraries to destinations worldwide, including Alaska, Asia, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Panama Canal and New Zealand, with cruise lengths generally ranging from two to 18 nights. Royal Caribbean International offers multiple innovative options for onboard dining, entertainment and other onboard activities. Because of the brand's ability to deliver extensive and innovative product offerings at an excellent value to consumers, we believe Royal Caribbean International is well positioned to attract new consumers to cruising and to continue to bring loyal repeat guests back for their next vacation.

Royal Caribbean International operates 26 ships with an aggregate capacity of approximately 94,100 berths. Additionally, as of December 31, 2023, Royal Caribbean International had three ships on order with an aggregate capacity of approximately 16,900 berths. The ships on order include two Icon-class ships, *Star of the Seas* and the third Icon-class ship, which are expected to be delivered in 2025 and 2026, respectively, and our sixth Oasis-class ship, *Utopia of the Seas,* which is expected to be delivered in 2024.

*Celebrity Cruises*

Celebrity Cruises is positioned within the premium segment of the cruise vacation industry. Celebrity Cruises' strategy is to target consumers by delivering a destination-rich experience on upscale ships that offer, among other things, excellent food and drink, elevated hospitality, world-class spaces and accommodations, and live entertainment. Celebrity Cruises offers a range of itineraries to destinations, including Alaska, Asia, Australia, Bermuda, Canada, the Caribbean, Europe, the Galapagos Islands, Hawaii, New Zealand, the Panama Canal and South America, with cruise lengths ranging from three to 18 nights.

Celebrity Cruises operates 16 ships with an aggregate capacity of approximately 35,715 berths. Additionally, as of December 31, 2023, Celebrity Cruises had one Edge-class ship on order, *Celebrity Xcel,* with an aggregate capacity of approximately 3,250 berths, which is expected to be delivered in 2025.

*Silversea Cruises*

Silversea Cruises is an ultra-luxury and expedition cruise line with smaller ships, high standards of accommodations, fine dining, personalized service and exotic itineraries. Silversea Cruises delivers distinctive destination experiences by visiting unique and remote destinations, including the Galapagos Islands, Antarctica and the Arctic with cruise itineraries generally ranging from five to 24 nights.

Silversea Cruises operates 11 ships, with an aggregate capacity of approximately 4,770 berths. As of December 31, 2023, Silversea Cruises had on order one Evolution-class ship, *Silver Ray*, with an aggregate capacity of approximately 730 berths, which is expected to be delivered in 2024.

**Our Partner Brands**

Our Global Brands are complemented by our interest in TUIC, our 50%-owned joint venture that operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively, our "Partner Brands").

TUIC is a joint venture owned 50% by us and 50% by TUI AG, a German tourism company, which is designed to serve the contemporary and premium segments of the German cruise market by offering products tailored for German guests. All onboard activities, services, shore excursions and menu offerings are designed to suit the preferences of this target market.

TUI Cruises operates six ships, with an aggregate capacity of approximately 15,800 berths. Additionally, as of December 31, 2023, TUI Cruises had three ships on order with an aggregate capacity of approximately 11,100 berths, two of these ships are expected to be delivered in 2024, the third ship is expected to be delivered in 2026.

Hapag-Lloyd Cruises operates two luxury liners and three smaller expedition ships, with an aggregate capacity of approximately 1,590 berths. Hapag-Lloyd Cruises did not have any ships on order as of December 31, 2023.

Refer to Note 7. *Investments and Other Assets* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further details.

**Industry**

The cruising industry has been considered a well-established vacation sector in the North American, European and Australian markets and a developing sector in several other emerging markets. We believe that cruising will continue to be a popular vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. The Company and other industry participants voluntarily suspended operations in March of 2020 and gradually resumed full operations starting in the second half of 2021 through the first half of 2022. As a result, comparative information regarding market penetration is not meaningful for 2020, 2021, and 2022. For the five year period prior to 2020, industry data indicated that market penetration rates were still low and that a significant portion of cruise guests carried in those years were first-time cruisers. We believe this presents an opportunity for long-term growth and a potential for increased profitability.

Industry market penetration rates (computed based on the number of annual cruise guests as a percentage of the total population) grew from 3.36% to 3.89% for North America, from 1.25% to 1.41% for Europe, and from 0.08% to 0.20% for Asia/Pacific during the five year period from 2015 through 2019. During 2023, industry market penetration rates were 3.55% for North America, 1.07% for Europe, and 0.04% for Asia/Pacific. The penetration rates in 2023 show the recovery and growth potential in the markets most served by the industry.

The cruise industry was served by a fleet with a weighted average of approximately 650,000 berths during 2023 with approximately 361 ships at the end of 2023. As of December 31, 2023, there were approximately 51 ships on order with an estimated 110,000 berths that are expected to be placed in service in the global cruise market through 2028, not taking into account ships taken out of service or ordered during these periods. The global cruise industry carried approximately 21 million guests in 2023, 30 million cruise guests in 2019 and approximately 28.5 million in 2018.

The following table details the growth in global weighted average berths and the percentage of North American, European and Asia/Pacific cruise guests for 2023, 2022 and for each of the five years from 2015 through 2019 (in thousands, except berth data):

| | Supply of Berths | | Industry Cruise Guests | | | | |
|---|---|---|---|---|---|---|---|
| Year [1] | Weighted-Average Global Supply [2] | Royal Caribbean Group [3] | Global [2] | North American [2][4] | Europe [2][5] | Asia/Pacific [2][6] | Other [2] |
| 2015 | 469,000 | 112,700 | 23,000 | 52% | 29% | 14% | 5% |
| 2016 | 493,000 | 123,270 | 24,000 | 51% | 27% | 19% | 3% |
| 2017 | 515,000 | 124,070 | 26,700 | 48% | 25% | 20% | 7% |
| 2018 | 546,000 | 135,520 | 28,500 | 49% | 26% | 20% | 5% |
| 2019 | 579,000 | 141,570 | 30,000 | 47% | 25% | 24% | 4% |
| 2022 | 634,000 | 150,005 | 13,100 | 65% | 29% | 2% | 4% |
| 2023 | 650,000 | 157,575 | 21,200 | 63% | 27% | 6% | 4% |

_____

(1) Historically, we have reported annual information for comparability across periods. The 2020 suspension of global cruise operations as a result of COVID-19 and the gradual resumption of full operations starting in the second half of 2021 through the first half of 2022 do not allow for a meaningful comparison to prior years' information and, as such, 2020 and 2021 data has been excluded from this table.

(2) The estimates of the number of global cruise guests and the weighted-average supply of berths marketed globally are based on a combination of data that we obtain from various publicly available cruise industry trade information sources. We use data obtained from Seatrade Insider, Cruise Industry News and company press releases to estimate weighted-average supply of berths and CLIA and G.P. Wild to estimate cruise guest information. For 2023, cruise guest information includes data through the third quarter of 2023. In addition, our estimates incorporate our own analysis utilizing the same publicly available cruise industry data as a base.

(3) Total berths include our berths related to our Global Brands and Partner Brands as of December 31, 2023.

(4) Our estimates include the United States and Canada.

(5) Our estimates include European countries relevant to the industry (most notably: the Nordics, Germany, France, Italy, Spain and the United Kingdom).

(6) Our estimates include Southeast Asia (most notably: Singapore, Thailand and the Philippines), East Asia (most notably: China and Japan), South Asia (most notably: India) and Oceania (most notably: Australia and New Zealand) regions. The decrease in Asia/Pacific cruise guests from 2019 to 2023 is partly driven by China remaining closed given its COVID-19 restrictions through the first half 2023.

## Competition

We compete with a number of cruise lines as well as land-based vacation alternatives for consumers' leisure time. These include resorts (including all-inclusive resorts), hotels, internet-based alternative lodging sites, theme parks, sports, nature and sightseeing destinations. Our principal cruise competitors are Carnival Corporation & plc, which owns, among other brands, Aida Cruises, Carnival Cruise Line, Costa Cruises, Cunard Line, Holland America Line, P&O Cruises, Princess Cruises and Seabourn; Disney Cruise Line; MSC Cruises; Norwegian Cruise Line Holdings Ltd, which owns Norwegian Cruise Line, Oceania Cruises, and Regent Seven Seas Cruises; and Virgin Voyages.

## Operating Strategies

Our mission is to deliver the best vacation experiences responsibly. We continue to prioritize operating strategies that support this mission in a socially and environmentally responsible manner, working with our various business and community partners as we build toward a more sustainable cruise industry.

Our Company's operating strategies are as follows:

• deliver the best vacation experiences responsibly;

• deliver a lifetime of vacations to our customers;

- protect the health, safety and security of our guests and employees;

- deepen our customer relationships in order to increase frequency and repeat booking rates;

- focus on cost efficiency, adequate cash and liquidity,  and strong balance sheet, with the overall goals of maximizing our return on invested capital and shareholder value;

- protect the environment and communities in which our vessels and organization operate, with a focus on decarbonization;

- invest in our workforce in order to better serve our global guest base and grow our business, and promote gender equality, diversity and inclusion;

- increase the awareness and market penetration of our brands globally;

- strategically invest in our fleet through the upgrade and maintenance of existing ships and the transfer of key innovations, while prudently expanding our fleet with new state-of-the-art cruise ships;

- capitalize on the portability and flexibility of our ships by deploying them into those markets and itineraries that provide opportunities to optimize returns, while continuing our focus on existing key markets;

- provide extraordinary destination experiences and state-of-the-art port facilities to our guests;

- continue to deploy technology capabilities and advanced uses of data and analytics to deliver innovative customer experiences as well as to create operational efficiencies; and

- maintain strong relationships with travel advisors, while enhancing our consumer outreach and e-commerce programs

*Safety, security and health policies*

We are committed to protecting the health, safety and security of our guests, employees and others working on our behalf. Our efforts in these areas are managed by several departments within the Company that are responsible for maritime safety, global security, environmental stewardship and medical/public health activities. We also have a dedicated committee of our Board of Directors, the Safety, Environment, Sustainability and Health Committee, which is responsible for reviewing and monitoring our overall strategies, policies and programs that impact the safety and health of our guests and crew.

*Consumer engagement*

We place a strong focus on delivering a lifetime of vacations and priceless memories for our guests by identifying and creating product features and innovations that our customers value. We are focused on targeting and acquiring high-value guests by better understanding consumer data and insights to create communication strategies that resonate with our target audiences.

We target customers at important consumer decision points throughout their vacation journey and identify underlying needs for which guests value and are willing to pay a premium. We rely upon and continue to invest in various programs and technologies during the cruise-planning, cruising and after-cruise periods aimed at increasing revenues and occupancy. We have and expect to strategically invest in experiences on our ships that we believe drive marketability, profitability and improve the guest experience. In addition, we are focused on enhancing our vacation ecosystem by investing in a new travel platform, our loyalty programs and e-commerce capabilities.

*Focus on cost efficiency, capital allocation, adequate cash and liquidity and improving our balance sheet*

We are focused on maintaining a strong liquidity position and a balanced debt maturity profile, while making progress towards achieving lower leverage, lower interest expense, and an unsecured balance sheet. For example, during 2023, we amended our revolving credit facility with our key relationship banks to ensure adequate liquidity on a going-forward basis and additionally, we repaid approximately $4.0 billion of debt. We believe these strategies together with our continued focus on increasing operating income and margin, as well as disciplined capital allocation, enhance our ability to achieve our overall goal of maximizing our return on invested capital and long-term shareholder value.

*Protect the environment and communities in which we operate*

We are focused on the health of the environment and communities in which we operate. SEA the Future is our commitment to sustain the planet, energize the communities we visit, and accelerate innovation to improve our planet. Key programs include our Destination Net Zero strategy and Save the Waves Program.

Destination Net Zero is our decarbonization strategy that focuses on achieving net zero emissions by 2050 and delivering a net zero capable ship by 2035. This strategy also includes reducing our carbon intensity by double digits by 2025, compared to 2019.

Destination Net Zero's four-pronged approach includes:

• Modernizing our fleet with new energy-efficient and alternatively fueled vessels;

• Continued investment in energy efficiency programs;

• Development of alternative fuel and alternative power solutions; and

• Optimized deployment and integration of strategic shore-based supply chains.

While we continue to refine our roadmap to Destination Net Zero, we know our strategy will require new fuels and technologies that are not available today. Collaboration is imperative to reaching our decarbonization goals. as such, we are partnering with governments, fuel suppliers, shipyards, and technology stakeholders to build and test a safe and reliable supply of alternative energy sources.

Another example of our commitment to sustaining our planet with key partners is our decades-long Save the Waves program, which focuses on waste management techniques and technologies, along with reuse and recycling programs, to reduce the amount of waste produced on our ships and divert the remaining waste from landfills. We also have a long-term partnership with the World Wildlife Fund to evaluate ship operations, sustainable sourcing of food supplies, waste management, sustainable destinations and guest education on ocean conservation.

We also believe in transparent reporting on our environmental and sustainability stewardship, as well as our social and governance efforts. Our SEA the Future commitment and annual sustainability report, both of which are accessible on our corporate website, highlight our commitment and progress made with regards to those environmental, social and governance aspects of our business that we believe are most significant to our organization and stakeholders. In addition to providing an overview on our sustainability efforts, the report references the guidelines of the Global Reporting Initiative and is aligned with the Sustainable Accounting Standards Boards Industry Standards for Cruise Lines. We continue to advance our reporting following the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD). Our corporate website contains the current version of our reports which provide information about our environmental performance goals and sustainability initiatives. The foregoing information contained on our website is not part of any of these reports and is not incorporated by reference herein or in any other report or document we file with the Securities and Exchange Commission. Refer to the *Regulation - Environmental Regulations* section below for further information.

*Investing in our workforce and promoting equality, diversity and inclusion*

We believe that our employees, both shipboard and shoreside, are a critical success factor for our business. We strive to identify, hire, develop, motivate and retain the best employees, who provide our guests with extraordinary vacations. Our ability to attract, engage, and retain key employees has been and will remain critical to our success. Our Talent and Compensation Committee of our Board of Directors oversees the Company's human capital management strategies, including initiatives for talent diversity, equity and inclusion, talent management, and corporate culture.

We focus on providing our employees with a competitive compensation structure, development opportunities, and other personal and professional growth opportunities in order to strengthen and support our human capital. We also select, develop and have strategies to retain high performing leaders to advance the enterprise now and in the future. To that end, we pay special attention to identifying high performing potential leaders and developing bench strength so these leaders can assume leadership roles throughout the organization.

We strive to maintain a work environment that reinforces collaboration, motivation and innovation, and believe that maintaining a strong employee-focused culture is beneficial to the growth and expansion of our business. We foster diversity and inclusion among our broad employee base. Refer to the *Human Capital* section below for further information.

*Global awareness and market penetration*

We increase brand awareness and market penetration of our cruise brands in various ways, including the use of communication strategies and marketing campaigns designed to emphasize the qualities of each brand, especially among target groups. Our marketing strategies include the use of travel advisors, traditional media, mobile and digital media as well as social media, influencers, our websites, and sponsorships. Our brands also engage past and potential guests by collaborating with travel partners and through call centers, international offices and international representatives. In addition, our Global Brands target repeat guests with exclusive benefits offered through their respective loyalty programs.

We sell and market our Global Brands to guests outside of the United States and Canada through the combined efforts of internationally focused internal resources and a network of independent international representatives located throughout the world. While the majority of our guests for our Global Brands come from North America, we also sell and market our cruise brands to guests in countries outside of North America by tailoring itineraries and onboard product offerings to the cultural characteristics and preferences of our international guests. In addition, we explore opportunities that may arise to acquire or develop brands tailored to specific markets.

*Delivery of state-of-the-art cruise ships, and fleet upgrade and maintenance*

We place a strong focus on innovation, which we seek to achieve by introducing new concepts on our new ships and continuously making improvements to our existing fleet, such as large-scale atriums, double hulls for increased safety, and advanced steel structures. We are expanding our innovation efforts to cover multiple fronts, including naval and architectural design, guest facing features, energy efficiency, sustainability, and safety.

We are committed to building state-of-the-art ships at a moderate growth rate and we believe our success in this area provides us with a competitive advantage. Our newer vessels traditionally generate higher revenue yield premiums and are more efficient and environmentally friendly to operate than older vessels.

In 2023, we introduced three new vessels to our fleet, including Royal Caribbean International's new flagship – *Icon of the Seas*, Celebrity Cruises – *Celebrity Ascent*, and Silversea Cruises – *Silver Nova*. Each of these vessels represent the latest hardware for their respective brands and both *Icon of the Seas* and *Silver Nova* are the first vessels of a new class. For Royal Caribbean International, new features on *Icon of the Seas* include a dedicated family neighborhood called "Surfside", a pool deck featuring the largest swimming pool and waterpark at sea, and the "Aquadome" showcasing the tallest waterfall at sea in an 82-foot-tall dome. For Celebrity Cruises, *Celebrity Ascent* represents an evolution of *Celebrity Beyond* and builds on the innovation that the Edge series of ships have brought to market. For Silversea, *Silver Nova* is amongst our most environmentally friendly and energy efficient ships to date.

As of December 31, 2023, our Global Brands and Partner Brands have 8 ships on order. Refer to the *Operations* section below for further information on our ships on order. As we further develop our Newbuild program, we continue to utilize each vessel as an opportunity to pilot new technology towards Destination Net Zero.

In addition, we regularly evaluate opportunities to order new ships, purchase existing ships or sell ships in our current fleet while ensuring that we remain focused on the returns we generate on invested capital and maintaining a high level of discipline on capital spending and operating leverage.

*Markets and itineraries*

In an effort to penetrate untapped markets, diversify our consumer base and respond to changing economic and geopolitical market conditions, we continue to seek opportunities to deploy ships to new, and stronger markets and itineraries throughout the world. The portability of our ships allows us to deploy our ships to meet demand within our existing and new cruise markets. We make deployment decisions generally 18 to 32 months in advance, with the goal of optimizing the overall profitability of our portfolio. Additionally, the infrastructure investments we have made to create a flexible global sourcing model have made our brands relevant in a number of markets around the world, which allows us to be opportunistic and source the highest yielding guests for our itineraries.

Our ships offer a wide selection of itineraries that call on over 1,000 destinations in over 120 countries, spanning across all seven continents. We are focused on maximizing long-term shareholder returns by operating in established markets while growing our presence in developing markets. New capacity has allowed our brands to expand into new markets and itineraries in an effort to address changes in market demand.

*Destination experiences and port facilities*

In order to provide unique destination experiences to our guests, we have and continue to invest in our private land destinations. Our Perfect Day Island Collection represents our initiative to develop a series of private island destinations in key markets. The first island in the collection, Perfect Day at CocoCay, includes a wide range of attractions, such as a full water park, zip line course, freshwater pools, helium balloon ride, splash pads and a beach club. In January 2024, we completed the expansion of Perfect Day at CocoCay with the delivery of Hideaway Beach, an adults-only experience. Additionally, our Royal Beach Club will offer an exclusive and branded experience at high volume ports. The first Royal Beach Club is expected to open in 2025 in Nassau, Bahamas. We continue to evaluate opportunities to develop additional destinations across the globe.

In an effort to secure desirable berthing facilities for our ships, and to provide new or enhanced cruise destinations for our guests, we have actively assisted or invested in the development or enhancement of certain port facilities and infrastructure, including mixed-use commercial properties, located in strategic ports of call, and reduction of our environmental impacts. For instance, in March 2023 we closed a partnership agreement with iCON Infrastructure Partners VI, L.P. ("iCON"). This partnership will own, develop, and manage cruise terminal facilities and infrastructure in key ports of call, initially including several development projects in Italy and Spain.

Generally, we collaborate with local, private or governmental entities by providing management and/or financial assistance and often enter into long-term port usage arrangements. Our participation in these efforts is most often accomplished via investments with the relevant government authority and/or various other strategic partnerships established to develop and/or operate the port facilities, by providing direct development and management expertise or in certain limited circumstances, by providing direct or indirect financial support. In exchange for our involvement, we generally secure preferential berthing rights for our ships.

*Technological capabilities*

Technology is a pervasive part of virtually every business process we use to support our operating strategies and provide a quality experience to our customers before, during and after their vacation. We continue to develop tools that enhance our commercial capabilities and support our goal of deepening our customer relationships. We are focused on enhancing our guests' digital experience and growing onboard revenue, by making it easier for our guests to plan and maximize their next vacation through our websites and mobile applications. For example, we recently enabled booking a cruise in our mobile applications, built a loyalty hub to provide easy to view status, benefits and ways to earn rewards and a video library to showcase our family of brands.

We have continued to integrate digital capabilities into our operations and have increased our focus in bringing data analytics and artificial intelligence into our processes to provide better insights for revenue management as well as in how to model our maintenance or operational actions. We have also partnered with SpaceX to launch Starlink, the next generation in shipboard connectivity, unlocking an improved guest experience. In concert with our destination focus, our island technology solutions are now enabling our guests to remain connected with WiFi access, charge food and beverages as well as take advantage of all the island based activities with the same ease as onboard our ships.

Investments in our core platforms, as well as the trade and direct distribution channels, are delivering the benefit of more modernized solutions with scalability and faster self-service response times while also deploying new features such as flight packages and additional promotional offer capabilities. Cyber security and data privacy are an ongoing focus, and we have made and will continue to make investments to protect our customer data, intellectual property and global operations. Refer to Item 1A. *Risk Factors - "We are exposed to cyber security attacks and data breaches and the risks and costs associated with protecting our systems and maintaining data integrity and security"* for a discussion of the risks associated with cyber security.

*Travel advisor support, consumer outreach, and e-commerce*

Travel advisors continue to be a significant sourcing channel of revenues for our ships. We believe in the value of this distribution channel and invest in maintaining strong relationships with our travel partners. To accomplish this goal, we seek to maintain competitive commission rates and incentive structures with the marketplace. We continuously work with travel advisors to sell upgrades and add-ons such as air and pre-cruise purchases to improve the retention and profitability of the channel. We provide brand dedicated sales representatives who serve as consultants to our travel partners. We also provide trained customer service representatives, call centers and online training tools.

We continue to operate our Consumer Outreach department, which provides consumers 24-hour access to our vacation planners and customer service agents in our call centers, as well as invest in our websites, including mobile applications and mobile websites. We enable our guests to communicate and book with us through various channels such as phone, web, chat, text message, and/or email. Additionally, we continue to advance our e-commerce capabilities and the vacation shopping experience for our guests. In addition to offering a simplified booking experience, we leverage the mobile application for onboard experiences such as WiFi, beverages, shore excursions, and specialty dining – enabling guests to book their vacation end-to-end.

**Guest Services**

We handle virtually all travel aspects related to guest reservations and transportation, including facilitating guest pre- and post-hotel stay arrangements and air transportation.

Royal Caribbean International, Celebrity Cruises and Silversea Cruises offer recognition and status upgrades to their guests through their loyalty programs, Crown & Anchor Society, Captain's Club, and Venetian Society, respectively, to encourage repeat business. Crown & Anchor Society has approximately 19.2 million members worldwide. Captain's Club and Venetian Society have approximately 6.1 million members combined worldwide. Members are awarded points or credits in proportion to the number of cruise days and stateroom category. The loyalty programs provide tiers of membership benefits which entitle guests to upgraded experiences and recognition relative to the status achieved once guests have accumulated the number of cruise points or credits specified for each tier. In addition, upon achieving a certain level of cruise points or credits, the Crown & Anchor Society and Captain's Club members benefit from reciprocal membership benefits between the loyalty programs. Examples of the benefits available under our loyalty programs include, but are not limited to, priority waitlist for shore excursions, complimentary laundry service, complimentary internet, digital discount vouchers, upgraded bathroom amenities, reserved seating on the pool deck, ship tours and, in the case of our most loyal guests who have achieved the highest levels of cruise points or credits, complimentary cruises. We regularly work to enhance each of our loyalty programs by adding new features and amenities in order to reward our repeat guests.

**Operations**

*Cruise Ships and Itineraries*

As of December 31, 2023, our Global Brands and Partner Brands collectively operated 64 ships with a selection of worldwide itineraries that call on more than 1,000 destinations in over 120 countries.

The following table presents summary information concerning ships that we expect will be in our fleet in 2024 under our Global Brands and Partner Brands.

| Ship | Year Ship Built | Year ship entered service / will enter service | Approximate Berths |
|---|---|---|---|
| **Royal Caribbean International** | | | |
| *Utopia of the Seas* | 2024 | 2024 | 5,700 |
| *Icon of the Seas* [(1)] | 2023 | 2024 | 5,600 |
| *Wonder of the Seas* | 2022 | 2022 | 5,700 |
| *Odyssey of the Seas* | 2021 | 2021 | 4,200 |
| *Spectrum of the Seas* | 2019 | 2019 | 4,150 |
| *Symphony of the Seas* | 2018 | 2018 | 5,500 |
| *Harmony of the Seas* | 2016 | 2016 | 5,500 |
| *Ovation of the Seas* | 2016 | 2016 | 4,150 |
| *Anthem of the Seas* | 2015 | 2015 | 4,150 |
| *Quantum of the Seas* | 2014 | 2014 | 4,150 |
| *Allure of the Seas* | 2010 | 2010 | 5,500 |
| *Oasis of the Seas* | 2009 | 2009 | 5,600 |
| *Independence of the Seas* | 2008 | 2008 | 3,850 |
| *Liberty of the Seas* | 2007 | 2007 | 3,800 |
| *Freedom of the Seas* | 2006 | 2006 | 3,950 |
| *Jewel of the Seas* | 2004 | 2004 | 2,200 |
| *Mariner of the Seas* | 2003 | 2003 | 3,350 |
| *Serenade of the Seas* | 2003 | 2003 | 2,150 |
| *Navigator of the Seas* | 2002 | 2002 | 3,400 |

| Ship | Year Ship Built | Year ship entered service / will enter service | Approximate Berths |
|---|---|---|---|
| *Brilliance of the Seas* | 2002 | 2002 | 2,150 |
| *Adventure of the Seas* | 2001 | 2001 | 3,350 |
| *Radiance of the Seas* | 2001 | 2001 | 2,150 |
| *Explorer of the Seas* | 2000 | 2000 | 3,300 |
| *Voyager of the Seas* | 1999 | 1999 | 3,450 |
| *Vision of the Seas* | 1998 | 1998 | 2,050 |
| *Enchantment of the Seas* | 1997 | 1997 | 2,300 |
| *Rhapsody of the Seas* | 1997 | 1997 | 2,050 |
| *Grandeur of the Seas* | 1996 | 1996 | 2,000 |
| **Celebrity Cruises** | | | |
| *Celebrity Ascent* | 2023 | 2023 | 3,250 |
| *Celebrity Beyond* | 2022 | 2022 | 3,250 |
| *Celebrity Apex* | 2020 | 2020 | 2,900 |
| *Celebrity Flora* | 2019 | 2019 | 100 |
| *Celebrity Edge* | 2018 | 2018 | 2,900 |
| *Celebrity Reflection* | 2012 | 2012 | 3,050 |
| *Celebrity Silhouette* | 2011 | 2011 | 2,900 |
| *Celebrity Eclipse* | 2010 | 2010 | 2,850 |
| *Celebrity Equinox* | 2009 | 2009 | 2,850 |
| *Celebrity Solstice* | 2008 | 2008 | 2,850 |
| *Celebrity Xploration* | 2007 | 2016 | 15 |
| *Celebrity Constellation* | 2002 | 2002 | 2,200 |
| *Celebrity Summit* | 2001 | 2001 | 2,200 |
| *Celebrity Infinity* | 2001 | 2001 | 2,150 |
| *Celebrity Xpedition* | 2001 | 2004 | 50 |
| *Celebrity Millennium* | 2000 | 2000 | 2,200 |
| **Silversea Cruises** | | | |
| *Silver Ray* | 2024 | 2024 | 730 |
| *Silver Nova* | 2023 | 2023 | 730 |
| *Silver Endeavour* | 2021 | 2022 | 220 |
| *Silver Dawn* | 2021 | 2022 | 600 |
| *Silver Origin* | 2020 | 2020 | 100 |
| *Silver Moon* | 2020 | 2020 | 600 |
| *Silver Muse* | 2017 | 2017 | 600 |
| *Silver Spirit* | 2009 | 2009 | 600 |
| *Silver Whisper* | 2001 | 2001 | 400 |
| *Silver Shadow* | 2000 | 2000 | 400 |
| *Silver Wind* | 1995 | 1995 | 270 |
| *Silver Cloud* | 1994 | 1994 | 250 |
| **TUI Cruises** | | | |
| *Mein Schiff Relax* | 2024 | 2025 | 4,100 |
| *Mein Schiff 7* | 2024 | 2024 | 2,900 |
| *Mein Schiff 2* | 2019 | 2019 | 2,900 |
| *Mein Schiff 1* | 2018 | 2018 | 2,900 |

| Ship | Year Ship Built | Year ship entered service / will enter service | Approximate Berths |
|---|---|---|---|
| *Mein Schiff 6* | 2017 | 2017 | 2,500 |
| *Mein Schiff 5* | 2016 | 2016 | 2,500 |
| *Mein Schiff 4* | 2015 | 2015 | 2,500 |
| *Mein Schiff 3* | 2014 | 2014 | 2,500 |
| **Hapag-Lloyd** | | | |
| *Hanseatic Spirit* | 2021 | 2021 | 230 |
| *Hanseatic Inspiration* | 2019 | 2019 | 230 |
| *Hanseatic Nature* | 2019 | 2019 | 230 |
| *Europa 2* | 2013 | 2013 | 500 |
| *Europa* | 1999 | 1999 | 400 |
| **Total** | | | 171,005 |

_____

(1)    *Icon of the Seas* was delivered in 2023 and commenced cruise revenue operations in January 2024.

As of December 31, 2023, our Global Brands and our Partner Brands have eight  ships on order. The table below sets forth, as of December 31, 2023, the dates that the ships on order are expected to be delivered, and their approximate berths. The expected delivery dates for all of our ships on order are subject to change due to events such as shipyard construction delays or agreed upon scope changes which impact the delivery timelines. See Part I. Item 1A. *Risk Factors* for further discussion on shipyard operations.

| Ship | Shipyard | Expected Delivery | Approximate Berths |
|---|---|---|---|
| Royal Caribbean International — | | | |
| Oasis-class: | | | |
| *Utopia of the Seas* | Chantiers de l'Atlantique | 2nd Quarter 2024 | 5,700 |
| Icon-class: | | | |
| *Star of the Seas* | Meyer Turku Oy | 2nd Quarter 2025 | 5,600 |
| *Unnamed* | Meyer Turku Oy | 2nd Quarter 2026 | 5,600 |
| Celebrity Cruises — | | | |
| Edge-class: | | | |
| *Celebrity Xcel* | Chantiers de l'Atlantique | 4th Quarter 2025 | 3,250 |
| Silversea Cruises — | | | |
| Evolution-class: | | | |
| *Silver Ray* | Meyer Werft | 2nd Quarter 2024 | 730 |
| TUI Cruises (50% joint venture) — | | | |
| *Mein Schiff 7* | Meyer Turku Oy | 2nd Quarter 2024 | 2,900 |
| *Mein Schiff Relax* | Fincantieri | 4th Quarter 2024 | 4,100 |
| *Unnamed* | Fincantieri | 2nd Quarter 2026 | 4,100 |
| Total Berths | | | 31,980 |

_____

In addition, in February 2024, we entered into an agreement with Chantiers de l'Atlantique to build an additional Oasis class ship for delivery in 2028, which is contingent upon completion of certain conditions precedent including financing.

*Seasonality*

Our revenues have historically been seasonal based on the demand for cruises. Demand is typically strongest for cruises during the Northern Hemisphere's summer months and holidays. In order to mitigate the impact of the winter weather in the Northern Hemisphere and to capitalize on the summer season in the Southern Hemisphere, our brands have focused on deployment in the Caribbean, Asia and Australia during that period.

*Passengers and Capacity*

Selected statistical information is shown in the following table (see *Financial Presentation- Description of Certain Line Items* and *Selected Operational and Financial Metrics* under Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for definitions). *Passengers Carried, Passenger Cruise Days, Available Passenger Cruise Days* and *Occupancy* reflect the impact of our suspension of operations during parts of 2020 and 2021 due to the COVID-19 pandemic and the gradual resumption of full operations starting the second half of 2021 through the first half of 2022:

| | **Year Ended December 31,** | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2023** | **2022** | **2021 (1)(3)** | **2020 (2)** | **2019 (2)** |
| Passengers Carried | 7,646,203 | 5,536,335 | 1,030,403 | 1,295,144 | 6,553,865 |
| Passenger Cruise Days | 49,549,127 | 35,051,935 | 5,802,582 | 8,697,893 | 44,803,953 |
| Available Passenger Cruise Days (APCD) | 46,916,259 | 41,197,650 | 11,767,441 | 8,539,903 | 41,432,451 |
| Occupancy | 105.6% | 85.1% | 49.3% | 101.9% | 108.1% |

_____

(1)     Due to the elimination of the Silversea Cruises three-month reporting lag in October of 2021, we include Silversea Cruises' metrics from October 1, 2020 through June 30, 2021 and October 1 through December 31, 2021 in the year ended December 31, 2021. The year ended December 31, 2021 does not include July, August, and September 2021 statistics as Silversea Cruises' results of operations for those months are included within *Other (expense) income* in our consolidated statements of comprehensive loss for the year ended December 31, 2021.Refer to Note 1. *General* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for more information on the three-month reporting lag.

(2)     Due to the three-month reporting lag effective through September 30, 2021, we include Silversea Cruises' metrics from October 1, 2019 through September 30, 2020 in the year ended December 31, 2020, and from October 1, 2018 through September 30, 2019 in the year ended December 31, 2019.

(3)     For the year ended December, 31, 2021, we include Azamara Cruises' metrics through March 19, 2021, the effective sale date of the brand. Refer to Note 1. *General* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for more information on the sale of the Azamara Cruises brand. For the years ended December 31, 2020, and 2019, we include the full year of operations for Azamara Cruises.

*Cruise Pricing*

Our cruise ticket prices include accommodations and a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on many factors including the destination, cruise length, stateroom category selected, the time of year the cruise takes place, and the amenities bundled into the price.

Although we grant credit terms in select markets mainly outside of the United States, our payment terms generally require an upfront deposit to confirm a reservation, with the balance due prior to sailing. Our cruises are generally available for sale at least one year in advance and often more than two years in advance of sailing. During the selling period of a cruise, we continually monitor and adjust our cruise ticket prices for available guest staterooms based on demand, with the objective of maximizing net yields.

As our business has grown globally, our sale arrangements with travel advisors may vary. For instance, although our direct business has historically grown at a rapid pace, sale arrangements through travel advisor charter and group sales are proportionately higher in the China market than in our other markets which are primarily through retail agency and direct sales. We have developed and implemented enhancements to our reservations system that provide us and our travel partners with additional capabilities, making it easier to do business with us.

Passenger ticket revenues accounted for approximately 69%, 66% and 61% of total revenues in 2023, 2022 and 2021, respectively.

*Onboard Activities and Other Revenues*

Our cruise brands offer modern fleets with a wide array of onboard services, amenities and activities which vary by brand and ship. While many onboard activities are included in the base price of a cruise, we realize additional revenues from, among other things, gaming, the sale of alcoholic and other beverages, internet and other telecommunication services, gift shop items, shore excursions, photography, spa/salon and fitness services, art auctions, retail shops and a wide variety of specialty restaurants and dining options. Many of these services are available for pre-booking prior to embarkation. These activities are offered either directly by us or by independent concessionaires from which we receive a percentage of their revenues. The all-inclusive pricing programs that we offer currently add some of these onboard activity and other services to the base price of the cruise.

In conjunction with our cruise vacations, we offer pre- and post-cruise hotel packages to our Royal Caribbean International, Celebrity Cruises and Silversea Cruises guests. We also offer cruise vacation protection coverage to guests in a number of markets, which provides guests with coverage for trip cancellation, medical protection and baggage protection. Onboard and other revenues accounted for approximately 31%, 34%, and 39% of total revenues in 2023, 2022, and 2021, respectively.

**Segment Reporting**

We believe our brands possess the versatility to enter multiple cruise market segments within the cruise vacation industry. Although each of our brands has its own marketing style as well as ships and crews of various sizes, the nature of the products sold and services delivered by our brands share a common base (i.e., the sale and provision of cruise vacations). Our brands also have similar itineraries as well as similar cost and revenue components. In addition, our Global Brands have historically sourced passengers from similar markets around the world and operated in similar economic environments with a significant degree of commercial overlap. As a result, our brands have been aggregated as a single reportable segment based on the similarity of their economic characteristics, types of consumers, regulatory environment, maintenance requirements, supporting systems and processes as well as products and services provided. Our President and Chief Executive Officer has been identified as the chief operating decision-maker and all significant operating decisions including the allocation of resources are based upon the analyses of the Company as one segment. (For financial information, see Item 8. *Financial Statements and Supplementary Data*.)

**Human Capital**

Our human capital strategy focuses on attracting, developing and retaining the best talent in the industry. Some key elements of these strategies include: assessing current and future talent needs; a diverse and inclusive workforce; robust opportunities for employee growth and development; support for health and well-being; and an active listening strategy to make sure voices are heard and continuous improvement occurs. We review our human capital metrics and our diversity equity and inclusion (DEI) program with the Talent and Compensation Committee of our Board of Directors on a regular basis.

As of December 31, 2023, our three global cruise brands employed approximately 98,200 employees spanning across our shipboard fleet and shoreside locations. Our shoreside workforce, including private destinations, consisted of approximately 9,500 full time and 100 part-time employees. Our shipboard workforce consisted of approximately, 88,700 employees, and as of December 31, 2023, approximately 88% were covered by collective bargaining agreements.

The following table details the distribution of our workforce by employee type and region as of December 31, 2023:

| Employee Type | U.S. Based Employees | International Employees |
|---|---|---|
| Shoreside Operations[1] | 4,050 | 3,900 |
| Shipboard Employees | — | 88,700 |
| Private Destinations [2] | — | 1,550 |

(1)    Includes full time and part-time employees.

(2)    Private Destinations includes Coco Cay, Labadee and Galapagos based employees.

As a global operation, we take great pride in the broad diversity of our workforce and the value it brings to our company. Our shoreside workforce is gender diverse with 54% female representation. Our shipboard workforce is comprised of employees from approximately 135 countries. The majority of our shipboard workforce comes from the Philippines (31%), Indonesia (18%) and India (14%). Our shoreside workforce is primarily based out of the U.S. (51%), Philippines (26%), Mexico (8%), and U.K. (5%).

The following table details the gender distribution of our workforce by employee location as of December 31, 2023:

| Employee Location | Male | Female |
| --- | --- | --- |
| Shoreside - U.S. | 46% | 54% |
| Shoreside - International | 43% | 57% |
| Shipboard | 78% | 22% |

Our U.S. shoreside workforce is ethnically diverse with approximately 57% comprised of non-White ethnic groups.

| U.S. Shoreside Representation by Ethnicity | % of Total U.S. Shoreside Population |
| --- | --- |
| White | 39% |
| Hispanic | 43% |
| African American | 8% |
| Asian | 6% |
| Others[1] | 4% |

(1)     No other individual category is greater than 1%.

We offer a variety of learning and development programs to our workforce, which includes a combination of instructor led (classroom and virtual) and web based (self-learning) courses. This includes additional tools to assist our employees with managing their career development within Royal Caribbean Group. In 2023, our workforce invested approximately 2.5 million hours in learning programs across a variety of areas ranging from Ethics, Compliance, Business Software and Tools, Finance/Accounting, Professional development, Project Management, Cyber Security, Leadership and Safety/Security among others. In total, our workforce completed approximately 2.9 million courses within our learning management systems.

We run our employee pulse surveys periodically to understand and positively impact our employees' experience. In 2023, our shoreside employee engagement scores remained high and above most global industry benchmarks.

**Trademarks**

We own a number of registered trademarks related to the Royal Caribbean International, Celebrity Cruises and Silversea Cruises cruise brands. The registered trademarks include the name "Royal Caribbean International" and its crown and anchor logo, the name "Celebrity Cruises" and its "X" logo, the name "Silversea Cruises" and its logo, and the names of various cruise ships, ship venues and other marketing programs. We believe our largest brands' trademarks are widely recognized throughout the world and have considerable value. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained.

**Insurance**

We maintain insurance on the hull and machinery of our ships, with insured values generally equal to the net book value of each ship. This coverage is maintained with reputable insurance underwriters from the British, Scandinavian, French, United States and other reputable international insurance markets.

We are members of four Protection and Indemnity ("P&I") clubs, which are part of a worldwide group of 12 P&I clubs, known as the International Group of P&I Clubs (the "IG"). Liabilities, costs and expenses for illness and injury to crew and guest, pollution and other third-party claims in connection with our cruise activities are covered by our P&I clubs, subject to the clubs' rules and the limits of coverage determined by the IG. P&I coverage provided by the clubs is on a mutual basis and we are subject to additional premium calls in the event of a catastrophic loss incurred by any member of the 12 P&I clubs, whereby the reinsurance limits purchased by the IG are exhausted. We are also subject to additional premium calls based on investment and underwriting shortfalls experienced by our own individual insurers.

We maintain war risk insurance for legal liability to crew, guests and other third parties as well as for loss or damage to our vessels arising from acts of war, including invasion, insurrection, terrorism, rebellion, piracy and hijacking. Our primary war risk coverage is provided by a Norwegian war risk insurance association and our excess war risk insurance is provided by our four P&I clubs. Consistent with most marine war risk policies, our coverage is subject to cancellation in the event of a change in risk. In the event of a war between major powers, our primary policies terminate after thirty days' notice and our excess policies terminate immediately. Our excess policies are also subject to cancellation after a notice period of seven days in the event of other changes in risk. These notice periods allow for premiums to be renegotiated based on changes in risk.

Insurance coverage for other exposures, such as shoreside property and casualty, passenger off-vessel, directors and officers and network security and privacy, are maintained with various global insurance companies.

We do not carry business interruption insurance for our ships based on our evaluation of the risks involved and protective measures already in place, as compared to the cost of insurance.

All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, we either self-insure or co-insure a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. These cycles are impacted both by our own loss experience and by losses incurred in direct and reinsurance markets. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable. No assurance can be given that affordable and secure insurance markets will be available to us in the future, particularly for war risk insurance.

**Regulation**

Our ships are regulated by various international, national, state and local laws, regulations and treaties in force in the jurisdictions in which they operate. In addition, our ships are registered in the Bahamas, Cyprus, Malta or in the case of our ships operating in the Galapagos Islands, Ecuador. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of our ships, guests and crew as well as environmental protection. Each country of registry conducts periodic inspections to verify compliance with these regulations as discussed more fully below. Ships operating out of ports of call around the world are also subject to inspection by the maritime authorities of that country for compliance with international treaties and local regulations. Additionally, ships operating out of the United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary and health conditions. Our ships are also subject to similar inspections pursuant to the laws and regulations of various other countries our ships visit.

We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to conduct our business. Health, safety, security, environmental and financial responsibility issues are, and we believe will continue to be, an area of focus by the relevant government authorities in the United States and internationally. From time to time, various regulatory and legislative changes may be implemented that could impact our operations and subject us to increasing compliance costs in the future.

*Safety and Security Regulations*

Our ships are required to comply with international safety standards defined in the International Convention for Safety of Life at Sea ("SOLAS"), which, among other things, establish requirements for ship design, structural features, materials, construction, lifesaving equipment and safe management and operation of ships for guest and crew safety. The SOLAS standards are revised from time to time and incorporated in our ship design and operation, as applicable. The latest enhancements include the addition of the Polar Code which sets goal-based standards for ships operating in the polar region as well as damage stability requirements for new designs and operational measures for existing vessels. Compliance with these modified standards have not historically had a material effect on our operating costs. SOLAS incorporates the International Safety Management Code ("ISM Code"), which provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code is mandatory for all vessels, including passenger vessel operators.

All of our operations and ships are regularly audited by various national authorities, and we are required to maintain the relevant certificates of compliance with the ISM Code.

Additionally, we are required to meet, and we fully comply with, the provisions outlined in the Standards of Training, Certification, and Watchkeeping for Seafarers (STCW). This convention sets the training and competency standards for all our crew who are responsible for operating the vessels or who have designated roles in ensuring the safety of our guests and crew during an emergency. Regulatory bodies routinely check that our crews' training credentials are up-to-date and assess competency by observing safety and emergency drills. As amendments are made to STCW, we ensure that our crew training is updated accordingly.

Our ships are subject to various security requirements, including the International Ship and Port Facility Security Code ("ISPS Code"), which is part of SOLAS, and the U.S. Maritime Transportation Security Act of 2002 ("MTSA"), which applies to ships that operate in U.S. ports. In order to satisfy these security requirements, we implement security measures, conduct vessel security assessments, and develop security plans. The security plans for all of our ships have been submitted to and approved by the Recognized Security Organization on behalf of the ships' flag state and are in compliance with the ISPS Code and the MTSA.

The Cruise Vessel Security and Safety Act of 2010, which applies to passenger vessels which embark or include port stops within the United States, requires the implementation of certain safety design features as well as the establishment of practices for the reporting of and dealing with allegations of crime. The cruise industry supported this legislation and we believe that our internal standards are generally as strict or stricter than the law requires. Some provisions of the act call for regulations which have not been finalized. We do not expect the pending regulations to have a material impact to our operations.

*Environmental Regulations*

We are subject to various international and national laws and regulations relating to environmental protection. Under such laws and regulations, we are generally prohibited from discharging materials other than food waste and treated effluents into the waterways. We have made, and will continue to make, capital and other expenditures to comply with environmental laws and regulations. From time to time, environmental and other regulators consider more stringent regulations, which may affect our operations and increase our compliance costs. We believe that the impact of ships on the global environment will continue to be an area of focus by the relevant authorities throughout the world and, accordingly, may subject us to increasing compliance costs in the future, including the items described below.

Our ships are subject to the International Maritime Organization's (''IMO'') regulations under the International Convention for the Prevention of Pollution from Ships (the ''MARPOL Regulations'') and the International Convention for the Control and Management of Ships Ballast Water and Sediments (Ballast Water Management Convention), in addition to other regional and national regulations such as EU Directives and the US Vessel General Permit, which includes requirements designed to minimize pollution by oil, sewage, garbage, air emissions and the transfer of non-native/ non-indigenous species. We have obtained the relevant international compliance certificates relating to oil, sewage, air pollution prevention and ballast water for all of our ships.

*Emissions*

The MARPOL Regulations imposed reduced global limitations on the sulfur content of emissions emitted by ships operating worldwide to 0.5% as of January 1, 2020. Compliance with this limitation has not and is not expected to have a material impact to our results of operations, largely due to a number of mitigating steps we have taken over the last several years. This includes equipping all of our new ships delivered since 2014 with Advanced Emissions Purification ("AEP") systems covering all engines and actively developing and installing AEP systems on the majority of our remaining fleet; resulting in 70% of our fleet being equipped with AEP systems. In addition, the majority of our ships on order are being delivered with Liquified Natural Gas ("LNG") technology that meet all sulfur requirements without the need for an AEP system. These efforts will provide us with additional operational and deployment flexibility.

The MARPOL Regulations also establish special Emission Control Areas ("ECAs") with additional stringent limitations on sulfur emissions in certain geographical areas. There are four established ECAs and one additional ECA being established beginning in May of 2025 that restrict sulfur emissions: the Baltic Sea, the North Sea/English Channel, certain waters surrounding the North American coast, and the waters surrounding Puerto Rico and the U.S. Virgin Islands (the "US Caribbean ECA") and the Mediterranean Sea ECA coming into force in May 2025. Ships operating in these sulfur ECAs are required to reduce their emissions sulfur content to 0.1%. Additionally, all new ships operating within the North American and U.S. Caribbean Sea ECA that began construction on or after January 1, 2016 and ships operating in the North and Baltic Sea ECA constructed on or after January 1, 2021 are required to meet more stringent nitrogen oxide emission limits. In order to ensure deployment flexibility, all of our ships under construction are being built to comply with these nitrogen oxide emission rules. Compliance with these MARPOL requirements has not had and is not expected to have, a material impact on our results of operations due to the mitigating steps described above.

The European Union (EU) and IMO implemented legislations that require ships to monitor and report their carbon emissions. These legislations contemplated the enactment of further obligations and restrictions focused on reducing carbon emissions from ships. In 2022, the EU proposed a series of carbon reforms under its Fit for 55 package designed to meet its 2030 emission goals of reducing its GHG emissions by 55% from 1990 levels. As part of this package, during 2023, the EU adopted and published the Emission Trading System (ETS) and the FuelEU Maritime regulation. The ETS program will impose requirements to purchase carbon emission allowances beginning in 2024 for 40% of our emissions within Europe, growing to 70% in 2025, and to 100% in 2026. The impact of the EU ETS regulation is not expected to have a material impact on our 2024 results of operations. The impact of the regulation on future periods is uncertain as the costs of ETS allowances will depend on future markets as well as future deployments. Based on current deployment plans and current prices of ETS allowances, we do not expect the regulation to have a material impact on our 2025 and 2026 results of operations.

The FuelEU Maritime regulation will require ships to reduce GHG intensity in the fuels they consume by 2% as of 2025, and periodically reducing the intensity to 80% by 2050, compared to the 2020 average. All passenger ships will additionally be obligated to connect to shore power when at berth in a Trans-European Transport Network ("TEN-T") port by 2030 and all EU ports by 2035. When fully implemented, the FuelEU Maritime and the remaining Fit for 55 proposals could individually and collectively have a material adverse effect on our business and results of operations due to increased costs associated with compliance and modified itineraries in the affected regions.

In January 2023, the IMO amendments to the MARPOL convention went into effect combining a technical and an operational measure (Energy Efficiency Existing Ship Index ("EEXI") and Carbon Intensity Indicator ("CII")). These regulations aim to reduce international shipping carbon intensity in line with the ambition of the initial IMO GHG Strategy of 40% by 2030, as compared to 2008. Compliance with the EEXI has not had a material impact on our operations. The impact of CII is still uncertain as the IMO is expected to review the CII framework in 2026, which could result in requirements that could lead to changes to our itinerary flexibility for some of our ships depending on the final operational measures needed to comply. Furthermore, the IMO in 2023 revised its initial GHG Strategy to include check points in 2030 and 2040 to seek reductions in absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. The revised IMO strategy also considers various other measures, including a possible fuel standard and a global market-based measure, such as a fuel levy or carbon taxes, with the intent to reduce greenhouse gas emissions even further. While the exact impact is uncertain at this time as the proposals have yet to be finalized, the global nature of the CII regulation and various other potential measures within the IMO's revised strategy could have a material impact on our results of operations due to increased compliance costs.

### Ballast Water

The IMO Ballast Water Management Convention, which came into effect in 2017, requires ships that carry and discharge ballast water to meet specific discharge standards by installing Ballast Water Treatment Systems. Compliance with this regulation has not had a material effect on our results of operations and we do not expect the continuing compliance with this regulation to have a material effect on our results of operations.

Refer to Item 1A. *Risk Factors - "Factors associated with climate change, including an increasing global regulatory focus, could adversely affect our business", and "Labor, health and safety, financial responsibility and other maritime regulations and measures could affect operations and increase operating costs"* for further discussion of the risks associated with the regulations discussed above.

### Consumer Financial Responsibility Regulations

We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to satisfy liability in cases of non-performance of obligations to guests, as well as casualty and personal injury. As a condition to obtaining the required certificates, we generally arrange through our insurers for the provision of surety for our ship-operating companies. The required amount of the surety bonds for non-performance of obligations to guests is currently $32 million per operator and is subject to additional consumer price index based adjustments.

We are also required by the United Kingdom, Norway, Finland, Iceland and the Baltics to establish our financial responsibility for any liability resulting from the non-performance of our obligations to guests from these jurisdictions. In the United Kingdom we are currently required by the Association of British Travel Agents to provide performance bonds in varying amounts during the course of the year, up to £183 million during the peak season. Additionally, we are required by the Civil Aviation Authority to provide performance bonds totaling £25 million. We maintain with the Norwegian Travel Guarantee Fund performance bonds in varying amounts during the course of the year to cover our financial responsibility in Norway, Finland, Iceland and the Baltics.

Certain other jurisdictions also require that we establish financial responsibility to our guests resulting from the non-performance of our obligations; however, the related amounts do not have a material effect on our costs.

### Taxation of the Company

The following is a summary of our principal taxes, exemptions and special regimes. In addition to or instead of income taxation, virtually all jurisdictions where our ships call impose some tax or fee, or both, based on guest headcount, tonnage or some other measure. We also collect and remit value added tax (VAT) or sales tax in many jurisdictions where we operate.

Our consolidated operations are primarily foreign corporations engaged in the owning and operating of passenger cruise ships in international transportation.

*U.S. Income Taxation*

The following is a discussion of the application of the U.S. federal and state income tax laws to us and is based on the current provisions of the U.S. Internal Revenue Code, Treasury Department regulations, administrative rulings, court decisions and the relevant state tax laws, regulations, rulings and court decisions of the states where we have business operations. All of the foregoing is subject to change, and any such change could affect the accuracy of this discussion.

Application of Section 883 of the Internal Revenue Code

Royal Caribbean Cruises Ltd., Celebrity Cruises, Inc. and Silversea Cruises Ltd. are engaged in a trade or business in the United States, and many of our ship-owning subsidiaries, depending upon the itineraries of their ships, receive income from sources within the United States. Silversea Cruises Ltd. and our United Kingdom tonnage tax companies are classified as disregarded entities, or divisions for U.S. federal income tax purposes that may earn U.S. source income. Under Section 883 of the Internal Revenue Code, certain foreign corporations may exclude from gross income (and effectively from branch profits tax as such earnings do not give rise to effectively connected earnings and profits) U.S. source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

A foreign corporation will qualify for the benefits of Section 883 if, in relevant part: (1) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States; and (2) the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States. In the opinion of our U.S. tax counsel, Faegre Drinker Biddle & Reath LLP, based on the representations and assumptions set forth in that opinion, Royal Caribbean Cruises Ltd., including Silversea Cruises Ltd., Celebrity Cruises Inc., and relevant ship-owning subsidiaries with U.S. source shipping income qualify for the benefits of Section 883 because Royal Caribbean Cruises Ltd. and each of those subsidiaries are incorporated in Liberia, which is a qualifying country, and our common stock is primarily and regularly traded on an established securities market in the United States (i.e., we are a "publicly traded" corporation). If, in the future, (1) Liberia no longer qualifies as an equivalent exemption jurisdiction, and we do not reincorporate in a jurisdiction that does qualify for the exemption, or (2) we fail to qualify as a publicly traded corporation, we and all of our ship-owning or operating subsidiaries that rely on Section 883 to exclude qualifying income from gross income would be subject to U.S. federal income tax on their U.S. source shipping income and income from activities incidental thereto.

We believe that most of our income and the income of our ship-owning subsidiaries, is derived from or incidental to the international operation of a ship or ships and, therefore, is exempt from taxation under Section 883.

Regulations under Section 883 list activities that are not considered by the Internal Revenue Service to be incidental to the international operation of ships including the sale of air and land transportation, shore excursions and pre- and post-cruise tours. Our income from these activities that is earned from sources within the United States will be subject to U.S. taxation.

Taxation in the Absence of an Exemption Under Section 883

If Royal Caribbean Cruises Ltd., the operator of our vessels, Celebrity Cruises Inc., or our ship-owning subsidiaries were to fail to meet the requirements of Section 883 of the Internal Revenue Code, or if the provision was repealed, then, as explained below, such companies would be subject to U.S. income taxation on a portion of their income derived from or incidental to the international operation of our ships.

Because Royal Caribbean Cruises Ltd. and Celebrity Cruises Inc. conduct a trade or business in the United States, Royal Caribbean Cruises Ltd., including Silversea Cruises Ltd., and Celebrity Cruises Inc. would be taxable at regular corporate rates on our separate company taxable income (i.e., without regard to the income of our ship-owning subsidiaries) on income which is effectively connected with our U.S. trade or business (generally only income from U.S. sources). In addition, if any of our earnings and profits effectively connected with our U.S. trade or business were withdrawn, or were deemed to have been withdrawn, from our U.S. trade or business, those withdrawn amounts would be subject to a "branch profits" tax at the rate of 30%. Royal Caribbean Cruises Ltd., which includes Silversea Cruises Ltd. for tax purposes, and Celebrity Cruises Inc. would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

If Section 883 were not available to our ship-owning subsidiaries, each such subsidiary would be subject to a special 4% tax on its U.S. source gross transportation income, if any, each year because it does not have a fixed place of business in the United States and its income is derived from the leasing of a ship.

### Other United States Taxation

Royal Caribbean Cruises Ltd., which includes Silversea Cruises Ltd., and Celebrity Cruises Inc. earn U.S. source income from activities not considered incidental to international shipping. The tax on such income is not material to our results of operation for all years presented.

### State Taxation

Royal Caribbean Cruises Ltd., Celebrity Cruises Inc., and certain of our subsidiaries are subject to various U.S. state income taxes which are generally imposed on each state's portion of the U.S. source income subject to federal income taxes. Additionally, the state of Alaska subjects an allocated portion of the total income of companies doing business in Alaska and certain other affiliated companies to Alaska corporate state income taxes and also imposes a 33% tax on adjusted gross income from onboard gambling activities conducted in Alaska waters. This did not have a material impact to our results of operations for all years presented.

*United Kingdom Income Taxation*

During the year ended December 31, 2023, we operated 14 ships under the United Kingdom tonnage tax regime ("U.K. tonnage tax").

Companies subject to U.K. tonnage tax pay a corporate tax on a notional profit determined with reference to the net tonnage of qualifying vessels. The requirements for a company to qualify for the U.K. tonnage tax regime include being subject to U.K. corporate income tax, operating qualifying ships, which are strategically and commercially managed in the United Kingdom, and fulfilling a seafarer training requirement.

Relevant shipping profits include income from the operation of qualifying ships and from shipping related activities. Our U.K. income from non-shipping activities which do not qualify under the U.K. tonnage tax regime and which are not considered significant, remain subject to regular U.K. corporate income tax.

*Other*

We and certain of our subsidiaries are subject to value-added and other indirect taxes most of which are reclaimable, zero-rated or exempt.

The Organization for Economic Co-operation and Development (OECD) has issued Pillar Two model rules introducing a new global minimum tax of 15% with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. The UK and EU member countries have agreed to adopt these provisions and many countries have implemented these rules for 2024. Our parent company is incorporated in Liberia. Liberia has not announced plans to revise its local corporate income tax laws as part of the Pillar 2 proposal. The OECD model rules provide an exclusion for "International Shipping Income," and certain ancillary income, for which certain of our earnings may be eligible.

The Pillar Two rules will become effective for a portion of our earnings in 2024 and 2025, but we believe the impact will be immaterial. These rules will apply to a majority of our earnings starting in 2026. We are continuing to evaluate the impact of these proposed and enacted legislative changes, which continue to evolve. We are evaluating mitigation strategies that we believe we can execute to minimize the impact of these provisions to an immaterial amount. Refer to Item 1A. *Risk Factors - "A change in our tax status under the U.S. Internal Revenue Code, or other jurisdictions, may have adverse effects on our results of operations."*

## Website Access to Reports

We make available, free of charge, access to our Annual Reports, all quarterly and current reports and all amendments to those reports, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission and through our website at *www.rclinvestor.com*. The information contained on our website is not a part of any of these reports and is not incorporated by reference herein.

## Information About our Executive Officers

As of February 21, 2024, our executive officers are:

| Name | Age | Position |
|---|---|---|
| Jason T. Liberty | 48 | President and Chief Executive Officer |
| Naftali Holtz | 46 | Chief Financial Officer |
| Michael W. Bayley | 65 | President and Chief Executive Officer, Royal Caribbean International |
| Laura Hodges Bethge | 48 | President, Celebrity Cruises |
| Harri U. Kulovaara | 71 | Executive Vice President, Maritime |
| R. Alexander Lake | 52 | Chief Legal Officer and Secretary |

Jason T. Liberty has served as President and Chief Executive Officer since January 2022. Mr. Liberty has held several roles since joining the Company in 2005. Most recently, Mr. Liberty served as Executive Vice President and Chief Financial Officer since 2017 and, prior to that, as Senior Vice President and Chief Financial Officer since 2013. Before his role as Chief Financial Officer, Mr. Liberty served as Senior Vice President, Strategy and Finance from 2012 through 2013; as Vice President of Corporate and Revenue Planning from 2010 through 2012; and as Vice President of Corporate and Strategic Planning from 2008 to 2010. Before joining Royal Caribbean, Mr. Liberty was a Senior Manager at the international public accounting firm of KPMG LLP. Mr. Liberty currently serves on the Board of Directors of WNS Holdings.

Naftali Holtz has served as Chief Financial Officer since January 2022. In his role as Chief Financial Officer, Mr. Holtz is responsible for overseeing the Company's financial planning and analysis, supply chain, risk management, corporate strategy, treasury, corporate tax matters, investor relations, investments, internal audit, accounting and financial reporting. Prior to his role as Chief Financial Officer, Mr. Holtz served as Senior Vice President of Finance, responsible for financial planning and analysis, risk management and treasury. Mr. Holtz worked for Goldman Sachs as a Managing Director and Head of Lodging and Leisure Investment Banking before joining the Company in 2019. Mr. Holtz is also a veteran of the Israeli Air Force.

Michael W. Bayley has served as President and Chief Executive Officer of Royal Caribbean International since December 2014. Prior to this, he served as President and Chief Executive Officer of Celebrity Cruises since August 2012. Mr. Bayley has been employed by Royal Caribbean for over 40 years, having started as an Assistant Purser onboard one of the Company's ships. He has served in a number of roles including as Executive Vice President, Operations from February 2012 until August 2012. Other positions Mr. Bayley has held include Executive Vice President, International from May 2010 until February 2012; Senior Vice President, International from December 2007 to May 2010; Senior Vice President, Hotel Operations for Royal Caribbean International; and Chairman and Managing Director of Island Cruises.

Laura Hodges Bethge has served as President of Celebrity Cruises since May 2023. Ms. Hodges Bethge's joined the Company in 2000 and she has since held several leadership roles within various areas of the business, including hotel and marine operations, sales, marketing, product innovation and investor relations. Most recently, she served as Executive Vice President of Shared Services Operations since February 2022, responsible for Royal Caribbean Group's safety, security and environment, risk management and crew movement teams. Prior to that role, she served as Senior Vice President of Shared Services Operations from December 2020 to February 2022; Senior Vice President of Product Development for Royal Caribbean International from February 2020 to December 2020; and Vice President of Customer Experience from April 2017 to February 2020.

Harri U. Kulovaara has served as Executive Vice President, Maritime since January 2005. Mr. Kulovaara is responsible for fleet design and newbuild operations. Mr. Kulovaara also chairs our Maritime Safety Advisory Board. Mr. Kulovaara has been employed with Royal Caribbean since 1995 in a variety of positions, including Senior Vice President, Marine Operations, and Senior Vice President, Quality Assurance. Mr. Kulovaara is a naval architect and engineer.

R. Alexander Lake has served as Chief Legal Officer and Secretary of the Company since June 2021, in which role he has global responsibility for the Company's legal and compliance functions. Mr. Lake joined the Company from World Fuel Services Corporation, a global energy services company, where he spent over 17 years leading the legal, regulatory and compliance areas, serving most recently as Executive Vice President, Chief Legal Officer and Corporate Secretary from 2017 to 2021. Prior to World Fuel Services, Mr. Lake served as Assistant General Counsel at America Online Latin America, Inc. and practiced as a corporate lawyer in leading law firms in New York and Miami.

**Item 1A. Risk Factors**

*The risk factors set forth below and elsewhere in this Annual Report on Form 10-K are important factors that could cause actual results to differ from expected or historical results. It is not possible to predict or identify all such risks. There may be additional risks that we consider not to be material, or which are not known, and any of these risks could affect our operations. The ordering of the risk factors set forth below is not intended to reflect a risk's potential likelihood or magnitude. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a cautionary note regarding forward-looking statements.*

## Macroeconomic, Business, Market and Operational Risks

***Adverse economic or other conditions could reduce the demand for cruises and passenger spending, adversely impacting our operating results, cash flows and financial condition including impairing the value of our goodwill, ships, trademarks and other assets and potentially affecting other critical accounting estimates where the impact may be material to our operating results.***

Demand for cruises is affected by international, national, and local economic conditions. Weak or uncertain economic conditions may impact consumer confidence and pose a risk as vacationers postpone or reduce discretionary spending. This, in turn, may result in cruise booking slowdowns, decreased cruise prices and lower onboard revenues. Given the global nature of our business, we are exposed to many different economies, and our business could be negatively impacted by challenging conditions in any of the markets in which we operate, and/or related reactions by our competitors in such markets.

***Our operating costs could increase due to market forces and economic or geopolitical factors beyond our control.***

Our operating costs, including fuel, food, payroll and benefits, airfare, taxes, insurance, and security costs, can be and have been subject to increases due to market forces and economic or geopolitical conditions or other factors beyond our control, including global inflationary pressures, which have increased our operating costs. Increases in these operating costs have affected, and may continue to adversely affect, our future profitability.

***Price increases for commercial airline services for our guests or major changes or reduction in commercial airline services and/or availability could adversely impact the demand for cruises and undermine our ability to provide reasonably priced vacation packages to our guests.***

Many of our guests depend on scheduled commercial airline services to transport them to or from the ports where our cruises embark or disembark. Increases in the price of airfare would increase the overall price of the cruise vacation to our guests, which may adversely impact demand for our cruises. In addition, changes in the availability and/or regulations governing commercial airline services could adversely affect our guests' ability to obtain air travel, as well as our ability to transfer our guests to or from our cruise ships, which could adversely affect our results of operations.

***Terrorist attacks, war, and other similar events could have a material adverse impact on our business and results of operations.***

We are susceptible to a wide range of adverse events, including terrorist attacks, war, conflicts, civil unrest and other hostilities. The occurrence of these events or an escalation in the frequency or severity of them, and the resulting political instability, travel restrictions and advisories and concerns over safety and security aspects of traveling or the fear of any of the foregoing, have had, and could have in the future, a significant adverse impact on demand and pricing in the travel and vacation industry. These events could also result in additional security measures taken by local authorities which have, and may in the future, impact access to ports and/or destinations. In addition, such events have led, and could lead, to disruptions, instability and volatility in global markets, supply chains and industries, increased operating costs, such as fuel and food, and disruptions affecting our newbuild construction and fleet modernization efforts, any of which could materially and adversely impact our business and results of operations. Further, such events could have the effect of heightening the other risks we have described in this report, any of which also could materially and adversely affect our business and results of operations.

***Disease outbreaks and an increase in concern about the risk of illness could adversely impact our business and results of operations, and may cause significant disruptions, create new risks, and exacerbate existing risks.***

Disease outbreaks and increased concern related to illness when traveling to, from, and on our ships, could cause a decrease in demand for cruises, guest cancellations, travel restrictions, an unavailability of ports and/or destinations, cruise cancellations, ship redeployments and an inability to source our crew, provisions or supplies from certain places. In addition, we may be subject to consumer perception that cruises are more susceptible than other vacation alternatives to the spread of infectious diseases. For example, the unprecedented responses by governments and other authorities to control and contain the COVID-19 outbreak, including related variants, led to our voluntary suspension of our global cruise operations starting in March 2020. While we have resumed our global cruise operations, there is no assurance that our cruise operations will not be interrupted. In response to disease outbreaks, our industry, including our passengers and crew, may be subject to enhanced health and safety requirements in the future which may be costly and take a significant amount of time to implement across our fleet. For example, local governments may establish their own set of rules for self-quarantines and/or require proof of individuals' health status or vaccination prior to or upon visiting. Based on our assessment of these requirements and recommendations, or for other reasons, we may determine it necessary to cancel or modify certain of our Global Brands' cruise sailings. The impact of any of these factors could have a material adverse effect on our business and results of operations. In addition, any operating or health protocols that we may develop or that may be required by law in the future in response to infectious diseases may be costly to develop and difficult to implement and may be less effective than we expected in reducing the risk of infection and spread of such disease on our cruise ships, all of which will negatively impact our operations and expose us to reputational and legal risks.

***Incidents on ships, at port facilities, land destinations and/or affecting the cruise vacation industry in general, and the associated negative media coverage and publicity, have affected and could continue to affect our reputation and impact our sales and results of operations.***

Cruise ships, private destinations, port facilities and shore excursions operated and/or offered by us and third parties may be susceptible to the risk of accidents, illnesses, mechanical failures, environmental incidents, inappropriate crew or passenger behavior, and other incidents which could bring into question safety, health, security and vacation satisfaction of our guests and negatively impact our sales, operations and reputation. Incidents involving cruise ships, and, in particular the safety, health and security of guests and crew and the media coverage thereof, have impacted and could impact demand for our cruises and pricing in the industry. In particular, we cannot predict the impact on our financial performance and the public's concern regarding the health and safety of travel, especially by cruise ship, and related decreases in demand for travel and cruising. Moreover, our ability to attract and retain guests and crew depends, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as regarding the cruising industry and our ships specifically. Our reputation and our business could also be damaged by continued or additional negative publicity regarding the cruise industry in general, including publicity regarding the spread of contagious disease, over-tourism in key ports and destinations and the potentially adverse environmental impacts of cruising. The considerable expansion in the use of social and digital media has compounded the potential scope and reach of any negative publicity. In addition, incidents involving cruise ships may result in additional costs to our business, increasing government or other regulatory oversight and, in certain cases, potential litigation.

***Significant weather, climate events and/or natural disasters could adversely impact our business and results of operations.***

Natural disasters (e.g., earthquakes, volcanos, wildfires), weather and/or climate events (including hurricanes and typhoons) could impact our source markets and operations resulting in travel restrictions, guest cancellations, an inability to source our crew or our provisions and supplies from certain places. We may be required to alter itineraries and cancel a cruise or a series of cruises or to redeploy our ships due to these types of events, which could have an adverse effect on our sales, operating costs and profitability in the current and future periods. Increases in the frequency, severity or duration of these types of events could exacerbate their impact and disrupt our operations or make certain destinations less desirable or unavailable impacting our revenues and profitability further. Any of the foregoing could have an adverse impact on our results of operations and on industry performance.

***Our sustainability activities, including environmental, social and governance (ESG) matters, could result in reputational risks, increased costs and other risks.***

Customers, investors, lenders, regulators and other industry stakeholders have placed increasing importance on corporate ESG practices and on the implications and social cost of their investments, which could cause us to incur additional costs and changes to our operations. If our ESG practices or disclosures do not meet stakeholders' evolving expectations and standards, our customer and employee retention, our access to certain types of capital, including export credit financing, and our brands and reputation may be negatively impacted, which could affect our business operations and financial condition. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG practices, which could increase our operating costs and affect our results of operations and financial condition.

In addition, from time to time, we communicate certain initiatives regarding climate change and other ESG matters. We could fail or be perceived to fail to achieve such initiatives, which may negatively affect our reputation. The future adoption of new technology or processes to achieve the initiatives could also result in the impairment of existing assets.

***Our reliance on shipyards, their subcontractors and our suppliers to implement our newbuild and ship upgrade programs and to repair and maintain our ships exposes us to risks which could adversely impact our business.***

We rely on shipyards, their subcontractors and our suppliers to effectively construct our new ships and to repair, maintain, and upgrade our existing ships on a timely basis and in a cost effective manner. There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships. As such, any disruptions affecting the shipyard supply chain will adversely impact our business as there are limited substitutes.

In addition, suspensions and/or slowdowns of work at shipyards, have impacted and could continue to impact our ability to construct new ships as planned, our ability to timely and cost-effectively procure new capacity, and our ability to execute scheduled drydocks and/or fleet modernizations.

Building, repairing, maintaining and/or upgrading a ship is sophisticated work that involves significant risks. Material increases in commodity and raw material prices, and other cost pressures impacting the construction of a new ship, such as the cost or availability of labor and financing, could adversely impact the shipyard's ability to build the ship on a cost-effective basis. We may be impacted if shipyards, their subcontractors, and/or our suppliers encounter "force majeure events", insolvencies or other financial difficulties, supply chain, technical or design problems when building or repairing a ship. These problems have impacted and may in the future impact the timely delivery or cost of new ships or the ability of shipyards to repair and upgrade our fleet in accordance with our needs or expectations. In addition, mechanical faults and/or unforeseen incidents may result in cancellation of cruises or delays of new ship orders or necessitate unscheduled drydocks. Such events could result in lost revenue, increased operating expenses, or both, and thus adversely affect our results of operations.

*An increase in capacity worldwide or excess capacity in a particular market could adversely impact our cruise sales and/or pricing.*

Although our ships can be redeployed, cruise sales and/or pricing may be impacted by the introduction of new ships into the marketplace, reductions in cruise capacity, overall market growth and deployment decisions of ourselves and our competitors. As of December 31, 2023, a total of 51 new ships with approximately 110,000 berths were on order for delivery through 2028 in the cruise industry, including eight ships currently scheduled to be delivered to our Global and Partner Brands. The further net growth in capacity from these new ships and future orders, without an increase in the cruise industry's demand and/or share of the vacation market, could depress cruise prices and impede our ability to achieve yield improvement.

In addition, to the extent that we or our competitors deploy ships to a particular itinerary/region and the resulting capacity in that region exceeds the demand, it may negatively affect our pricing and profitability. Any of the foregoing could have an adverse impact on our results of operations, cash flows and financial condition, including potentially impairing the value of our ships and other assets.

*Unavailability of ports of call may adversely affect our results of operations.*

We believe that port destinations are a major reason why guests choose to go on a particular cruise or on a cruise vacation. The availability of ports and destinations is affected by a number of factors, including industry demand and competition for key ports and destinations, existing capacity constraints, constraints related to the size of certain ships, security, financial limitations on port development, exclusivity arrangements that ports may have with our competitors, geopolitical developments, local governmental regulations, environmental regulations, and governmental response to disease outbreaks. Higher fuel costs also may adversely impact the destinations on certain of our itineraries as they become too costly to include.

In addition, certain ports and destinations have faced a surge of both cruise and non-cruise tourism which, in certain cases, has fueled anti-tourism sentiments and related countermeasures to limit the volume of tourists allowed in these destinations. In certain destinations, countermeasures to limit the volume of tourists have been contemplated and/or put into effect, including proposed limits on cruise ships and cruise passengers, which could limit the itinerary and destination options we can offer our passengers going forward.

Increased demand and competition for key ports of call or destinations, limitations on the availability or feasibility of use of specific ports of call and/or constraints on the availability of shore excursions and other service providers at such ports or destinations could adversely affect our operations and financial results.

*We may lose business to competitors throughout the vacation market.*

We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We, therefore, risk losing business not only to other cruise lines, but also to other vacation operators, which provide other leisure options, including hotels, resorts (including all-inclusive resorts), internet-based alternative lodging sites, theme parks, sightseeing destinations, package holidays and tours.

We face significant competition from other cruise lines on the basis of cruise pricing, travel advisor preference and also in terms of the nature of ships, services and destinations that we offer to guests. Our revenues are sensitive to the actions of other cruise lines in many areas including pricing, scheduling, capacity and promotions, which can have a substantial adverse impact not only on our revenues, but also on overall industry revenues.

In the event that we do not effectively market or differentiate our cruise brands from our competitors or otherwise compete effectively with other vacation alternatives and new or existing cruise companies, our results of operations and financial position could be adversely affected.

***If we are unable to appropriately manage our cost and capital allocation strategies with our goal of satisfying guest expectations, it may adversely impact our business success.***

We strive to provide high quality products and deliver high quality services. There can be no assurance that we can successfully balance these goals with our cost management and capital allocation strategies. Our business also requires us to make capital allocation decisions across a broad scope of investment options with varying return profiles and time horizons for value realization. These include significant capital investment decisions such as ordering new ships, upgrading our existing fleet, enhancing our technology and/or data capabilities and expanding our portfolio of land-based assets, based on expected market preferences, competition and projected demand. There can be no assurance that our strategies will be successful, which could adversely impact our business, financial condition and results of operations. Investments in older tonnage, in particular, run the risk of not meeting expected returns and diluting related asset values.

***Our expansion into new markets and investments in new ventures and land-based destination projects may not be successful.***

We opportunistically seek to grow our business through, among other things, expansion into new destinations or source markets and establishment of new ventures complementary to our current offerings. These attempts to expand our business increase the complexity of our business, require significant levels of investment and can strain our management, personnel, operations and systems. In addition, we may be unable to execute our attempts to expand our business. There can be no assurance that these business expansion efforts will develop as anticipated or that we will succeed, and if we do not, we may be unable to recover our investment, which could adversely impact our business, financial condition and results of operations.

We have also invested, either directly or indirectly through joint ventures and partnerships, in a growing portfolio of key land-based projects including port and terminal facilities, private destinations and multi-brand destination projects. These investments can increase our exposure to certain key risks depending on the scope, location, and the ownership and management structure of these projects. These risks include susceptibility to weather events, exposure to local political/ regulatory developments and policies, logistical challenges and human resource and labor risks and safety, environmental, and health risks.

***Our reliance on travel advisors to sell and market our cruises exposes us to certain risks which could adversely impact our business.***

We rely on travel advisors to generate bookings for our global brands. Accordingly, we must maintain competitive commission rates and incentive structures. If we fail to offer competitive compensation packages or fail to maintain our relationships, these agencies may be incentivized to sell cruises offered by our competitors, which could adversely impact our operating results. Our reliance on third-party sellers is particularly pronounced in certain markets. In addition, the travel advisor community is sensitive to economic conditions that impact discretionary income of consumers. Significant disruptions or contractions in the industry could reduce the number of travel advisors available for us to market and sell our cruises, which could have an adverse impact on our financial condition and results of operations.

***Business activities that involve our co-investments with third parties may subject us to additional risks.***

Partnerships, joint ventures and other business structures involving our co-investments with third parties generally include some form of shared control over the operations of the business and create additional risks, including the possibility that other investors in such ventures become bankrupt or otherwise lack the financial resources to meet their obligations or could have or develop business interests, policies or objectives that are inconsistent with ours. In addition to financial risks, our co-investment activities have also presented managerial and operational risks and expose us to reputational or legal concerns. These or other issues related to our co-investments with third parties could adversely impact our operations or liquidity. Further, due to the arrangements we have in place with our partners in these ventures, we are limited in our ability to control the strategy of these ventures, or their use of capital and other key factors to their results of operation, which could adversely affect our investments and impact our results of operations.

***Past or pending business acquisitions or potential acquisitions that we may decide to pursue in the future carry inherent risks which could adversely impact our financial performance and condition.***

The Company, from time to time, has engaged in acquisitions and may pursue acquisitions in the future, which are subject to, among other factors, the Company's ability to identify attractive business opportunities and to negotiate favorable terms for such opportunities. Accordingly, the Company cannot make any assurances that potential acquisitions will be completed timely or at all, or that if completed, we would realize the anticipated benefits of such acquisitions. Acquisitions also carry inherent risks such as, among others: (i) the potential delay or failure of our efforts to successfully integrate business processes and realizing expected synergies; (ii) difficulty in aligning procedures, controls and/or policies; and (iii) future unknown liabilities and costs that may be associated with an acquisition. In addition, acquisitions may adversely impact our liquidity and/or debt levels, and the recognized value of goodwill and other intangible assets can be negatively affected by unforeseen events and/or circumstances, which may result in an impairment charge. Any of the foregoing events could adversely impact our financial condition and results of operations.

***We rely on supply chain vendors and third-party service providers who are integral to the operations of our businesses. These vendors and service providers may be unable or unwilling to deliver on their commitments or may act in ways that could harm our business.***

We rely on supply chain vendors to deliver key products to the operations of our businesses around the world. Any event impacting a vendor's ability to deliver goods of the expected quality at the location and time needed could negatively impact our ability to deliver our cruise experience. Events impacting our supply chain could be caused by factors beyond the control of our suppliers or us, including inclement weather, natural disasters, new laws and regulations, labor actions, increased demand, problems in production or distribution, cybersecurity events, and/or disruptions in third-party logistics or transportation systems. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations. In addition, increased regulation or stakeholder expectations regarding sourcing practices, or supplier conduct that does not meet such standards, could cause our operating costs to increase or result in publicity that negatively affects our reputation.

In order to achieve cost and operational efficiencies, we outsource to third-party vendors certain services that are integral to the operations of our global businesses, such as our onboard concessionaires, certain of our call center operations, guest port services, logistics distribution and operation of a large part of our information technology systems. We are subject to the risk that certain decisions are subject to the control of our third-party service providers and that these decisions may adversely affect our activities. A failure to adequately monitor a third-party service provider's compliance with a service level agreement or regulatory or legal requirements could result in significant economic and reputational harm to us. There is also a risk the confidentiality, privacy and/or security of data held by third parties or communicated over third-party networks or platforms could become compromised.

***The potential unavailability of insurance coverage, an inability to obtain insurance coverage at commercially reasonable rates or our failure to have coverage in sufficient amounts to cover our incurred losses may adversely affect our financial condition or results of operations.***

We seek to maintain appropriate insurance coverage at commercially reasonable rates. We normally obtain insurance based on the cost of an asset rather than replacement value, and we also elect to self-insure, co-insure, or use deductibles in certain circumstances for certain risks such as loss of use of a ship or other business interruption. The limits of insurance coverage we purchase are based on the availability of the coverage, evaluation of our risk profile and cost of coverage. We do not carry business interruption insurance and accordingly we have no insurance coverage for loss of revenues or earnings from our ships or other operations. Accordingly, we are not protected against all risks and cannot be certain that our coverage will be adequate for liabilities actually incurred which could result in an unexpected decrease in our revenue and results of operations in the event of an incident.

We are members of four Protection and Indemnity ("P&I") clubs, which are part of a worldwide group of 12 P&I clubs, known as the International Group of P&I Clubs (the "IG"). P&I coverage provided by the clubs is on a mutual basis, and we are subject to additional premium calls in the event of a catastrophic loss incurred by any member of the 12 P&I clubs, whereby the reinsurance limits purchased by the IG are exhausted. We are also subject to additional premium calls based on investment and underwriting shortfalls experienced by our own individual insurers.

We cannot be certain that insurance and reinsurance coverage will be available to us and at commercially reasonable rates in the future or at all or, if available, that it will be sufficient to cover potential claims. Additionally, if we or other insureds sustain significant losses, the result may be higher insurance premiums, cancellation of coverage, or the inability to obtain coverage. Such events could adversely affect our financial condition or results of operations.

***Disruptions in our shoreside or shipboard operations or our information systems may adversely affect our results of operations.***

Our principal executive office and principal shoreside operations are located in Florida, and we have shoreside offices throughout the world. Actual or threatened natural disasters (e.g., hurricanes/typhoons, earthquakes, tornadoes, fires or floods), municipal lockdowns, curfews, quarantines, or similar events in these locations may have a material impact on our business continuity, reputation and results of operations. In addition, substantial or repeated information system failures, computer viruses or cyber attacks impacting our shoreside or shipboard operations could adversely impact our business. We do not generally carry business interruption insurance for our shoreside or shipboard operations or our information systems. As such, any losses or damages incurred by us could have an adverse impact on our results of operations.

***Provisions of our Articles of Incorporation, By-Laws and Liberian law could inhibit a change of control and may prevent efforts by our shareholders to change our management.***

Certain provisions of our Articles of Incorporation and By-Laws and Liberian law may inhibit third parties from effectuating a change of control of the Company without approval from our board of directors which could result in the entrenchment of current management. These include provisions in our Articles of Incorporation that prevent third parties, other than A. Wilhelmsen AS and Cruise Associates and their permitted transferees, from acquiring beneficial ownership of more than 4.9% of our outstanding shares without the consent of our board of directors.

***We may not be able to achieve our fiscal 2025 financial and climate-related performance goals.***

In November 2022, we announced that we are targeting certain financial and climate-related performance goals for fiscal 2025. Our ability to achieve these goals is dependent on a number of factors, including the other risk factors described in this section. If we are not able to achieve these goals, the price of our common stock and reputation may be negatively affected.

<ins>Financial Risks</ins>

***We may not be able to obtain sufficient financing or capital for our needs or may not be able to do so on terms that are acceptable or consistent with our expectations.***

To fund our capital expenditures (including new ship orders), operations and scheduled debt payments, we have historically relied on a combination of cash flows provided by operations, drawdowns under available credit facilities, the incurrence of additional indebtedness and the sale of equity or debt securities in private or public securities markets.

Although we believe we can access sufficient liquidity to fund our operations, investments and obligations as expected, there can be no assurances to that effect. Our ability to access additional funding as and when needed, our ability to timely refinance and/or replace our outstanding debt securities and credit facilities on acceptable terms and our cost of funding will depend upon numerous factors including, but not limited to, the strength of the financial markets, global market conditions, including inflationary pressures, interest rate fluctuations, credit rating downgrades, our financial performance, the recovery and performance of our industry in general and the size, scope and timing of our financial needs. In addition, even where financing commitments have been secured, significant disruptions in the capital and credit markets could cause our banking and other counterparties to breach their contractual obligations to us or could cause the conditions to the availability of such funding not to be satisfied. This could include failures of banks or other financial service companies to fund required borrowings under our loan agreements or to pay us amounts that may become due or return collateral that is refundable under our interest rate derivative instruments or other agreements. If any of the foregoing occurs for a prolonged period of time it will have a long-term negative impact on our cash flows and our ability to meet our financial obligations.

***Our substantial debt requires a significant amount of cash to service and could adversely affect our financial condition.***

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2023, we had total debt of $21.5 billion. Our substantial debt has required us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate expenses.

Our ability to make future scheduled payments on our debt service obligations or refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or sell assets. We cannot assure that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt.

Our substantial debt could also result in other negative consequences for us. For example, it could increase our vulnerability to adverse general economic or industry conditions; limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; make us more vulnerable to downturns in our business, the economy or the industry in which we operate; limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes; restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; limit or restrict our ability to obtain and maintain performance bonds to cover our financial responsibility requirements in various jurisdictions for non-performance of guest travel, casualty and personal injury; make it difficult for us to satisfy our obligations with respect to our debt; and increase our exposure to the risk of increased interest rates as certain of our borrowings are (and may in the future be) at a variable rate of interest.

Despite our leverage, we may incur more debt. Although certain of our debt instruments, including our export credit facilities, contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances the amount of debt that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would increase. Additionally, there is no guarantee that financing will be available in the future or that such financing will be available with similar terms or terms that are commercially acceptable to us. As of December 31, 2023, we have commitments for approximately $5.5 billion of debt to finance the purchase of five ships on order by our Royal Caribbean International, Celebrity Cruises and Silversea Cruises brands, all of which are guaranteed by the export credit agencies in the countries in which the ships are being built. The ultimate size of each facility will depend on the final contract price (including change orders and owner's supply) as well as fluctuations in the EUR/USD exchange rate. Refer to Note 8. *Debt* to our consolidated financial statements under Item 8. Financial Statements and Supplementary Data for further information regarding our "Secured Notes" and "Priority Guaranteed Notes".

***We are subject to restrictive debt covenants that may limit our ability to finance our future operations and capital needs and to pursue business opportunities and activities. In addition, if we fail to comply with any of these restrictions, it could have a material adverse effect on us.***

Certain of our debt instruments, including our indentures and our unsecured bank and export credit facilities, limit our flexibility in operating our business. For example, certain of our loan agreements and indentures restrict or limit our and our subsidiaries' ability to, among other things, incur or guarantee additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock and make other restricted payments; make investments; consummate certain asset sales; engage in certain transactions with affiliates; grant or assume certain liens; and consolidate, merge or transfer all or substantially all of our assets. In addition, both our export credit facilities and our non-export credit facilities contain covenants that require us, among other things, to maintain a minimum liquidity, a specified minimum fixed charge coverage ratio, and limit our net debt-to-capital ratio. In addition, our ECA facilities also require us to maintain a minimum stockholders' equity. Refer to Note 8. *Debt* to our consolidated financial statements under *Item 8. Financial Statements and Supplementary Data* for further discussion on our covenants and existing waivers.

All of these limitations are subject to significant exceptions and qualifications. Despite these exceptions and qualifications, we cannot assure you that the operating and financial restrictions and covenants in certain of our debt instruments will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. Any future indebtedness may include similar or other restrictive terms and we may be required to further encumber our assets. In addition, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under such indebtedness and certain of our other debt instruments, and the relevant debt holders or lenders could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing that debt. If the debt under certain of our debt instruments that we enter into were to be accelerated, our liquid assets may be insufficient to repay in full such indebtedness. Borrowings under other debt instruments that contain cross-default provisions also may be accelerated or become payable on demand. In these circumstances, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness then outstanding.

In addition, our ability to maintain our credit facilities may also be impacted by changes in our ownership base. More specifically, we may be required to prepay our non-ECA and ECA facilities if any person acquires ownership of more than 50% of our common stock or, subject to certain exceptions, during any 24-month period, a majority of our board of directors is no longer comprised of individuals who were members of our board of directors on the first day of such period. Our debt securities also contain change of control provisions that would be triggered by a third-party acquisition of greater than 50% of our common stock coupled with a ratings downgrade, which would require us to offer to repurchase our debt securities in the event of such change of control.

***If we elect to settle conversions of our convertible notes in shares of our common stock or a combination of cash and shares of our common stock, conversions of our convertible notes will result in dilution for our existing shareholders.***

We have an aggregate principal amount of $1.2 billion in convertible notes outstanding. If note holders elect to convert, the notes will be converted into our shares of common stock, cash, or a combination of common stock and cash, at our discretion. After May 15, 2025, our convertible notes issued in August 2022, will be convertible at the option of holders until the close of business on the second scheduled trading day immediately preceding their maturity date. Conversions of our convertible notes into shares of our common stock or a combination of common stock and cash, will result in dilution to our shareholders.

***Our dividend policy may change without notice and any payment of dividends in the future is subject to the discretion of our Board of Directors.***

We have not declared a dividend since the first quarter of 2020. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our profitability at the time, cash available for those dividends, and other factors as our board of directors may consider relevant. In the event we declare a dividend, we will need to repay amounts deferred under the export credit facilities.

<u>Compliance and Regulatory Risks</u>

***Changes in U.S. or other countries' foreign travel policy have affected, and may continue to affect our results of operations.***

Changes in U.S. and other countries' foreign policy have in the past and could in the future result in the imposition of travel restrictions or travel bans on persons to certain countries or result in the imposition of travel advisories, warnings, rules, regulations or legislation exposing us to penalties or claims of monetary damages. In addition, some countries have previously adopted restrictions against U.S. travelers. The timing and scope of these changes and regulations can be unpredictable, and they could cause us to cancel scheduled sailings, possibly on short notice, or could result in litigation against us. This, in turn, could decrease our revenue, increase our operating costs and otherwise impair our profitability.

***Factors associated with climate change, including an increasing global regulatory focus, could adversely affect our business.***

There is increasing global regulatory focus on climate change, greenhouse gas and other emissions. These regulatory efforts, both internationally and in the U.S., are still developing, including the international alignment of such efforts, and we cannot yet determine what the final regulatory programs or their impact will be on our business. However, such climate change-related regulatory activity in the future may adversely affect our business and financial results by requiring us to reduce our emissions, pay for our emissions, modify our itineraries and may increase our exposure, if any, to climate change-related litigation. Such activity may also impact us by increasing our operating costs, including fuel costs. For example, the European Union has proposed and enacted parts of a series of significant carbon reforms under its Fit for 55 package designed to meet its 2030 emission goals, which would require us, among other things, to increase the use of low carbon fuel onboard our vessels as well as connectivity to shore power. Part of the reforms that were enacted includes updates to the European Union Emission Trading System that imposes requirements on us to purchase carbon emission allowances for our qualified emissions beginning in 2024.

In addition, the U.S. and various state and foreign government or regulatory agencies have enacted, or may enact, environmental regulations or policies, such as requiring the use of low sulfur fuels (e.g., IMO Sulfur Limit) or the incoming carbon intensity indicator regulation ("CII"), that have or could increase our direct cost to operate in certain markets, increase our cost of fuel, limit the supply of compliant fuel, cause us to incur significant expenses to purchase and/or develop new equipment and adversely impact the cruise vacation industry. If enacted, these regulations may individually or collectively have a material adverse effect on our business and results of operations due to increased costs associated with compliance and modified itineraries in the affected regions.

There has also been growing environmental scrutiny of the environmental impact of the cruise vacation industry, and some environmental groups are advocating for more stringent regulation of ship emissions at berth and at sea. This negative publicity of the cruise industry and any related measures may lead to changes in consumer preferences, such as methods or frequency of travel, which could adversely impact our operations and financial results and subject us to reputational impacts and costs.

***Labor, health and safety, financial responsibility, maritime and other regulations and measures could affect operations and increase operating costs.***

We are subject to various international, national, state and local laws, regulations and treaties that govern, among other things, discharge from our ships, safety standards applicable to our ships, treatment of disabled persons, health and sanitary standards applicable to our guests, security standards on board our ships and at the ship/port interface areas, financial responsibilities to our guests, and our advertising and pricing practices. These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world, which may result in the enactment of more stringent regulations. In addition to potential damage to our reputation and brand, failure by us to comply with these various applicable laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in litigation, civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and may have an adverse impact on our business and financial results.

***A change in our tax status under the U.S. Internal Revenue Code, or other jurisdictions, may have adverse effects on our results of operations.***

Royal Caribbean Cruises Ltd. and a number of our subsidiaries are foreign corporations that derive income from a U.S. trade or business and/or from sources within the U.S. In connection with the year end audit, each year, Faegre Drinker Biddle & Reath LLP, our U.S. tax counsel, delivers to us an opinion, based on certain representations and assumptions set forth in it, to the effect that this income, to the extent derived from or incidental to the international operation of a ship or ships, is excluded from gross income for U.S. federal income tax purposes pursuant to Section 883 of the Internal Revenue Code. We believe that most of our income (including that of our subsidiaries) is derived from or incidental to the international operation of ships.

Our ability to rely on Section 883 could be challenged or could change in the future. Provisions of the Internal Revenue Code, including Section 883, are subject to legislative change at any time. Moreover, changes could occur in the future with respect to the identity, residence or holdings of our direct or indirect shareholders, trading volume or trading frequency of our shares, or relevant foreign tax laws of Liberia or the Bahamas, such that they no longer qualify as equivalent exemption jurisdictions, that could affect our eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we will continue to be exempt from U.S. income tax on U.S. source shipping income in the future. If we were not entitled to the benefit of Section 883, we and our subsidiaries would be subject to U.S. taxation on a portion of the income derived from or incidental to the international operation of our ships, which would reduce our net income.

Additionally, portions of our business are operated by companies that are within the United Kingdom tonnage tax regime. Further, some of our operations are conducted in jurisdictions where we rely on tax treaties to provide exemption from taxation. To the extent the United Kingdom tonnage tax laws change or we do not continue to meet the applicable qualification requirements or if tax treaties are changed or revoked, we may be required to pay higher income tax in these jurisdictions, adversely impacting our results of operations.

The Organization for Economic Co-operation and Development (OECD) has issued Pillar Two model rules introducing a new global minimum tax of 15%, which may materially impact us starting in 2026. While we are currently pursuing mitigation strategies, there can be no guarantee they will be successful and the impact to our to our financial statements could be material. In addition, as budgetary constraints may adversely impact fiscal policy in the jurisdictions in which we operate, we may be subject to changes in our existing tax treatment or other tax reform, as well as increased tax audits.

***We are not a U.S. corporation and, as a result, our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests.***

Our corporate affairs are governed by our Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the U.S. However, there are very few judicial cases in Liberia interpreting the Business Corporation Act. While the Business Corporation Act provides that it is to be applied and construed to make the laws of Liberia, with respect of the subject matter of the Business Corporation Act, harmonious with the laws of the State of Delaware, we cannot predict whether Liberian courts would reach the same conclusions as Delaware courts. In cases when the laws of Liberia are silent, the Business Corporation Act adopts, when applicable, the non-statutory corporation law of Delaware with substantially similar legislative provisions insofar as it does not conflict with any other provisions of the Business Corporation Act or decisions of the courts of Liberia, and provides that the courts of Liberia may apply such non-statutory corporation law in resolving any issues before such courts. We cannot predict to what extent or in what manner the courts of Liberia will apply the non-statutory corporation law of Delaware. The right of shareholders to bring a derivative action in Liberian courts may be more limited than in U.S. jurisdictions. There may also be practical difficulties for shareholders attempting to bring suit in Liberia, and Liberian courts may or may not recognize and enforce foreign judgments. Thus, our shareholders may have more difficulty challenging actions taken by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

## General Risk Factors

***Conducting business globally results in increased regulatory, financial, and other risks.***

We operate our business globally, which exposes us to a number of risks, including increased exposure to a wider range of regional and local economic conditions, volatile local political conditions, potential changes in duties and taxes, including changing and/or uncertain interpretations of existing tax laws and regulations, required compliance with additional laws and policies affecting cruising, vacation or maritime businesses or governing the operations of foreign-based companies, currency fluctuations, interest rate movements, difficulties in operating under local business environments, port quality and availability in certain regions, U.S. and global anti-bribery laws and regulations, imposition of trade barriers and restrictions on repatriation of earnings.

Our future growth strategies depend on the sustained profitability of international markets. Factors that will be critical to our success in these markets include our ability to continue to raise awareness of our products and our ability to adapt our offerings to best suit rapidly evolving consumer demands. The execution of our planned growth strategies is dependent on meeting the governmental and regulatory measures and policies in each of these markets. Our ability to realize our future growth strategy is highly dependent on our ability to satisfy country-specific policies and requirements, as well as meet the needs of region-specific consumer preferences. These factors may cause us to reevaluate some of our international business strategies.

Operating globally also exposes us to numerous and sometimes conflicting legal, regulatory and tax requirements. In many parts of the world, including countries in which we operate, practices in the local business communities might not conform to international business standards. We cannot guarantee consistent interpretation, application, and enforcement of newly issued rules and regulations, which could place limits on our operations or increase our costs, as well as negatively impact our future growth strategies in our key growth markets. We must adhere to policies designed to promote legal and regulatory compliance as well as applicable laws and regulations. However, we might not be successful in ensuring that our employees, agents, representatives and other third parties with whom we associate properly adhere to applicable laws and regulations. In addition, we may be exposed to the risk of penalties and other liabilities if we fail to comply with all applicable legal and regulatory requirements. Failure by us, our employees or any of these third parties to adhere to our policies or applicable laws or regulations could result in penalties, sanctions, damage to our reputation and related costs, which in turn could negatively affect our results of operations and cash flows.

As a global operator, our business also may be impacted by changes in U.S. policy or priorities in areas such as trade, immigration and/or environmental or labor regulations, among others. Depending on the nature and scope of any such changes, they could impact our domestic and international business operations. Any such changes, and any international response to them, could potentially introduce new barriers to passenger or crew travel and/or cross border transactions, impact our guest experience and/or increase our operating costs.

If we are unable to address these risks adequately, our financial position and results of operations could be adversely affected, including impairing the value of our ships and other assets.

***The terms of our existing debt financing gives, and any future preferred equity or debt financing may give, holders of any preferred securities or debt securities rights that are senior to rights of our common shareholders.***

The holders of our existing debt have rights, preferences and privileges senior to those of holders of our common stock in the event of liquidation. If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted.

***Fluctuations in foreign currency exchange rates, fuel prices and interest rates could affect our financial results.***

We are exposed to market risk attributable to changes in foreign currency exchange rates, fuel prices and interest rates. Significant changes in any of the foregoing could have a material impact on our financial results, net of the impact of our hedging activities and natural offsets. Our operating results have been and will continue to be impacted, often significantly, by changes in each of these factors.

A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. As of December 31, 2023, we had approximately $3.7 billion of indebtedness that bears interest at variable rates, which is net of our interest rate swap agreements. This amount represented approximately 16.8% of our total indebtedness. As of December 31, 2023, a hypothetical 1% increase in prevailing interest rates would increase our forecasted 2023 interest expense by approximately $25.5 million. Additionally, the value of our earnings in foreign currencies is adversely impacted by a strong U.S. dollar.

In particular, increases in fuel prices have and could continue to materially and adversely affect our business as fuel prices impact not only our fuel costs, but also some of our other expenses, such as crew travel, freight, and commodity prices. Mandatory fuel restrictions may also create uncertainty related to the price and availability of certain fuel types potentially impacting operating costs and the value of our related hedging instruments.

***Any further impairment of our goodwill, intangible assets, long-lived assets, equity investments and notes receivable could adversely affect our financial condition and operating results.***

We evaluate goodwill for impairment on an annual basis, or more frequently when circumstances indicate that the carrying value of a reporting unit may not be recoverable. We also evaluate other assets, including but not limited to intangible assets and long-lived assets on an annual basis, or more frequently when circumstances indicate the carrying value may not be recoverable. A challenging operating environment, conditions affecting consumer demand or spending, the deterioration of general macroeconomic conditions, expected ship deliveries, or other factors could result in a change to the future cash flows we expect to derive from our operations. Reductions of cash flows used in the valuation analyses may result in the recording of impairments, which could adversely affect our financial condition and operating results.

***The loss of key personnel, our inability to recruit or retain qualified personnel, or disruptions among our shipboard personnel could adversely affect our results of operations.***

Our success depends, in large part, on the skills and contributions of key executives and other employees and on our ability to recruit, develop and retain high quality personnel as well as having adequate succession plans and back-up operating plans for when critical executives are unable to serve. As demand for qualified personnel in the industry grows, we must continue to effectively recruit, train, motivate and retain our employees, both shoreside and on our ships, in order to effectively compete in our industry, maintain our current business and support our projected global growth.

We have in the past and may in the future experience difficulty recruiting and retaining qualified personnel primarily due to competitive labor markets. A prolonged shortage of qualified personnel and/or increased turnover may inhibit our ability to operate our business in an optimal manner, and may result in increased costs if we need to hire temporary personnel, and/or increased wages and/or benefits in order to attract and retain employees, all of which may negatively impact our results of operations.

As of December 31, 2023, approximately 88% of our shipboard employees were covered by collective bargaining agreements. A dispute under our collective bargaining agreements could result in a work stoppage of those employees covered by the agreements. We may not be able to satisfactorily renegotiate these collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage on our ships. We may also be subject to or affected by work stoppages unrelated to our business or collective bargaining agreements. Any such work stoppages or potential work stoppages could have a material adverse effect on our financial results, as could a loss of key employees, our inability to recruit or retain qualified personnel or disruptions among our personnel.

***If we are unable to keep pace with developments, design, and implementation in technology, our operations or competitive position could become impaired.***

Our business continues to demand the use of sophisticated technology and systems. These technologies and systems require significant investment and must be proven, refined, updated, upgraded and/or replaced with more advanced systems in order to continue to meet our customers' demands and expectations as well as to process our information effectively. If we are unable to do so in a timely manner or within reasonable cost parameters, if there are any disruptions, delays or deficiencies in design or if we are unable to appropriately and timely train our employees to operate any of these new systems, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, which could impair our operating results.

We may be unable to procure appropriate technology in a timely manner or at all or we may incur significant costs in doing so. A failure to adopt the appropriate technology, or a failure or obsolescence in the technology that we have adopted, could adversely affect our results of operations.

***We are exposed to cyber security attacks and data breaches and the risks and costs associated with protecting our systems and maintaining data integrity and security.***

We are subject to cyber security attacks. These cyber attacks can vary in scope and intent from attacks with the objective of compromising our systems, networks, and communications for economic gain or with the objective of disrupting, disabling or otherwise compromising our maritime and/or shoreside operations. The attacks can encompass a wide range of methods and intent, including phishing attacks, generative artificial intelligence impersonation, illegitimate requests for payment, theft of intellectual property, theft of confidential or non-public information, installation of malware, installation of ransomware and theft of personal or business information. The frequency and sophistication of, and methods used to conduct, these attacks, have increased over time.

A successful cyber security attack may target us directly, or it may be the result of a third party's inadequate care, or resulting from vulnerabilities in licensed software. In either scenario, the Company may suffer damage to its systems and data that could interrupt our operations, adversely impact our brand reputation, and expose us to increased risks of governmental investigation, litigation, fines, and other liability, any of which could adversely affect our business. Furthermore, responding to such an attack and mitigating the risk of future attacks could result in additional operating and capital costs in technology, personnel, monitoring and other investments.

We are also subject to various risks associated with the collection, handling, storage, and transmission of sensitive information. In the regular course of business, we collect employee, customer, and other third-party data, including personally identifiable information and individual payment data, for various business purposes. Although we have policies and procedures in place to safeguard such sensitive information, this information has been and could be subject to cyber security attacks and the aforementioned risks. In addition, we are subject to federal, state, and international laws relating to the collection, use, retention, security and transfer of personally identifiable information and individual payment data. Those laws include, among others, the European Union General Data Protection Regulation and similar state agencies that impose additional cyber security requirements. Complying with these and other applicable laws has caused, and may cause, us to incur substantial costs or require us to change our business practices, and our failure to do so may expose us to substantial fines, penalties, restrictions, litigation, or other expenses and adversely affect our business. Further, any changes to laws or regulations, including new restrictions or requirements applicable to our business, or an increase in enforcement of existing laws and regulations, could expose us to additional costs and liability and could limit our use and disclosure of such information.

While we continue to evolve our cyber security practices in line with our business' reliance on technology and the changing external threat landscape, and we invest time, effort and financial resources to secure our systems, networks and communications, our security measures cannot provide absolute assurance that we will be successful in preventing or defending from all cyber security attacks or incidents impacting our operation. There can be no assurance that any breach or incident will not have a material impact on our operations and financial results.

Any breach, theft, loss, or fraudulent use of guest, employee, third-party or company data, could adversely impact our reputation and brand and our ability to retain or attract new customers, and expose us to risks of data loss, business disruption, governmental investigation, litigation and other liability, any of which could adversely affect our business. Significant capital investments and other expenditures could be required to remedy the problem and prevent future breaches, including costs associated with additional security technologies, personnel, experts and credit monitoring services for those whose data has been breached. Further, if we or our vendors experience significant data security breaches or fail to detect and appropriately respond to significant data security breaches, we could be exposed to government enforcement actions and private litigation.

***Litigation, enforcement actions, fines or penalties could adversely impact our financial condition or results of operations and/or damage our reputation.***

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or joint venture partners could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. Such events could lead to an adverse impact on our financial condition or results of operations. We cannot predict the quantum or outcome of any such proceedings and the impact that they will have on our financial results, but any such impact may be material. While some of these claims are covered by insurance, we cannot be certain that all of them will be, which could have an adverse impact on our financial condition or results of operations.

**Item 1B. Unresolved Staff Comments**

None.

**Item 1C. Cybersecurity**

Securing the Company's business information, intellectual property, customer and employee data and technology systems is essential for the continuity of our businesses, meeting applicable regulatory requirements and maintaining the trust of our various stakeholders. Cybersecurity is an important and integrated part of the Company's enterprise risk management function that identifies, monitors and mitigates business, operational, financial and legal risks.

We have developed a cybersecurity program designed to protect and preserve the confidentiality, integrity and continued availability of all information we own or process against risks from cybersecurity threats. Using a risk-based prioritization approach, the cybersecurity team focuses on securing our high value assets, updating our cybersecurity detection and prevention capabilities to identify new threats, and maturing the compliance processes to protect the Company's operations and data.

*Risk Management and Strategy*

We have implemented policies, programs and controls and invested in cybersecurity technologies that focus on assessing, monitoring, and managing our cybersecurity risks. These include, but are not limited to: maintaining comprehensive cybersecurity policies and practices; augmenting our organization with a global cybersecurity operation center that monitors cyber threats 24-hours a day on a year-round basis; new surveillance technologies to proactively identify threats and improve the Company's cyber defense capabilities; implementing enterprise-wide cybersecurity training, anti-phishing and awareness programs for our employees and crew members; and conducting  cyber simulations with various teams across the Company as well as with management to evaluate our response approach. We have also implemented comprehensive processes designed to identify and oversee risks from cybersecurity threats associated with our third-party service providers, which include security assessments on our suppliers and vendors and continuous monitoring of cyber threats.  Our cybersecurity program is based on recognized best practices and standards for cybersecurity, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. We conduct regular third-party assessments of our cyber risk management program.

We also conduct a periodic assessment of cybersecurity risk as part of broader enterprise risk management (ERM). This assessment includes an evaluation of the Company's processes to identify and respond to cyber risks and the effectiveness of the Company's lines of defense. Given the complexity and evolving nature of cybersecurity threats, we leverage both internal cyber analytics and external sources of threat intelligence (including assessors, consultants, and other third parties) to evaluate our cyber risks and to properly adjust our risk mitigation approach. We also maintain controls and procedures that are designed to evaluate cyber risks on an ongoing basis. These processes include prompt communication of certain cybersecurity incidents to the Company's executives, internal committees and the Board as needed, so that any needed external reporting can be made by management and the Board in a timely manner.

Our policies require each of our employees to contribute to our data security efforts. We regularly educate our employees about the importance of handling and protecting customer and employee data, including through annual privacy and security training to enhance employee awareness of how to detect and respond to cybersecurity threats.

As of the date of this report, we are not aware of any risks from cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. For additional description of cybersecurity risks and potential related impacts on the Company, refer to Item 1A. Risk Factors - "We are exposed to cyber security attacks and data breaches and the risks and costs associated with protecting our systems and maintaining data integrity and security."

*Governance*

Our cybersecurity program is led by our Chief Information Officer (CIO) and the Chief Information Security Officer (CISO). They are supported by Information Security Officers who work closely with our operational teams. Our CIO and CISO have more than 35 years of collective experience in the cybersecurity field. The CISO reports to the CIO and is generally responsible for management of cybersecurity risk and the protection and defense of our networks and systems. The CISO has served in similar roles at three major public companies and is a recognized cybersecurity leader. He regularly engages with peer CISOs, cybersecurity experts and organizations, including the Cloud Security Alliance (CSA) and the NIST, to stay informed on the latest industry developments. The CISO regularly informs our internal Disclosure Committee, Chief Financial Officer, and our President and Chief Executive Officer of cybersecurity risks and incidents as per our internal cyber risk framework. This also helps ensure that the highest levels of management are kept abreast of our cybersecurity posture and potential risks.

Our Board, in coordination with the Audit Committee, is actively engaged in reviewing management's processes for assessing and managing cybersecurity risks. The Board reviews cybersecurity at least annually. The Audit Committee directly oversees the Company's management of cybersecurity risks. On a quarterly basis or as needed, the Audit Committee receives updates from management (including the CIO and CISO) on cybersecurity risks resulting from risk assessments, progress of risk reduction initiatives, external auditor feedback, control maturity assessments, and relevant internal and industry cybersecurity incidents. In addition, the Chair of the Audit Committee regularly informs the Board of the outcome of the Audit Committee's reviews at scheduled Board meetings.

## Item 2. Properties

Information about our cruise ships, including their size, may be found within the *Operating Strategies - Delivery of state-of-the-art cruise ships, and fleet upgrade and maintenance* section and the *Operations - Ships and Itineraries* section in Item 1. *Business*. Information regarding our cruise ships under construction, estimated expenditures and financing may be found within the *Future Capital Commitments* and *Funding Needs and Sources* sections of Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Our principal executive office and principal shoreside operations are located in leased office buildings at the Port of Miami, Florida. We also lease a number of other offices in the U.S. and throughout Europe, Asia, Mexico, South America and Australia to administer our brand operations globally.

We believe that our facilities are adequate for our current needs and that we are capable of obtaining additional facilities as necessary.

We also operate two private destinations which we utilize as ports-of-call on certain itineraries: (i) an island we own in the Bahamas that we call CocoCay; and (ii) Labadee, a secluded peninsula that we lease on the north coast of Haiti.

## Item 3. Legal Proceedings

As previously reported, a lawsuit was filed against us in August 2019 in the U.S. District Court for the Southern District of Florida (the "Court") under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act. The complaint filed by Havana Docks Corporation ("Havana Docks Action") alleges it holds an interest in the Havana Cruise Port Terminal, which was expropriated by the Cuban government. The complaint further alleges that we trafficked in the terminal by embarking and disembarking passengers at these facilities. The plaintiffs seek all available statutory remedies, including the value of the expropriated property, plus interest, treble damages, attorneys' fees and costs.

The Court entered final judgment in December 2022 in favor of the plaintiff and awarded damages and attorneys' fees to the plaintiff in the aggregate amount of approximately $112 million. We have appealed the judgment to the United States Court of Appeals for the 11th Circuit. We believe we have meritorious grounds for and intend to vigorously pursue our appeal. During the fourth quarter of 2022, we recorded a charge of approximately $130.0 million to *Other (expense) income* within our consolidated statements of comprehensive income (loss) related to the Havana Docks Action, including post-judgment interest and related legal defense costs and bonding fees.

In addition, we are routinely involved in claims typical within the cruise vacation industry. The majority of these claims are covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, will not have a material adverse impact on our financial condition or results of operations and cash flows.

## Item 4. Mine Safety Disclosures

None.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Market Information**

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "RCL."

**Holders**

As of February 16, 2024, there were approximately 1,186 record holders of our common stock. Since certain of our shares are held by brokers and other institutions on behalf of shareholders, the foregoing number is not representative of the number of beneficial owners.

**Dividends**

Holders of our common stock have an equal right, pro rata based on number of shares held, to share in our profits in the form of dividends when and if declared by our board of directors out of funds legally available, subject to any rights of holders of preferred stock if any. Holders of our common stock have no rights to any sinking fund.

There are no exchange control restrictions on remittances of dividends on our common stock by reason of our incorporation in Liberia because (1) we are and intend to maintain our status as a nonresident Liberian entity under the Liberia Revenue Code of 2000 as amended and the regulations thereunder, and (2) our ship-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia. Under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Liberia Revenue Code of 2000 as amended in Liberia.

The declaration of dividends shall at all times be subject to the final determination of our board of directors that a dividend is prudent at that time in consideration of the needs of the business. In the event we declare a dividend, we will need to repay the amounts deferred under our export credit facilities as part of the principal amortization deferrals agreed with them during 2020 and 2021. Accordingly, we have not declared a dividend since the first quarter of 2020. Refer to Note 10. *Shareholders' Equity* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on dividends declared.

**Share Repurchases**

There were no repurchases of common stock during the year ended December 31, 2023.

In the event we repurchase shares of our common stock, we will need to repay the amounts deferred under our export credit facilities as part of the principal amortization deferrals agreed with our lenders during 2020 and 2021.

**Performance Graph**

The following graph compares the total return, assuming reinvestment of dividends, on an investment in the Company, based on performance of the Company's common stock, with the total return of the Standard & Poor's 500 Composite Stock Index ("S&P 500") and the Dow Jones United States Travel and Leisure Index for a five year period by measuring the changes in common stock prices from December 31, 2018 to December 31, 2023.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**
**Among Royal Caribbean Cruises Ltd., the S&P 500 Index and the Dow Jones U.S. Travel &**
**Leisure Index**



|  | 12/18 | 12/19 | 12/20 | 12/21 | 12/22 | 12/23 |
|---|---|---|---|---|---|---|
| **Royal Caribbean Cruises Ltd.** | 100.00 | 139.95 | 79.22 | 81.57 | 52.43 | 137.35 |
| **S&P 500** | 100.00 | 131.49 | 155.68 | 200.37 | 164.08 | 207.21 |
| **Dow Jones U.S. Travel & Leisure** | 100.00 | 123.94 | 126.10 | 140.59 | 112.10 | 152.56 |

The stock performance graph assumes for comparison that the value of the Company's common stock and of each index was $100 on December 31, 2018 and that all dividends were reinvested. Past performance is not necessarily an indicator of future results.

**Item 6. Reserved**

Not applicable.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Cautionary Note Concerning Forward-Looking Statements**

The discussion under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K, includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding our expectations for future periods, business and industry prospects or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. Words such as "anticipate," "believe," "considering," "could," "driving," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "will", "would", and similar expressions are intended to further identify any of these forward-looking statements. Forward-looking statements reflect management's current expectations, but they are based on judgments and are inherently uncertain. Furthermore, they are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to, those discussed in this Annual Report on Form 10-K and, in particular, the risks discussed under the caption "Risk Factors" in Part I, Item 1A herein.

All forward-looking statements made in this Annual Report on Form 10-K speak only as of the date of this filing. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

**Overview**

The discussion and analysis of our financial condition and results of operations is organized to present the following:

- a review of our critical accounting policies and estimates and of our financial presentation, including discussion of certain operational and financial metrics we utilize to assist us in managing our business;

- a discussion of our results of operations for the year ended December 31, 2023 compared to the same period in 2022; and

- a discussion of our liquidity and capital resources, including our future capital and material cash requirements and potential funding sources.

A discussion of our results of operations, and sources and uses of cash for the year ended December 31, 2022 compared to the year ended December 31, 2021 is included in Part II. Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 23, 2023 and is incorporated by reference into this Form 10-K.

**Critical Accounting Policies and Estimates**

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). (Refer to Note 1. *General* and Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data*). Certain of our accounting policies are deemed "critical," as they require management's highest degree of judgment, estimates and assumptions. We have discussed these accounting policies and estimates with the audit committee of our board of directors. We believe our critical accounting policies and estimates are as follows:

*Ship Accounting*

Ships represent our most significant assets and are stated at cost less accumulated depreciation and amortization. Depreciation of ships is generally computed net of a 10%-15% projected residual value, using the straight-line method over the estimated useful life of the asset, which is generally 30-35 years. The 30-35 year useful life and 10%-15% residual value is the weighted-average of all major components of a ship. Our useful life and residual value estimates take into consideration the impact of anticipated technological changes, environmental regulations, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. In addition, we take into consideration our estimates of the weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We employ a cost allocation methodology at the component level, in order to support the estimated weighted-average useful lives and residual values, as well as to determine the net cost basis of assets being replaced. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ship systems. However, we estimate the costs, useful lives and residual values of component systems based principally on general and technical information known about major ship component systems and their lives, as well as our knowledge of the cruise vacation industry. We do not identify and track depreciation by ship component systems, but instead utilize these estimates to determine the net cost basis of assets replaced or refurbished. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the shorter of the improvements' estimated useful lives or that of the associated ship. The estimated cost and accumulated depreciation of replaced or refurbished ship components are written off and any resulting losses are recognized within *Cruise operating expenses* in our Consolidated Statements of Comprehensive Loss.

We periodically review estimated useful lives and residual values for ongoing reasonableness, considering long term views on our intended use of each class of ships the planned level of improvements to maintain, enhance, and to comply with environmental regulations for vessels within those classes. In the event a factor is identified that may trigger a change in the estimated useful lives and residual values of our ships, a review of the estimate is completed.

We use the deferral method to account for drydocking costs. Under the deferral method, drydocking costs incurred are deferred and charged to expense on a straight-line basis over the period to the next scheduled drydock, which we estimate to be a period of thirty to sixty months based on the vessel's age as required by Class. Deferred drydock costs consist of the costs to drydock the vessel and other costs incurred in connection with the drydock which are necessary to maintain the vessel's Class certification. Class certification is necessary in order for our cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. The activities associated with those drydocking costs cannot be performed while the vessel is in service and, as such, are done during a drydock as a planned major maintenance activity. The significant deferred drydock costs consist of hauling and wharfage services provided by the drydock facility, hull inspection and related activities (e.g., scraping, pressure cleaning, bottom painting), maintenance to steering propulsion, thruster equipment and ballast tanks, port services such as tugs, pilotage and line handling, and freight associated with these items. We perform a detailed analysis of the various activities performed for each drydock and only defer those costs that are directly related to planned major maintenance activities necessary to maintain Class. The costs deferred are related to activities not otherwise routinely periodically performed to maintain a vessel's designed and intended operating capability. Repairs and maintenance activities are charged to expense as incurred.

We use judgment when estimating the period between drydocks, which can result in adjustments to the estimated amortization of drydock costs. If the vessel is disposed of before the next drydock, the remaining balance in deferred drydock is written-off to the gain or loss on disposal of vessel in the period in which the sale takes place. We also use judgment when identifying costs incurred during a drydock which are necessary to maintain the vessel's Class certification as compared to those costs attributable to repairs and maintenance which are expensed as incurred.

We believe we have made reasonable estimates for ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of ship useful lives or projected residual values, depreciation expense could be materially higher or lower. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated average ship useful life by one year, depreciation expense for 2023 would have increased by approximately $100 million. If our ships were estimated to have no residual value, depreciation expense for 2023 would have increased by approximately $345 million. We have evaluated our estimated ship useful lives and projected residual values in light of our current environment and determined that there are no changes to these estimates. Refer to Note 6. *Property and Equipment* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on our ships.

*Valuation of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets*

We review goodwill and indefinite-lived intangible assets for impairment at the reporting unit level annually or, when events or circumstances dictate, more frequently. The impairment review for goodwill consists of a qualitative assessment of whether it is more-likely than-not that a reporting unit's fair value is less than its carrying value, and if necessary, a goodwill impairment test. Factors to consider when performing the qualitative assessment include general economic conditions, limitations on accessing capital, changes in forecasted operating results, changes in fuel prices, and fluctuations in foreign exchange rates.

The goodwill impairment analysis consists of a comparison of the fair value of the reporting unit with its carrying value. We typically estimate the fair value of our reporting units using a discounted cash flow model, which may also include a combination of a market-based valuation approach. The estimation of fair value utilizing discounted expected future cash flows includes numerous uncertainties which require our significant judgment when making assumptions of expected revenues, operating costs, marketing, selling and administrative expenses, interest rates, and assumptions regarding the cruise vacation industry's competitive environment and general economic and business conditions, among other factors. The principal assumptions used in the discounted cash flow model for our 2023 impairment assessment consisted of:

- Forecasted revenues per available passenger cruise day;

- Occupancy rates from existing vessels;

- Vessel operating expenses;

- Terminal growth rate; and

- Weighted average cost of capital (i.e., discount rate).

The discounted cash flow model uses the most current projected operating results for the upcoming fiscal year as a base. We discount the projected cash flows using rates specific to the reporting unit based on its weighted-average cost of capital.

If the fair value of the reporting unit exceeds its carrying value, no write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of its net assets, an impairment is recognized based on the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to such reporting unit. Refer to Note 4. *Goodwill* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on goodwill.

The impairment review for indefinite-life intangible assets can be performed using a qualitative or quantitative impairment assessment. The quantitative assessment consists of a comparison of the fair value of the asset with its carrying value. We estimate the fair value of these assets using a discounted cash flow model and various valuation methods depending on the nature of the intangible asset, such as the relief-from-royalty method, for trademarks and trade names. The principal assumptions used in the discounted cash flow model for our 2023 impairment assessment consisted of:

- Forecasted revenues per available passenger cruise day;

- Occupancy rates from existing vessels ;

- Terminal growth rate;

- Royalty rate; and

- Weighted average cost of capital (i.e., discount rate).

If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. If the fair value exceeds its carrying value, the indefinite-life intangible asset is not considered impaired. Other intangible assets assigned finite useful lives are amortized on a straight-line basis over their estimated useful lives. Refer to Note 5. *Intangible Assets* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on indefinite-life and finite-life intangible assets.

We review our ships and other long-lived assets, including right-of-use assets for impairment whenever events or changes in circumstances indicate, based on recent and projected cash flow performance and remaining useful lives, that the carrying value of these assets may not be fully recoverable. We evaluate asset impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the ship level for our ships. If estimated undiscounted future cash flows are less than the carrying value of an asset, an impairment charge is recognized to the extent its carrying value exceeds fair value. Refer to Note 6. *Property and Equipment* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on determination of fair value for long-lived assets.

We estimate fair value based on quoted market prices in active markets, if available. If active markets are not available, we base fair value on independent appraisals, sales price negotiations and projected future cash flows discounted at a rate estimated by management to be commensurate with the business risk. Quoted market prices are often not available for individual reporting units and for indefinite-life intangible assets. Accordingly, we estimate the fair value of a reporting unit and an indefinite-life intangible asset using an expected present value technique.

### *Royal Caribbean International Reporting Unit*

During the fourth quarter of 2023, we performed a quantitative analysis as part of our annual impairment review of the Royal Caribbean International reporting unit. As of November 30, 2023, the fair value of the Royal Caribbean International reporting unit was determined using a discounted cash flow model in combination with a market-based valuation approach. As a result of the test, we determined the fair value of the Royal Caribbean International reporting unit exceeded its carrying value by more than 100% as of November 30, 2023, resulting in no impairment to Royal Caribbean International's goodwill.

During the fourth quarter of 2022, we performed a qualitative assessment of the Royal Caribbean International reporting unit. Based on our qualitative assessment, we concluded that it was more-likely-than-not that the estimated fair value of the reporting unit exceeded its carrying value and thus, we did not proceed to the goodwill impairment test.

As of December 31, 2023 and 2022, the carrying amount of goodwill attributable to our Royal Caribbean reporting unit was $296.4 million.

We did not perform interim impairment evaluations of Royal Caribbean International's goodwill during 2023 and 2022, as no triggering events were identified.

### *Silversea Cruises Reporting Unit*

During the fourth quarters of 2023 and 2022, we performed a quantitative analysis as part of our annual impairment review of the Silversea Cruises reporting unit. As of November 30, 2023, and November 30, 2022, the fair value of the Silversea Cruises reporting unit was determined using a probability weighted discounted cash flow model in combination with a market-based valuation approach. As a result of the tests, we determined the fair value of the Silversea Cruises reporting unit exceeded its carrying value by approximately 63% and 26% as of November 30, 2023 and 2022, respectively, resulting in no impairment to Silversea Cruises' goodwill. The carrying value of goodwill attributable to our Silversea Cruises reporting unit was $509 million as of December 31, 2023 and 2022.

During the fourth quarters of 2023 and 2022, we performed our annual impairment reviews of the Silversea Cruises trade name. As a result of the quantitative tests, we determined that the fair value of the Silversea Cruises' trade name exceeded its carrying value by approximately 62% and 25%, as of November 30, 2023 and November 30, 2022, respectively, resulting in no impairment to Silversea Cruises' trade name.

As of December 31, 2023 and 2022, the carrying value of indefinite-life intangible assets was $321 million, which primarily relates to the Silversea Cruises trade name.

We did not perform interim impairment evaluations of Silversea Cruises' goodwill or trade names during 2023 and 2022, as no triggering events were identified.

### *Derivative Instruments*

We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices. These instruments are recorded on the balance sheet at their fair value and the vast majority are designated as hedges. We also use non-derivative financial instruments designated as hedges of our net investment in our foreign operations and investments. Although some of our derivative financial instruments do not qualify for hedge accounting or are not accounted for under hedge accounting, we do not hold or issue derivative financial instruments for trading or other speculative purposes. We account for derivative financial instruments in accordance with authoritative guidance. Refer to Note 2. *Summary of Significant Accounting Policies* and Note 16. *Fair Value Measurements and Derivative Instruments* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for more information on related authoritative guidance, the Company's hedging programs and derivative financial instruments.

On a regular basis, we enter into foreign currency forward contracts, interest rate swaps, fuel swaps and options with third-party institutions in over-the-counter markets. We estimate the fair value of our foreign currency forward contracts and interest rate swaps using expected future cash flows based on the instruments' contract terms and published forward prices for foreign currency exchange and interest rates. We value floors which are embedded within our interest rate swaps using standard option pricing models with inputs based on the options' contract terms, such as exercise price and maturity, and readily available market data, such as forward interest rates and interest rate volatility. We apply present value techniques to convert the expected future cash flows to the current fair value of the instruments.

We estimate the fair value of our fuel swaps using expected future cash flows based on the swaps' contract terms and forward prices. We derive forward prices from published forward fuel curves which in turn are based on actual market transactions and published price quotes for similar assets. We apply present value techniques to convert the expected future cash flows to the current fair value of the instruments. We also corroborate our fair value estimates using valuations provided by our counterparties.

We adjust the valuation of our derivative financial instruments to incorporate credit risk.

We believe it is unlikely that materially different estimates for the fair value of our foreign currency forward contracts, interest rate swaps, fuel swaps and options would be derived from other appropriate valuation models using similar assumptions, inputs or conditions suggested by actual historical experience.

*Contingencies—Litigation*

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any, which are recorded as assets when recoverability is probable. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

**Seasonality**

Our revenues are seasonal based on demand for cruises. Demand has historically been strongest for cruises during the Northern Hemisphere's summer months and holidays. In order to mitigate the impact of the winter weather in the Northern Hemisphere and to capitalize on the summer season in the Southern Hemisphere, our brands have historically focused on deployment to the Caribbean, Asia and Australia during that period.

**Financial Presentation**

***Description of Certain Line Items***

*Revenues*

Our revenues are comprised of the following:

- *Passenger ticket revenues*, which consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to and from our ships; and

- *Onboard and other revenues*, which consist primarily of revenues from the sale of goods and/or services onboard our ships not included in passenger ticket prices, casino operations, cancellation fees, sales of vacation protection insurance, pre- and post-cruise tours and fees for operating certain port facilities. *Onboard and other revenues* also include revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected goods and/or services onboard our ships, as well as revenues received for procurement and management related services we perform on behalf of our unconsolidated affiliates.

*Cruise Operating Expenses*

Our cruise operating expenses are comprised of the following:

• *Commissions, transportation and other expenses*, which consist of those costs directly associated with passenger ticket revenues, including travel advisor commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees;

• *Onboard and other expenses*, which consist of the direct costs associated with onboard and other revenues, including the costs of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre- and post-cruise tours and related credit card fees, as well as the minimal costs associated with concession revenues, as the costs are mostly incurred by third-party concessionaires and costs incurred for the procurement and management related services we perform on behalf of our unconsolidated affiliates;

• *Payroll and related expenses*, which consist of costs for shipboard personnel (costs associated with our shoreside personnel are included in *Marketing, selling and administrative expenses*);

• *Food expenses*, which include food costs for both guests and crew;

• *Fuel expenses*, which include fuel and related delivery, storage and emission consumable costs and the financial impact of fuel swap agreements; and

• *Other operating expenses*, which consist primarily of operating costs such as repairs and maintenance, port costs that do not vary with passenger head counts, vessel related insurance, entertainment and gains and/or losses related to the sale of our ships, if any.

We do not allocate payroll and related expenses, food expenses, fuel expenses or other operating expenses to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

### *Selected Operational and Financial Metrics*

We utilize a variety of operational and financial metrics which are defined below to evaluate our performance and financial condition. As discussed in more detail herein, certain of these metrics are non-GAAP financial measures. These non-GAAP financial measures are provided along with the related GAAP financial measures as we believe they provide useful information to investors as a supplement to our consolidated financial statements, which are prepared and presented in accordance with GAAP. The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

*Adjusted EBITDA* is a non-GAAP measure that represents EBITDA (as defined below) excluding certain items that we believe adjusting for is meaningful when assessing our profitability on a comparative basis. For the periods presented, these items included (i) Other expense, which includes the loss contingency in connection with the ongoing Havana Docks litigation recorded in other expenses in 2022; (ii) gain on sale of controlling interest; (iii) impairment and credit losses; (iv) restructuring charges and other initiative expense; (v) equity investment impairment and recovery of losses; (vi) Pullmantur reorganization settlement; (vii) net insurance recoveries or costs related to the collapse of the drydock structure at the Grand Bahama Shipyard involving *Oasis of the Seas*; and (viii) the net gain recognized in 2021 in relation to the sale of the Azamara brand; A reconciliation of Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. to Adjusted EBITDA is provided below under Results of Operations.

*Adjusted Earnings (Loss) per Share ("Adjusted EPS")* is a non-GAAP measure that represents Adjusted Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. (as defined below) divided by weighted average shares outstanding or by diluted weighted average shares outstanding, as applicable. We believe that this non-GAAP measure is meaningful when assessing our performance on a comparative basis.

*Adjusted Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.* is a non-GAAP measure that represents net income (loss) less net income attributable to noncontrolling interest, excluding certain items that we believe adjusting for is meaningful when assessing our performance on a comparative basis. For the periods presented, these items included (i) loss on extinguishment of debt; (ii) gain on sale of controlling interest; (iii) tax on the sale of PortMiami noncontrolling interest; (iv)

*Silver Whisper* deferred tax liability release; (v) impairment and credit losses; (vi) the amortization of the Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition in 2018; (vii) restructuring charges and other initiative expenses; (viii) equity investments impairment and recovery of losses; (ix) loss contingency recorded in 2022 in connection with the ongoing Havana Docks litigation inclusive of related legal fees and costs; (x) convertible debt amortization of debt discount; (xi) the 2021 Pullmantur reorganization settlement; (xii) net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving *Oasis of the Seas* incident; (xiii) the net gain recognized in 2021 in relation to the sale of the Azamara brand; and (xiv) the net loss recognized in 2021 related to the elimination of the three-month reporting lag for Silversea Cruises. A reconciliation of Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. to Adjusted Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. is provided below under Results of Operations.

*Available Passenger Cruise Days* ("*APCD*") is our measurement of capacity and represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and cabins not available for sale. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers that cause our cruise revenue and expenses to vary.

*EBITDA* is a non-GAAP measure that represents of Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. excluding (i) interest income; (ii) interest expense, net of interest capitalized; (iii) depreciation and amortization expenses; and (iv) income tax benefit or expense. We believe that this non-GAAP measure is meaningful when assessing our operating performance on a comparative basis. A reconciliation of Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. to EBITDA is provided below under Results of Operations.

*Gross Cruise Costs* represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses.

*Carbon Intensity* is our measurement of carbon dioxide emissions per gross tonne nautical mile (well-to-wake).

*Net Cruise Costs* and *Net Cruise Costs* excluding *Fuel* are non-GAAP measures that represent Gross Cruise Costs excluding commissions, transportation and other expenses, onboard and other expenses and, in the case of Net Cruise Costs excluding Fuel, fuel expenses (each of which is described above under the Description of Certain Line Items heading). In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our cost performance. For the 2023 period presented, Net Cruise Costs and Net Cruise Costs Excluding Fuel excludes (i) gain on sale of controlling interest; (ii) impairment and credit losses; and (iii) restructuring and other initiative expenses. A reconciliation of Gross Cruise Costs to Net Cruise Costs and Net Cruise Costs Excluding Fuel is provided below under Results of Operations.

*Gross Margin Yield* represent Gross Margin per APCD.

*Adjusted Gross Margin* represent Gross Margin, adjusted for payroll and related, food, fuel, other operating, and depreciation and amortization expenses. Gross Margin is calculated pursuant to GAAP as total revenues less total cruise operating expenses, and depreciation and amortization.

*Net Yields* represent Adjusted Gross Margin per APCD. We utilize Adjusted Gross Margin and Net Yields to manage our business on a day-to-day basis as we believe that they are the most relevant measures of our pricing performance because they reflect the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses, and onboard and other expenses.

*Invested Capital* represents the most recent five-quarter average of total debt (i.e., Current portion of long-term debt plus Long-term debt) plus the most recent five-quarter average of Total shareholders' equity. We use this measure to calculate ROIC (as defined below).

*Adjusted Operating Income (Loss)* is a non-GAAP measure that represents operating income (loss) including income (loss) from equity investments and income taxes but excluding certain items that we believe adjusting for is meaningful when assessing our operating performance on a comparative basis. We use this non-GAAP measure to calculate ROIC (as defined below).

*Return on Invested Capital* ("ROIC") represents Adjusted Operating Income (Loss) divided by Invested Capital. We believe ROIC is a meaningful measure because it quantifies how efficiently we generated operating income relative to the capital we have invested in the business. ROIC is also used as a key metric in our long-term incentive compensation program for our executive officers.

*Occupancy ("Load factor")*, in accordance with cruise vacation industry practice, is calculated by dividing Passenger Cruise Days (as defined below) by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

*Passenger Cruise Days* represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

The use of certain non-GAAP measures, such as Net Yields, Net Cruise Costs and Net Cruise Costs Excluding Fuel, allows us to perform capacity and rate analysis to separate the impact of known capacity changes from other less predictable changes which affect our business. We believe these non-GAAP measures provide expanded insight to measure revenue and cost performance in addition to the standard GAAP based financial measures. There are no specific rules or regulations for determining non-GAAP measures, and as such, they may not be comparable to other companies within the industry.

We have not provided a quantitative reconciliation of projected non-GAAP financial measures to the most comparable GAAP financial measures because preparation of meaningful U.S. GAAP projections would require unreasonable effort. Due to significant uncertainty, we are unable to predict, without unreasonable effort, the future movement of foreign exchange rates, fuel prices and interest rates inclusive of our related hedging programs. In addition, we are unable to determine the future impact of non-core business related gains and losses which may result from strategic initiatives. These items are uncertain and could be material to our results of operations in accordance with U.S GAAP. Due to this uncertainty, we do not believe that reconciling information for such projected figures would be meaningful.

**Executive Overview**

2023 performance was exceptionally strong and significantly exceeded our expectations.

We took delivery of three new ships (*Silver Nova, Celebrity Ascen*t and *Icon of the Seas*), expanded Perfect Day at CocoCay's capacity with the launch of Hideaway Beach, and successfully returned to normalized load factors of 105.6%, with peak summer sailings reaching load factors of 110%. We achieved strong financial performance, including EBITDA of $4.5 billion in 2023, record Adjusted EBITDA per APCD and record ROIC. In addition, 2023 delivered record Net Yields and Adjusted EBITDA, and we made significant progress in repairing our balance sheet, repaying approximately $4.0 billion of debt.

Our 2023 Net Income attributable to Royal Caribbean Cruises Ltd. was $1.7 billion, or $6.31 per diluted share, compared to Net Income attributable to Royal Caribbean Cruises Ltd. of $1.9 billion, or $8.95 per diluted share in 2019, the most recent year of normalized operations. Adjusted Net Income attributable to Royal Caribbean Cruises Ltd. for 2023 was $1.8 billion, or $6.77 per diluted share, compared to Adjusted Net Income attributable to Royal Caribbean Cruises Ltd. of $2.0 billion, or $9.54 per diluted share in 2019. 2023 Adjusted EBITDA was $4.5 billion, compared to Adjusted EBITDA of $3.6 billion in 2019.

Total revenues in 2023 were $13.9 billion, exceeding the previous record of $11.0 billion in 2019 driven by strong ticket revenue and onboard revenue performance, inclusive of capacity growth. As a result of this, Gross Margin Yields increased 13.2% as-reported, and Net Yields increased 13.5% in Constant-Currency, both compared to 2019. The strength in revenue and improved cash flow, combined with our margin expansion efforts allowed us to accelerate debt repayment, improving our debt maturity profile.

Cruise operating expenses increased from $6.1 billion in 2019 to $7.8 billion in 2023. Gross Cruise Costs per APCD increased 10.9% as-reported and 11.3% in Constant Currency, compared to 2019. Net Cruise Costs, excluding Fuel, per APCD increased 7.5% as-reported and 7.9% in Constant Currency, compared to 2019. Our disciplined cost control helped mitigate the effects of inflation. For 2023, Net Cruise Costs included $2.31 per APCD of structural costs which were not present in 2019, including increased costs associated with Perfect Day at CocoCay, our Galveston terminal, and roll-out of Starlink internet onboard our fleet.

In 2024, we expect our capacity to increase by 8.5% compared to 2023, with the addition of *Silver Ray* and *Utopia of the Seas* and a full year of operations for *Silver Nova*, *Celebrity Ascent*, and *Icon of the Seas* (which began revenue sailings in January 2024). *Utopia of the Seas* will be the first Oasis class ship focused on short Caribbean itineraries, and we also return to China for the first time since 2019 with *Spectrum of the Seas*. In addition, we will continue the construction of the first Royal Beach Club at Paradise Island, Bahamas, set to open in 2025. Our new ships, optimized deployment, continued load factor growth and enhanced onboard offerings are expected to drive growth in Net Yields and Total Revenues. During 2024, we are expected to have 20 ships in drydock, due to our growing fleet combined with the timing of restarting our entire fleet, and we plan to continue investing in newbuilds and retrofitting our existing fleet with technology to help reach our long-term goals to reduce carbon intensity.

**Results of Operations**

In addition to the items discussed above under "Executive Overview," significant items for 2023 include:

- Net Income attributable to Royal Caribbean Cruises Ltd. and Adjusted Net Income attributable to Royal Caribbean Cruises Ltd. for the year ended December 31, 2023 was $1.7 billion and $1.8 billion, or $6.31 and $6.77 per share on a diluted basis, respectively, compared to Net Loss attributable to Royal Caribbean Cruises Ltd. and Adjusted Net Loss attributable to Royal Caribbean Cruises Ltd. of $(2.2) billion and $(1.9) billion, or $(8.45) and $(7.50) per share on a diluted basis, respectively, for the year ended December 31, 2022.

- Total revenues increased by $5.1 billion for the year ended December 31, 2023 as compared to the same period in 2022. The increase was primarily driven by our full operations at higher occupancy, capacity, and ticket prices in 2023, compared to partial to full operations during the first half and second half of 2022, respectively, at lower occupancy and capacity rates.

- Total cruise operating expenses increased by $1.2 billion for the year ended December 31, 2023 compared to the same period in 2022. The increase reflects our operations in 2023 at higher capacity and occupancy, compared to the same period in 2022.

- In February 2023, we issued $700 million aggregate principal amount of 7.25% senior guaranteed notes due January 2030 ("7.25% Priority Guaranteed Notes"). Upon closing, we terminated our commitment for the $700 million 364-day term loan facility. In addition, the remaining $350 million backstop committed financing was also terminated upon closing,

- Effective March 31, 2023, we closed on the previously announced partnership with iCON. As part of the transaction, we sold 80% of PortMiami for $209 million and retained a 20% minority interest. The partnership will own, develop, and manage cruise terminal facilities and infrastructure in key ports of call, initially including several development projects in Italy, Spain, and the U.S. Virgin Islands. Refer to Note 7. *Investments and Other Assets* in our consolidated financial statements for further information on the transaction.

- In June 2023, our 4.25% Convertible Senior Notes with an outstanding balance of $350 million were settled using a combination of $338 million in cash, and the issuance of approximately 374,000 shares of common stock. The issuance of equity increased additional paid in capital by an immaterial amount.

- In June 2023, we took delivery of *Silver Nova,* and in November 2023, we took delivery of *Celebrity Ascent,* and *Icon of the Seas.* Refer to Note 8. *Debt* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Dat*a for further information on the financing of the ships. *Silver Nova*, *Celebrity Ascent,* and *Icon of the Seas* entered service in the third and fourth quarters of 2023, and the first quarter of 2024, respectively.

- In November 2023, we settled $225 million of our 2.875% Convertible Senior Notes. The notes were settled using a combination of $225 million in cash and the issuance of approximately 147,000 shares of common stock. The issuance of equity increased additional paid in capital by an immaterial amount.

- During the year ended December 31, 2023, we executed and amended various financing arrangements on our two unsecured revolving credit facilities. Following these refinancings, our aggregate revolving credit commitments are $3.5 billion, with $1.7 billion scheduled to mature in October 2026, and $1.7 billion scheduled to mature in October 2028, and $97 million scheduled to mature in April 2025.

- During the year ended December 31, 2023, we fully repaid the $1.4 billion outstanding balance on our 11.50% secured senior notes due in June 2025.

For further information regarding the debt transactions discussed above, refer to Note 8. *Debt* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on our 2023 financing activity.

We reported Net Income (Loss) attributable to Royal Caribbean Cruises Ltd., Adjusted Net Income (Loss) attributable to Royal Caribbean Cruises Ltd., Earnings (Loss) per Share and Adjusted Earnings (Loss) per Share as shown in the following table (in millions, except per share data):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.** | $ 1,697 | $ (2,156) | $ (5,260) |
| Loss on extinguishment of debt | 121 | 94 | 139 |
| Gain on sale of controlling interest (1) | (3) | — | — |
| PortMiami tax on sale of noncontrolling interest (2) | 7 | — | — |
| Silver Whisper deferred tax liability release (3) | (26) | — | — |
| Impairment and credit losses (4) | 8 | 1 | 82 |
| Amortization of Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition (5) | 6 | 6 | 6 |
| Restructuring charges and other initiatives expense | 5 | 12 | 2 |
| Equity investment impairment and recovery of losses (6) | 12 | — | 31 |
| Litigation loss contingency (7) | — | 130 | — |
| Convertible debt amortization of debt discount (8) | — | — | 104 |
| Pullmantur reorganization settlement (9) | — | — | 10 |
| Oasis of the Seas incident (10) | — | — | (7) |
| Net gain related to the sale of Azamara brand (11) | — | — | (3) |
| Net loss related to the elimination of the Silversea Cruises reporting lag (12) | — | — | 63 |
| **Adjusted Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.** | $ 1,827 | $ (1,913) | $ (4,833) |
| | | | |
| Basic: | | | |
| Earnings (Loss) per Share | $ 6.63 | $ (8.45) | $ (20.89) |
| Adjusted Earnings (Loss) per Share | $ 7.14 | $ (7.50) | $ (19.19) |
| | | | |
| Diluted: | | | |
| Earnings (Loss) per Share (13) | $ 6.31 | $ (8.45) | $ (20.89) |
| Adjusted Earnings (Loss) per Share (13) | $ 6.77 | $ (7.50) | $ (19.19) |
| | | | |
| Weighted-Average Shares Outstanding: | | | |
| Basic | 256 | 255 | 252 |
| Diluted | 283 | 255 | 252 |

(1)    Represents gain on sale of controlling interest in cruise terminal facilities in Italy. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss).

(2)    Represents tax on the PortMiami sale of noncontrolling interest. These amounts are included in *Other (expense) income* in our consolidated statements of comprehensive income (loss).

(3)    Represents the release of the deferred tax liability subsequent to the execution of the bargain purchase option for the Silver Whisper. These amounts are included in *Other (expense) income* within our consolidated statements of comprehensive income (loss).

(4)    Represents asset impairments and credit loss recoveries for notes receivables for which credit losses were previously recorded. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss). Additionally, for 2023 includes an $11 million impairment related to ceasing the use of certain real estate assets in our shoreside operations. This amount is included in *Marketing, selling and administrative expenses* within our consolidated statements of comprehensive income (loss). For 2022 and 2021, amounts represents asset impairment and credit losses as a result of the impact of COVID-19, net of the recovery of credit losses previously recognized

(5)    Represents the amortization of the Silversea Cruises intangible assets resulting from the 2018 Silversea Cruises acquisition.

(6)     For 2023, represents equity method impairments of $13 million and recognition of deferred currency translation adjustment losses of $4 million. These amounts are included in *Equity investment income (loss)* and *Other (expense) income* within our consolidated statements of comprehensive income (loss), respectively. Additionally, 2023, includes a $4 million recovery of losses from one of our equity method investees recognized during the second quarter of 2023. For 2021, amount represents equity investment asset impairment, primarily for our investments in TUI Cruises GmbH as a result of the impact of COVID-19. These amount is included in *Equity investment income (loss)* within our consolidated statements of comprehensive income (loss).

(7)     Represents the 2022 loss contingency recorded in connection with the ongoing Havana Docks litigation inclusive of post-judgment interest and related legal fees and costs. This  amount is included in *Other (expense) income* within our consolidated statements of comprehensive income (loss).

(8)     Represents the amortization of non-cash debt discount on our convertible notes. For further information regarding the adoption of ASU 2020-06 as of January 1, 2022, which impacts the accounting of the non-cash debt discount on convertible notes, refer to Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data*.

(9)     Represents estimated cash refunds expected to be paid to Pullmantur guests and other expenses incurred as part of the Pullmantur S.A. reorganization.

(10)    Amounts include net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas.

(11)    Represents the net gain recognized in 2021 in relation to the sale of the Azamara brand.

(12)    Represents the net loss related to the elimination of the Silversea Cruises reporting lag.

(13)    For 2023, diluted EPS and adjusted EPS includes the add-back of dilutive interest expense related to our convertible notes of  $88 million.

| | Year Ended December 31, | |
| --- | --- | --- |
| | | 2019 |
| **Net Income attributable to Royal Caribbean Cruises Ltd.** | $ | 1,879 |
| Oasis of the Seas incident, Grand Bahama's drydock write-off and other incidental expenses (1) | | 35 |
| Loss on extinguishment of debt | | 6 |
| Change in the fair value of contingent consideration and amortization of Silversea Cruises intangible assets related to Silversea Cruises acquisition (2) | | 31 |
| Restructuring charges and other initiatives expense (3) | | 14 |
| Transaction and integration costs related to the Silversea Cruises acquisition (2) | | 2 |
| Noncontrolling interest adjustment (4) | | 36 |
| **Adjusted Net Income attributable to Royal Caribbean Cruises Ltd.** | $ | 2,003 |
| | | |
| Basic: | | |
| Earnings per Share | $ | 8.97 |
| Adjusted Earnings per Share | $ | 9.56 |
| | | |
| Diluted: | | |
| Earnings per Share | $ | 8.95 |
| Adjusted Earnings per Share | $ | 9.54 |
| | | |
| Weighted-Average Shares Outstanding: | | |
| Basic | | 209 |
| Diluted | | 210 |

(1)     Amount includes incidental costs, net of insurance recoveries of $14 million related to the collapse of the drydock structure at the Grand Bahama Shipyard involving *Oasis of the Seas*, which were reported primarily within *Other operating expenses* in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019; and $21 million regarding the Grand Bahama incident involving one of its drydocks, included in our equity investment income within our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019.

(2)     Represents the change in the fair value of the contingent consideration and the amortization of the Silversea Cruises intangible assets resulting from the 2018 Silversea Cruises acquisition.

(3)     Represents restructuring charges incurred in relation to the reorganization of our international sales and marketing structure and other initiatives expenses.

(4)     Adjustment made to exclude the impact of the contractual accretion requirements associated with the put option held by Silversea Cruises Group Ltd.'s noncontrolling interest.

The following table presents operating results as a percentage of total revenues for the last three years:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Passenger ticket revenues | 68.8 % | 65.5 % | 61.4 % |
| Onboard and other revenues | 31.2 % | 34.5 % | 38.6 % |
| Total revenues | 100.0 % | 100.0 % | 100.0 % |
| Cruise operating expenses: | | | |
| Commissions, transportation and other | 14.4 % | 15.4 % | 13.6 % |
| Onboard and other | 5.8 % | 6.8 % | 7.6 % |
| Payroll and related | 8.6 % | 14.6 % | 54.7 % |
| Food | 5.9 % | 7.4 % | 10.7 % |
| Fuel | 8.3 % | 12.1 % | 25.1 % |
| Other operating | 12.9 % | 18.6 % | 67.0 % |
| Total cruise operating expenses | 55.9 % | 74.8 % | 178.8 % |
| Marketing, selling and administrative expenses | 12.9 % | 17.9 % | 89.4 % |
| Depreciation and amortization expenses | 10.5 % | 15.9 % | 84.4 % |
| **Operating Income (Loss)** | 20.7 % | (8.7)% | (252.6)% |
| Other income (expense): | | | |
| Interest income | 0.3 % | 0.4 % | 1.1 % |
| Interest expense, net of interest capitalized | (10.1)% | (15.4)% | (84.3)% |
| Equity investment income (loss) | 1.4 % | 0.6 % | (8.8)% |
| Other (expense) income | (0.1)% | (1.3)% | 1.3 % |
| | (8.4)% | (15.7)% | (90.7)% |
| **Net Income (Loss)** | 12.3 % | (24.4)% | (343.3)% |
| **Less: Net Income attributable to noncontrolling interest** | 0.1 % | — % | — % |
| **Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.** | 12.2 % | (24.4)% | (343.3)% |

Selected statistical information is shown in the following table:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021(1)(2)** |
| Passengers Carried | 7,646,203 | 5,536,335 | 1,030,403 |
| Passenger Cruise Days | 49,549,127 | 35,051,935 | 5,802,582 |
| APCD | 46,916,259 | 41,197,650 | 11,767,441 |
| Occupancy | 105.6 % | 85.1 % | 49.3 % |

---

(1) Due to the elimination of the Silversea Cruises three-month reporting lag in October of 2021, we include Silversea Cruises' metrics from October 1, 2020 through June 30, 2021 and October 1 through December 31, 2021 in the year ended December 31, 2021. The year ended December 31, 2021 does not include July, August, and September 2021 statistics as Silversea Cruises' results of operations for those months are included within *Other (expense) income* in our consolidated statements of comprehensive loss for the year ended December 31, 2021. Refer to *Note 1. General* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for more information on the three-month reporting lag.

(2) For the year ended December, 31, 2021, we include Azamara Cruises' metrics through March 19, 2021, the effective sale date of the brand. Refer to *Note 1. General* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for more information on the sale of the Azamara Cruises brand.

EBITDA and Adjusted EBITDA were calculated as follows (in millions):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.** | $ 1,697 | $ (2,156) | $ (5,260) |
| Interest income | (36) | (36) | (17) |
| Interest expense, net of interest capitalized | 1,402 | 1,364 | 1,292 |
| Depreciation and amortization expenses | 1,455 | 1,407 | 1,293 |
| Income tax expense (benefit) (1) | 6 | 4 | (47) |
| **EBITDA** | 4,524 | 583 | (2,739) |
| | | | |
| Other expense (2) | 2 | 115 | 27 |
| Gain on sale of controlling interest (3) | (3) | — | — |
| Impairment and credit losses (4) | 8 | 1 | 82 |
| Restructuring charges and other initiatives expense | 5 | 12 | 2 |
| Equity investment impairment and recovery of losses (5) | 8 | — | 31 |
| Pullmantur reorganization settlement (6) | — | — | 5 |
| Oasis of the Seas incident (7) | — | — | (7) |
| Net gain related to the sale of Azamara brand | — | — | (3) |
| **Adjusted EBITDA** | $ 4,544 | $ 711 | $ (2,602) |

(1) These amounts are included in *Other (expense) income* within our consolidated statements of comprehensive income (loss).

(2) Represents net non-operating expense. For 2022, primarily represents our loss contingency recorded in connection with the ongoing Havana Docks litigation inclusive of related legal fees and costs. For 2021 primarily relates to changes in the fair value of fuel swaps for which cash flow hedge accounting was discontinued. The amount excludes *income tax expense (benefit),* included in the EBITDA calculation above.

(3) Represents gain on sale of controlling interest in cruise terminal facilities in Italy. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss).

(4) Represents asset impairments and credit loss recoveries for notes receivables for which credit losses were previously recorded. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss). Additionally, for 2023 includes an $11 million impairment related to ceasing the use of certain real estate assets in our shoreside operations. This amount is included in *Marketing, selling and administrative expenses* within our consolidated statements of comprehensive income (loss). For 2022 and 2021, amounts represents asset impairment and credit losses as a result of the impact of COVID-19, net of the recovery of credit losses previously recognized.

(5) For 2023, represents equity method impairments of $13 million recognized during the third quarter of 2023, and a $4 million recovery of losses from one of our equity method investees recognized during the second quarter of 2023. For 2021, amount represents equity investment asset impairment, primarily for our investments in TUI Cruises GmbH, as a result of the impact of COVID-19. These amounts are included in *Equity investment income (loss)* within our consolidated statements of comprehensive income (loss).

(6) Represents estimated cash refunds expected to be paid to Pullmantur guests and other expenses incurred as part of the Pullmantur S.A. reorganization..

(7) Represents net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving *Oasis of the Seas.*

Gross Margin Yields and Net Yields were calculated by dividing Gross Margin and Adjusted Gross Margin by APCD as follows (in millions, except APCD and Yields):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Total revenues | $ | 13,900 | $ | 8,840 | $ | 1,532 |
| Less: | | | | | | |
| Cruise operating expenses | | 7,775 | | 6,616 | | 2,739 |
| Depreciation and amortization expenses | | 1,455 | | 1,407 | | 1,293 |
| Gross Margin | | 4,670 | | 817 | | (2,500) |
| Add: | | | | | | |
| Payroll and related | | 1,197 | | 1,288 | | 838 |
| Food | | 819 | | 653 | | 164 |
| Fuel | | 1,150 | | 1,073 | | 385 |
| Other operating | | 1,799 | | 1,648 | | 1,027 |
| Depreciation and amortization expenses | | 1,455 | | 1,407 | | 1,293 |
| Adjusted Gross Margin | $ | 11,090 | $ | 6,886 | $ | 1,207 |
| | | | | | | |
| APCD | | 46,916,259 | | 41,197,650 | | 11,767,441 |
| Gross Margin Yields | $ | 99.54 | $ | 19.83 | $ | (212.45) |
| Net Yields | $ | 236.38 | $ | 167.15 | $ | 102.57 |

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2023 On a Constant Currency Basis | | 2019 |
| Total revenues | $ | 13,900 | $ | — | $ | 10,951 |
| Less: | | | | | | |
| Cruise operating expenses | | 7,775 | | — | | 6,063 |
| Depreciation and amortization expenses | | 1,455 | | — | | 1,246 |
| Gross Margin | | 4,670 | | 4,699 | | 3,642 |
| Add: | | | | | | |
| Payroll and related | | 1,197 | | — | | 1,079 |
| Food | | 819 | | — | | 584 |
| Fuel | | 1,150 | | — | | 698 |
| Other operating | | 1,799 | | — | | 1,406 |
| Depreciation and amortization expenses | | 1,455 | | — | | 1,246 |
| Adjusted Gross Margin | $ | 11,090 | $ | 11,123 | $ | 8,655 |
| | | | | | | |
| APCD | | 46,916,259 | | 46,916,259 | | 41,432,451 |
| Gross Margin Yields | $ | 99.54 | $ | 100.16 | $ | 87.90 |
| Net Yields | $ | 236.38 | $ | 237.08 | $ | 208.89 |

Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs excluding Fuel were calculated as follows (in millions, except APCD and costs per APCD):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Total cruise operating expenses | $ 7,775 | $ 6,616 | $ 2,739 |
| Marketing, selling and administrative expenses | 1,792 | 1,583 | 1,370 |
| Gross Cruise Costs | 9,567 | 8,199 | 4,109 |
| Less: | | | |
| Commissions, transportation and other | 2,001 | 1,357 | 208 |
| Onboard and other | 809 | 597 | 117 |
| Net Cruise Costs including other costs | 6,757 | 6,245 | 3,784 |
| Less: | | | |
| Gain on sale of controlling interests (1) | (3) | — | — |
| Impairment and credit losses (2) | 8 | 1 | 82 |
| Restructuring charges and other initiatives expense (3) | 5 | 12 | 2 |
| Net Cruise Costs | 6,747 | 6,232 | 3,700 |
| Less: | | | |
| Fuel | 1,150 | 1,073 | 385 |
| Net Cruise Costs excluding Fuel | $ 5,597 | $ 5,159 | $ 3,315 |
| | | | |
| APCD | 46,916,259 | 41,197,650 | 11,767,441 |
| Gross Cruise Costs per APCD | $ 203.92 | $ 199.02 | $ 349.18 |
| Net Cruise Costs per APCD | $ 143.81 | $ 151.27 | $ 314.43 |
| Net Cruise Costs excluding Fuel per APCD | $ 119.30 | $ 125.23 | $ 281.71 |

(1) Represents gain on sale of controlling interest in cruise terminal facilities in Italy. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss).

(2) Represents asset impairments and credit loss recoveries for notes receivables for which credit losses were previously recorded. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss). Additionally, for 2023 includes an $11 million impairment related to ceasing the use of certain real estate assets in our shoreside operations. This amount is included in *Marketing, selling and administrative expenses* within our consolidated statements of comprehensive income (loss). For 2022 and 2021, amounts represents asset impairment and credit losses as a result of the impact of COVID-19, net of the recovery of credit losses previously recognized.

(3) These amounts are included in *Marketing, selling and administrative expenses* within our consolidated statements of comprehensive income (loss).

Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs excluding Fuel were calculated as follows (in millions, except APCD and costs per APCD):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2023 On a Constant Currency Basis** | **2019** |
| Total cruise operating expenses | $ 7,775 | $ — | $ 6,063 |
| Marketing, selling and administrative expenses | 1,792 | — | 1,559 |
| Gross Cruise Costs | 9,567 | 9,602 | 7,622 |
| Less: | | | |
| Commissions, transportation and other | 2,001 | — | 1,656 |
| Onboard and other | 809 | — | 640 |
| Net Cruise Costs including other costs | 6,757 | | 5,326 |
| Less: | | | |
| Gain on sale of controlling interests (1) | (3) | — | — |
| Impairment and credit losses (2) | 8 | — | — |
| Restructuring charges and other initiatives expense (3) | 5 | — | 14 |
| Integration costs related to Silversea Cruises acquisition (3) | — | — | 1 |
| Transaction costs related to Silversea Cruises acquisition (3) | — | — | 1 |
| Incidental costs related to the Oasis of the Seas incident included within other operating expenses | — | — | 15 |
| Net Cruise Costs | 6,747 | 6,769 | 5,295 |
| Less: | | | |
| Fuel | 1,150 | — | 698 |
| Net Cruise Costs excluding Fuel | $ 5,597 | $ 5,619 | $ 4,597 |
| | | | |
| APCD | 46,916,259 | 46,916,259 | 41,432,451 |
| Gross Cruise Costs per APCD | $ 203.92 | $ 204.66 | $ 183.96 |
| Net Cruise Costs per APCD | $ 143.81 | $ 144.28 | $ 127.80 |
| Net Cruise Costs excluding Fuel per APCD | $ 119.30 | $ 119.77 | $ 110.95 |

(1) Represents gain on sale of controlling interest in cruise terminal facilities in Italy. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss).

(2) Represents asset impairments and credit loss recoveries for notes receivables for which credit losses were previously recorded. These amounts are included in *Other operating* within our consolidated statements of comprehensive income (loss). Additionally, for 2023 includes an $11 million impairment related to ceasing the use of certain real estate assets in our shoreside operations. This amount is included in *Marketing, selling and administrative expenses* within our consolidated statements of comprehensive income (loss).

(3) These amounts are included in *Marketing, selling and administrative expenses* within our consolidated statements of comprehensive income (loss).

***Year Ended December 31, 2023 Compared to Year Ended December 31, 2022***

*In this section, references to 2023 refer to the year ended December 31, 2023 and references to 2022 refer to the year ended December 31, 2022.*

*Revenues*

*Total revenues* increased $5.1 billion, or 57.2%, to $13.9 billion in 2023 from $8.8 billion in 2022.

*Passenger ticket revenues* comprised 68.8% of our 2023 total revenues. *Passenger ticket revenues* increased by $3.8 billion, or 65.2% to $9.6 billion in 2023 from $5.8 billion in 2022. The increase was primarily driven by a 20.5% higher occupancy, 13.9% increase in capacity, and higher ticket prices in 2023, compared to the same period in 2022.

The remaining 31.2% of total revenues was comprised of *Onboard and other revenues*, which increased $1.3 billion, or 42.2% to $4.3 billion in 2023 from $3.0 billion in 2022. The increase was primarily due the increased occupancy and capacity noted above in 2023 compared to the same period in 2022.

The increase in revenues reflect our full operations in 2023 at higher occupancy, capacity, and prices, compared to a partial return to operations during the first half of 2022, full operations in the second half of 2022 at lower occupancy and capacity rates. Occupancy in 2023 was 105.6% compared to 85.1% in 2022.

*Onboard and other revenues* included concession revenues of $472 million in 2023 and $332 million in 2022.

*Cruise Operating Expenses*

Total *Cruise operating expenses* increased by $1.2 billion, or 17.5%, to $7.8 billion in 2023 from $6.6 billion in 2022. The increase was primarily due to:

- a $644 million increase in *Commissions, transportation and other* expenses; and

- a $212 million increase in *Onboard and other* expenses;

- a $166 million increase in *Food Costs;*

- a $151 million increase in *Other operating* expenses; and

- a $77 million increase in *Fuel* expense.

The increase in operating expenses noted above reflects full operations in 2023, including additional capacity and higher occupancy compared to the same period in 2022, offset by a decrease of $91 million in *Payroll and related* due to additional costs incurred during our return to service in 2022, which did not recur in 2023.

*Marketing, Selling and Administrative Expenses*

*Marketing, selling and administrative expenses* increased $209 million, or 13.2% to $1.8 billion in 2023 from $1.6 billion in 2022, driven by an increase in payroll and benefits expense primarily driven by an increase in headcount and higher stock price year over year related to our performance share awards.

*Other Income (Expense)*

*Equity investment income (loss)* increased $143 million, or 250.9%, to $200 million in 2023 from $57 million in 2022. The increase in income was primarily due to an increase of income from TUI Cruises, one of our equity investments, in 2023 compared to 2022.

*Other expense* was $8 million in 2023 compared to other expense of $119 million in 2022. The $111 million improvement is mainly driven by the loss contingency of $130 million recorded in 2022 in connection with the ongoing Havana Docks litigation, which did not recur in 2023.

*Other Comprehensive Income (Loss)*

*Other comprehensive loss* in 2023 was $30 million compared to *Other comprehensive income* of $67 million in 2022. The decrease of $97 million was primarily due a *Loss on cash flow derivative hedges* in 2023 of 27 million compared to a *Gain on cash flow derivative hedges* of  $8 million in 2022, and a decrease of $43 million in change in defined benefit plans in 2023 compared to 2022.

***Future Application of Accounting Standards***

Refer to Note. 2 *Summary of Significant Accounting Policies* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information on *Recent Accounting Pronouncements*.

**Liquidity and Capital Resources**

*Sources and Uses of Cash*

*Net cash provided by operating activities* increased by $4.0 billion to cash provided of $4.5 billion for the year ended December 31, 2023, compared to cash provided of $0.5 billion for the same period in 2022. The increase was primarily attributable to higher occupancy and bookings in 2023 compared to the same period in 2022.

*Net cash used in investing activities* increased by $0.9 billion to cash used of $3.9 billion for the year ended December 31, 2023, compared to cash used of $3.0 billion for the same period in 2022. The increase was primarily attributable to a increase in capital expenditures of $1.2 billion during 2023, compared to the same period in 2022 due to the increased cost associated with taking delivery of *Silver Nova, Celebrity Ascent and Icon of the Seas* in 2023, compared to the delivery of *Wonder of the Seas, Celebrity Beyond,* and *Silver Endeavour* during the same period in 2022. The increase was partially offset by a decrease in cash paid on settlement of derivative financial instruments of $270 million during 2022 compared to 2023.

*Net cash (used in) provided by financing activities* was $(2) billion for the year ended December 31, 2023, compared to cash provided of $1.7 billion for the same period in 2022. The change of $3.7 billion was primarily attributable to decrease of debt proceeds of $2.1 billion in 2023 compared to the same period in 2022, and an increase in repayment of debt of $1.8 billion in 2023 compared to the same period in 2022. The change was partially offset by proceeds received of $209 million for the sale of noncontrolling interest of PortMiami during 2023.

***Future Capital Commitments***

***Capital Expenditures***

Our future capital commitments consist primarily of new ship orders. As of December 31, 2023, we have one Oasis-class ship, and two ships of a new generation, known as our Icon-class, on order for our Royal Caribbean International brand with an aggregate capacity of approximately 16,900 berths. As of December 31, 2023, we have one Edge-class ship on order for our Celebrity Cruises brand, with a capacity of approximately 3,250 berths. Additionally, as of December 31, 2023, we have one Evolution-class ship on order for our Silversea Cruises brand with an aggregate capacity of approximately 730 berths. Refer to Item 1. *Business-Operations* for further information on our ships on order. We have committed financing arrangements in place covering 80% of the cost of the ship for the five ships on order for our Global Brands, all of which include sovereign financing guarantees. During the year ended December 31, 2023 we received commitments for the unsecured financing of the fifth Edge-class ship, estimated for delivery in 2025.

As of December 31, 2023, the aggregate cost of our ships on order, excluding any ships on order by our Partner Brands, was approximately $7.9 billion, of which we had deposited $698 million. Approximately 43.5% of the aggregate cost was exposed to fluctuations in the Euro exchange rate at December 31, 2023. Refer to Note 16. *Fair Value Measurements and Derivative Instruments* and Note 17. *Commitments and Contingencies* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data*.

As of December 31, 2023, we anticipate overall full year capital expenditures, based on our existing ships on order, will be approximately $3.3 billion for 2024. This amount does not include any ships on order by our Partner Brands.

## *Material Cash Requirements*

As of December 31, 2023, our material cash requirements were as follows (in millions):

| | Payments due by period | | | | | | |
|---|---|---|---|---|---|---|---|
| | **2024** | **2025** | **2026** | **2027** | **2028** | **Thereafter** | **Total** |
| Operating Activities: | | | | | | | |
| Interest on debt[1] | $ 1,222 | $ 1,141 | $ 1,004 | $ 834 | $ 512 | $ 1,104 | $ 5,817 |
| Other[2] | 157 | 149 | 173 | 141 | 116 | 925 | 1,661 |
| Investing Activities: | | | | | | | |
| Ship purchase obligations[3] | 1,967 | 2,211 | 1,303 | — | — | — | 5,481 |
| Total | $ 3,346 | $ 3,501 | $ 2,480 | $ 975 | $ 628 | $ 2,029 | $ 12,959 |

(1)  Long-term debt obligations mature at various dates through fiscal year 2037 and bear interest at fixed and variable rates. Interest on variable-rate debt is calculated based on forecasted debt balances, including the impact of interest rate swap agreements, using the applicable rate at December 31, 2023. Debt denominated in other currencies is calculated based on the applicable exchange rate at December 31, 2023.

(2)  Amounts primarily represent future commitments with remaining terms in excess of one year to pay for our usage of certain port facilities, marine consumables, services and maintenance contracts.

(3)  Amounts are based on contractual installment and delivery dates for our ships on order. Included in these figures are $4.5 billion in final contractual installments, which have committed financing covering 80% of the cost of the ships on order for our Global Brands, all of which include sovereign financing guarantees. Amounts do not include potential obligations which remain subject to cancellation at our sole discretion or any agreements entered for ships on order that remain contingent upon completion of conditions precedent.

Refer to Note 8. *Debt* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for maturities related to debt.

Refer to Note 9. *Leases* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for maturities related to lease liabilities.

Refer to *Funding Needs and Sources* below for discussion on the planned funding of the above material contractual obligations.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships or the purchase of existing ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

## *Off-Balance Sheet Arrangements*.

Refer to Note 3. *Revenue* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for credit card processor agreements for export credit agency guarantees.

Refer to Note 7. *Investments and Other Assets* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for ownership restrictions related to TUI Cruises.

Refer to Note 17. *Commitments and Contingencies* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for other agreements.

As of December 31, 2023, other than the items described above, we are not party to any other off-balance sheet arrangements, including guarantee contracts, retained or contingent interest, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial position.

***Funding Needs and Sources***

We have significant contractual obligations of which our debt service obligations and the capital expenditures associated with our ship purchases represent our largest funding needs. As of December 31, 2023, we had approximately $6.0 billion of committed financing for our ships on order. As of December 31, 2023, our obligations due through December 31, 2024 primarily consisted of $1.7 billion related to debt maturities, $1.2 billion related to interest on debt and $2.0 billion related to progress payments on our ship orders and, based on expected delivery date, the final installments payable due upon the delivery of *Utopia of the Seas,* and *Silver Ray*. We have historically relied on a combination of cash flows provided by operations, draw-downs under our available credit facilities, the incurrence of additional debt and/or the refinancing of our existing debt and the issuance of additional shares of equity securities to fund our obligations.

As of December 31, 2023, we had liquidity of $3.1 billion, including cash and cash equivalents of $0.5 billion, and $2.6 billion of undrawn revolving credit facility capacity. We have agreed with certain of our lenders not to pay dividends or engage in stock repurchases unless we repay the remaining principal payments that were deferred under our export credit facilities in 2020 and 2021. Refer to Note 8. *Debt and* Note 10. *Shareholders' Equity* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data* for further information.

If any person acquires ownership of more than 50% of our common stock or, subject to certain exceptions, during any 24-month period, a majority of our board of directors is no longer comprised of individuals who were members of our board of directors on the first day of such period, we may be obligated to prepay indebtedness outstanding under our credit facilities, which we may be unable to replace on similar terms. Our public debt securities also contain change of control provisions that would be triggered by a third-party acquisition of greater than 50% of our common stock coupled with a ratings downgrade. If this were to occur, it would have an adverse impact on our liquidity and operations.

Based on our assumptions and estimates and our financial condition, we believe that we have sufficient financial resources to fund our obligations for at least the next twelve months from the issuance of these financial statements. However, there is no assurance that our assumptions and estimates are accurate as there is inherent uncertainty in our ability to predict future liquidity requirements.

***Debt Covenants***

Our export credit facilities and our non-export credit facilities, and certain of our credit card processing agreements contain covenants that require us, among other things, to maintain a fixed charge coverage ratio, limit our net debt-to-capital ratio, and maintain a minimum liquidity, and under certain facilities, to maintain a minimum level of shareholders' equity. Our minimum stockholders' equity and maximum net debt-to-capital calculations exclude the impact of *Accumulated other comprehensive loss* on *Total shareholders' equity*. As of December 31, 2023, we were in compliance with our financial covenants and we estimate that we will be in compliance for at least the next twelve months.

***Dividends***

The declaration of dividends shall at all times be subject to the final determination of our board of directors that a dividend is prudent at that time in consideration of the needs of the business. In the event we declare a dividend or engage in share repurchases, we will need to repay the amounts deferred under our export credit facilities. Accordingly, we have not declared a dividend since the first quarter of 2020.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

**Financial Instruments and Other**

*General*

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We try to mitigate these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impact of these hedging instruments is primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. Although certain of our derivative financial instruments do not qualify or are not accounted for under hedge accounting, our objective is not to hold or issue derivative financial instruments for trading or other speculative purposes. Refer to Note 16. *Fair Value Measurements and Derivative Instruments* to our consolidated financial statements under Item 8. *Financial Statements and Supplementary Data.*

*Interest Rate Risk*

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations including future interest payments. At December 31, 2023, approximately 83% of our long-term debt was effectively fixed as compared to 75.0% as of December 31, 2022. We use interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense.

The estimated fair value of our long-term fixed-rate debt at December 31, 2023 was $15.9 billion, using quoted market prices, where available, or using the present value of expected future cash flows which incorporates risk profile. A hypothetical one percentage point decrease in interest rates at December 31, 2023 would increase the fair value of our hedged and unhedged long-term fixed-rate debt by approximately $2.1 billion.

Market risk associated with our long-term floating-rate debt is the potential increase in interest expense from an increase in interest rates. We use interest rate swap agreements that effectively convert a portion of our floating-rate debt to a fixed-rate basis to manage this risk. A hypothetical one percentage point increase in interest rates would increase our forecasted 2024 interest expense by approximately $25.5 million, assuming no change in foreign currency exchange rates.

At December 31, 2023, we maintained interest rate swap agreements on the following floating-rate debt instruments:

| Debt Instrument | Swap Notional as of December 31, 2023 (In millions) | Maturity | Debt Floating Rate (3) | | All-in Fixed Rate |
|---|---|---|---|---|---|
| *Celebrity Reflection* term loan | $ 55 | October 2024 | Term SOFR | 0.40% | 2.88% |
| *Quantum of the Seas* term loan | 184 | October 2026 | Term SOFR | 1.30% | 3.78% |
| *Anthem of the Seas* term loan | 211 | April 2027 | Term SOFR | 1.30% | 3.9% |
| *Ovation of the Seas* term loan | 311 | April 2028 | Term SOFR | 1.00% | 3.2% |
| *Harmony of the Seas* term loan [1] | 287 | May 2028 | EURIBOR plus | 1.15% | 2.26% |
| *Odyssey of the Seas* term loan[2] | 345 | October 2032 | Term SOFR | 0.96% | 3.28% |
| *Odyssey of the Seas* term loan [2] | 173 | October 2032 | Term SOFR | 0.96% | 2.91% |
| | $ 1,566 | | | | |

---

(1)    Interest rate swap agreements hedging the Euro-denominated term loan for *Harmony of the Seas* include EURIBOR zero-floors matching the hedged debt EURIBOR zero-floor. Amount presented is based on the exchange rate as of December 31, 2023.

(2)    Interest rate swap agreements hedging the term loan of *Odyssey of the Seas* include Term SOFR zero-floors, Term SOFR with no floors, and Overnight SOFR.

(3)    During the year ended December 31, 2023, we completed our transition from LIBOR to Term SOFR rates for substantially all of our Interest rate swap agreements.

These interest rate swap agreements are accounted for as cash flow hedges.

The fair value of our floating to fixed interest rate swap agreements was estimated to be an asset of $87 million as of December 31, 2023 based on the present value of expected future cash flows. These interest rate swap agreements are accounted for as cash flow hedges.

*Foreign Currency Exchange Rate Risk*

Our primary exposure to foreign currency exchange rate risk relates to our ship construction contracts denominated in Euros, our foreign currency denominated debt and our international business operations. On a regular basis, we enter into foreign currency forward contracts and, from time to time, we utilize cross-currency swap agreements and collar options to manage portions of the exposure to movements in foreign currency exchange rates.

The estimated fair value, as of December 31, 2023, of our Euro-denominated forward contracts associated with our ship construction contracts was an asset of $51 million, based on the present value of expected future cash flows. As of December 31, 2023, the aggregate cost of our ships on order, not including ships on order by our Partner Brands, was approximately $7.9 billion, of which we had deposited $698 million as of such date. Approximately 43.5% and 52.3% of the aggregate cost of the ships under construction was exposed to fluctuations in the Euro exchange rate at December 31, 2023 and 2022, respectively. A hypothetical 10% strengthening of the Euro as of December 31, 2023, assuming no changes in comparative interest rates, would result in a $346 million increase in the United States dollar cost of the foreign currency denominated ship construction contracts exposed to fluctuations in the Euro exchange rate. Our foreign currency forward contract agreements are accounted for as cash flow or net investment hedges depending on the designation of the related hedge.

Our international business operations subject us to foreign currency exchange risk. We transact business in many different foreign currencies and maintain investments in foreign operations which may expose us to financial market risk resulting from fluctuations in foreign currency exchange rates. Movements in foreign currency exchange rates may affect the value of our earnings in foreign currencies and cash flows. We manage most of this exposure on a consolidated basis, which allows us to take advantage of any natural offsets. Therefore, weakness in one particular currency might be offset by strengths in other currencies over time. The extent to which one currency is effective as a natural offset of another currency fluctuates over time. In addition, some foreign currency exposures have little to no mitigating natural offsets available.

We consider our investments in our foreign operations to be denominated in relatively stable currencies and of a long-term nature. We address the exposure of our investments in foreign operations by denominating a portion of our debt in our subsidiaries' and investments' functional currencies and designating it as a hedge of these subsidiaries and investments. We had designated debt as a hedge of our net investments primarily in TUI Cruises of approximately €648 million, or approximately $716 million, through December 31, 2023. As of December 31, 2022, we had designated debt as a hedge of our net investments primarily in TUI Cruises of approximately €433.0 million, or approximately $462 million.

We have included net gains of approximately $41 million and $64 million of foreign-currency transaction remeasurement and changes in the fair value of derivatives in the foreign currency translation adjustment component of *Accumulated other comprehensive loss* at December 31, 2023 and 2022, respectively.

On a regular basis, we enter into foreign currency forward contracts and, from time to time, we utilize cross-currency swap agreements and collar options to minimize the volatility resulting from the remeasurement of net monetary assets and liabilities denominated in a currency other than our functional currency or the functional currencies of our foreign subsidiaries. During 2023, we maintained an average of approximately $1.3 billion of these foreign currency forward contracts. These instruments are not designated as hedging instruments. For the years ended December 31, 2023, 2022 and 2021 changes in the fair value of the foreign currency forward contracts resulted in gain (losses) of approximately $19 million, $(102) million and $(31) million, respectively, which offset gains (losses) arising from the remeasurement of monetary assets and liabilities denominated in foreign currencies in those same years of $(43) million, $93 million and $24 million, respectively. These changes were recognized in earnings within *Other (expense) income* in our consolidated statements of comprehensive income (loss).

*Fuel Price Risk*

Our exposure to market risk for changes in fuel prices relates primarily to the consumption of fuel on our ships. Fuel cost, net of the financial impact of fuel swap agreements, as a percentage of our total revenues, was approximately 8.3% in 2023, 12.1% in 2022 and 25.1% in 2021. We use fuel swap agreements to mitigate the financial impact of fluctuations in fuel prices.

As of December 31, 2023, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $899 million, maturing through 2026. These fuel swap agreements are generally accounted for as cash flow hedges. The fuel swap agreements designated as hedges of projected fuel purchases represented 61% of our projected 2024 fuel requirements. The estimated fair value of our fuel swap agreements at December 31, 2023 was estimated to be a liability of $48 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price from that experienced during the year ended December 31, 2023 would increase our forecasted 2024 fuel cost by approximately $58 million, net of the impact of fuel swap agreements.

**Item 8. Financial Statements and Supplementary Data**

Our Consolidated Financial Statements are included beginning on page F-1 of this report.

**Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined in Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that those controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission's (the "SEC").

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, with the participation of our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in its report, which is included herein on page F-2.

**Changes in Internal Control Over Financial Reporting**

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations on Effectiveness of Controls**

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

**Item 9B. Other Information**

During the quarter ended December 31, 2023, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" (as such term is defined in Item 408 of Regulation S-K).

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**Items 10, 11, 12, 13 and 14. Directors, Executive Officers and Corporate Governance; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; Certain Relationships and Related Transactions, and Director Independence; and Principal Accountant Fees and Services**.

Except for information concerning executive officers (called for by Item 401(b) of Regulation S-K), which is included in Part I of this Annual Report on Form 10-K, the information required by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to certain sections of the Royal Caribbean Cruises Ltd. Definitive Proxy Statement relating to our 2024 Annual Meeting of Shareholders (the "Proxy Statement") to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year. Please refer to the following sections in the Proxy Statement for more information: "*Corporate Governance*"; "*Proposal 1—Election of Directors*"; "*Certain Relationships and Related Person Transactions*"; *"Delinquent Section 16(a) Reports"*; *"Executive Compensation"*; *"Security Ownership of Certain Beneficial Owners and Management"*; and "*Proposal 3—Ratification of Principal Independent Registered Public Accounting Firm."* Copies of the Proxy Statement will become available when filed through our Investor Relations website at www.rclcorporate.com (please see "Financial Reports" under "Financial Information"); by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132—telephone (305) 982-2625; or by visiting the SEC's website at www.sec.gov.

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our executive officers, and our directors. A copy of the Code of Business Conduct and Ethics is posted in the corporate governance section of our website at www.rclcorporate.com and is available in print, without charge, to shareholders upon written request to our Corporate Secretary at Royal Caribbean Cruises, Ltd., 1050 Caribbean Way, Miami, Florida 33132. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors will be promptly disclosed to investors by posting on our website at www.rclcorporate.com. None of the websites referenced in this Annual Report on Form 10-K or the information contained therein is incorporated herein by reference.

**Item 15. Exhibits and Financial Statement Schedules**

(a)(1) Financial Statements

Our Consolidated Financial Statements have been prepared in accordance with Item 8. *Financial Statements and Supplementary Data* and are included beginning on page F-1 of this report.

(1)  Financial Statement Schedules

None.

(1)  Exhibits

**Incorporated By Reference**

| Exhibit Number | | Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 3.1 | Restated Articles of Incorporation of the Company, as amended (composite) | S-3 | 3.1 | 3/23/2009 |
| 3.2 | Amended and Restated By-Laws of the Company, as amended | 8-K | 3.1 | 2/11/2022 |
| 4.1 | Agreement of Royal Caribbean Cruises Ltd. to furnish certain debt instruments to the Securities and Exchange Commission* | | | |
| 4.2 | Description of the Company's Securities * | | | |
| 10.1 | Amended and Restated Registration Rights Agreement dated as of July 30, 1997, by and among the Company, A. Wilhelmsen AS., Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. | 20-F | 2.20 | 12/31/1997 |
| 10.2 | Hull No. B34 Credit Agreement, dated as of January 30, 2015, as novated, amended and restated on the Actual Delivery Date pursuant to a novation agreement dated January 30, 2015 (as amended),between Royal Caribbean Cruises Ltd., Citibank N.A., London Branch, Citibank Europe plc, UK Branch, and the banks and financial institutions as lender parties thereto | 10-Q | 10.1 | 3/31/2018 |
| 10.3 | Hull No. S-700 Credit Agreement, dated as of November 13, 2015, by and among the Company, the Lenders from time to time party thereto and KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent and Initial Mandated Lead Arranger | 8-K | 10.1 | 11/19/2015 |
| 10.4 | Amendment No. 1 to Hull No. S-700 Credit Agreement, dated as of November 13, 2015, by and among the Company, the Lenders from time to time party thereto and KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent and Initial Mandated Lead Arranger | 10-Q | 10.7 | 6/30/2018 |
| 10.5 | Amendment No. 2 to Hull No. S-700 Credit Agreement, dated as of July 3, 2018, by and among the Company, the Lenders from time to time party thereto and KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent and Initial Mandated Lead Arranger | 10-Q | 10.8 | 6/30/2018 |
| 10.6 | Hull No. S-713 Credit Agreement, dated as of November 13, 2015, by and among the Company, the Lenders from time to time party thereto and KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent and Initial Mandated Lead Arranger | 8-K | 10.2 | 11/19/2015 |
| 10.7 | Amendment No. 1 to Hull No. S-713 Credit Agreement, dated as of September 7, 2016, by and among the Company, the Lenders from time to time party thereto and KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent and Initial Mandated Lead Arranger | 10-Q | 10.9 | 6/30/2018 |
| 10.8 | Amendment No. 2 to Hull No. S-713 Credit Agreement, dated as of July 3, 2018, by and among the Company, the Lenders from time to time party thereto and KfW IPEX-Bank GmbH, as Hermes Agent,Facility Agent and Initial Mandated Lead Arranger | 10-Q | 10.10 | 6/30/2018 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.9 | Novation Agreement, dated as of June 22, 2016, by and between Azairemia Finance Ltd., Royal Caribbean Cruises Ltd., Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch and the banks and financial institutions as lender parties thereto | 8-K | 10.2 | 6/28/2016 |
| 10.10 | First Supplemental Agreement, dated as of October 5, 2018, relating to Hull No. K34 and the Novation Agreement, dated as of June 22, 2016, by and between Azairemia Finance Ltd., Royal Caribbean Cruises Ltd., Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch, and the banks and financial institutions as lender parties thereto | 10-K | 10.20 | 12/31/2018 |
| 10.11 | Novation Agreement, dated as of July 24, 2017, between Hibisyeu Finance Ltd., Royal Caribbean Cruises Ltd., Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch and the banks and financial institutions as lender parties thereto | 8-K | 10.1 | 7/28/2017 |
| 10.12 | Novation Agreement, dated as of July 24, 2017, between Hoediscus Finance Ltd., Royal Caribbean Cruises Ltd., Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch and the banks and financial institutions as lender parties thereto | 8-K | 10.2 | 7/28/2017 |
| 10.13 | Novation Agreement, dated as of July 24, 2017, between Houatorris Finance Ltd., Royal Caribbean Cruises Ltd., Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch and the banks and financial institutions as lender parties thereto | 8-K | 10.3 | 7/28/2017 |
| 10.14 | Novation Agreement, dated as of December 13, 2019, between Palmeraie Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch HSBC France, Banco Santander S.A., Banco Bilbao Vizcaya Argentaria S.A., Paris Branch, BNP Paribas SA, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch, Société Générale, Unicredit Bank AG and the banks and financial institutions as lender parties thereto | 8-K | 10.1 | 12/18/2019 |
| 10.15 | Icon 1 Hull No. S-1400 Credit Agreement, dated as of October 11, 2017, between Royal Caribbean Cruises Ltd., as the Borrower, the Lenders from time to time party thereto, KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent, Documentation Agent and Initial Mandated Lead Arranger and BNP Paribas Fortis SA/NV as Finnvera Agent | 8-K | 10.1 | 10/17/2017 |
| 10.16 | Icon 2 Hull No. S-1401 Credit Agreement, dated as of October 11, 2017, between Royal Caribbean Cruises Ltd., as the Borrower, the Lenders from time to time party thereto, KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent, Documentation Agent and Initial Mandated Lead Arranger and BNP Paribas Fortis SA/NV as Finnvera Agent | 8-K | 10.2 | 10/17/2017 |
| 10.17 | Amendment No. 1 to Icon 1 Hull No. S-1400 Credit Agreement, dated as of July 3, 2018, between Royal Caribbean Cruises Ltd., as the Borrower, the Lenders from time to time party thereto, KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent, Documentation Agent and Initial Mandated Lead Arranger and BNP Paribas Fortis SA/NV as Finnvera Agent | 10-Q | 10.11 | 6/30/2018 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.18 | Amendment No. 1 to Icon 2 Hull No. S-1401 Credit Agreement, dated as of July 3, 2018, between Royal Caribbean Cruises Ltd., as the Borrower, the Lenders from time to time party thereto, KfW IPEX-Bank GmbH, as Hermes Agent, Facility Agent, Documentation Agent and Initial Mandated Lead Arranger and BNP Paribas Fortis SA/NV as Finnvera Agent | 10-Q | 10.12 | 6/30/2018 |
| 10.19 | Icon 3 Hull No. 1402 Credit Agreement, dated as of December 18, 2019, between Royal Caribbean Cruises Ltd., as the Borrower, KfW IPEX-Bank GmbH, as Facility Agent CIRR Agent, Documentation Agent, Hermes Agent, Initial Mandated Lead Arranger and Sole Bookrunner, and the Lenders and Residual Risk Guarantors from time to time party thereto | 8-K | 10.1 | 12/20/2019 |
| 10.20 | Term Loan Agreement, dated as of March 23, 2020, among Royal Caribbean Cruises Ltd., the various financial institutions as are or shall be party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the lender parties and as collateral agent for the secured parties | 8-K | 10.1 | 3/23/2020 |
| 10.21 | Third Amendment Agreement to a Credit Agreement, dated as of 13 November 2015 (as amended and restated from time to time) “Spectrum of the Seas” – ex Hull No. S-700, dated April 8, 2020, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, as Hermes agent, facility agent, initial mandated lead arrangers and the mandated lead arrangers | 8-K | 10.2 | 4/10/2020 |
| 10.22 | Second Supplemental Agreement to a Credit Agreement in respect of the financing of acquisition of m.v. Celebrity Apex (ex hull no. K34), dated as of April 29, 2020, between Royal Caribbean Cruises Ltd., Citibank N.A., London Bank, as global coordinator, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch as ECA agent, Citibank Europe PLC, UK Branch as facility agent, the mandated lead arrangers and the other lenders party thereto | 8-K | 10.2 | 5/4/2020 |
| 10.23 | Fourth Supplemental Agreement to a Credit Agreement in respect of the financing of acquisition of m.v. Symphony of the Seas (ex hull no. B34), dated as of April 29, 2020, between Royal Caribbean Cruises Ltd., Citibank N.A., London Branch as ECA agent, Citibank Europe PLC, UK Branch as facility agent, the mandated lead arrangers and the other lenders party thereto | 8-K | 10.3 | 5/4/2020 |
| 10.24 | First Supplemental Agreement relating to Hull No. L34 at Chantiers de l’Atlantique (previously known as STX France S.A.), dated as of March 12, 2020, by and among Houatorris Finance Limited, Chantiers de L’Atlantique, the Company, Citibank Europe PLC, UK Branch as facility agent, Citicorp Trustee Company Limited as security trustee, Citibank N.A., London branch, HSBC France, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch and the banks and financial institutions party thereto | 10-Q | 10.4 | 5/21/2020 |
| 10.25 | First Supplemental Agreement relating to Hull No. M34 at Chantiers de l’Atlantique (previously known as STX France S.A.), dated as of March 12, 2020, by and among Hoediscus Finance Limited, Chantiers de L’Atlantique as seller, the Company as buyer, Citibank Europe PLC, UK Branch as facility agent, Citicorp Trustee Company Limited as security trustee, Citibank N.A., London branch as global coordinator, HSBC France as French coordinating bank, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch as ECA agent and the banks and financial institutions listed thereto | 10-Q | 10.5 | 5/21/2020 |

| | | Incorporated By Reference | | |
|---|---|---|---|---|
| Exhibit Number | | Form | Exhibit | Filing Date/ Period End Date |
| 10.26 | First Supplemental Agreement relating to Hull No. C34 at Chantiers de l'Atlantique (previously known as STX France S.A.), dated as of March 12, 2020, by and among Hibisyeu Finance Limited as borrower, Chantiers de L'Atlantique as seller, the Company as buyer, Citibank Europe PLC, UK Branch as facility agent, Citicorp Trustee Company Limited as security trustee, Citibank N.A., London branch as global coordinator, HSBC France as French coordinating bank, Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch as ECA agent and the banks and financial institutions listed thereto | 10-Q | 10.6 | 5/21/2020 |
| 10.27 | Supplemental Agreement in relation to the extension of the waiver period for financial covenants in respect of the financing of the acquisition of Celebrity Apex (ex hull no. K34), dated July 28, 2020, among Royal Caribbean Cruises Ltd. and Citibank Europe plc, UK Branch | 8-K | 10.6 | 8/3/2020 |
| 10.28 | Supplemental Agreement in relation to the extension of the waiver period for financial covenants in respect of the financing of the acquisition of Symphony of the Seas (ex hull no. B34), dated July 28, 2020, among Royal Caribbean Cruises Ltd. and Citibank Europe plc, UK Branch | 8-K | 10.7 | 8/3/2020 |
| 10.29 | Third Amendment Agreement to a Credit Agreement dated as of 13 November 2015 (as amended and restated from time to time) in respect of "Odyssey of the Seas" – Hull S-713, dated 30 April 2020, between the Company, the lenders party thereto, KfW IPEX-Bank GmbH, as Hermes agent, facility agent, initial mandated lead arrangers and the mandated lead arrangers. | 10-Q | 10.15 | 8/10/2020 |
| 10.30 | Amendment Letter, dated May 11, 2020 in respect of the Icon 3 Hull No. 1402 credit agreement, dated 18 December 2019 between the Company, the lenders and residual risk guarantors party thereto, and KfW IPEX-Bank GmbH as facility agent, CIRR agent, documentation agent, Hermes agent, initial mandated lead arranger and sole bookrunner. | 10-Q | 10.16 | 8/10/2020 |
| 10.31 | Supplemental Agreement in relation to certain amendments in connection with the Silversea negative covenants and the exercise of the Buyer's Stretch Option in respect of Edge 3 (ex. hull no. L34), dated August 29, 2020, among the Company, Hoediscus Finance Limited, Citibank Europe Plc, UK Branch, Citibank N.A., London Branch, Citicorp Trustee Company Limited, HSBC France and Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch | 10-Q | 10.10 | 11/4/2020 |
| 10.32 | Supplemental Agreement in relation to certain amendments in connection with the Silversea negative covenants and the exercise of the Buyer's Stretch Option in respect of Edge 4 (ex. hull no. M34), dated August 29, 2020, by and among the Company, Hoediscus Finance Limited, Citibank Europe Plc, UK Branch, Citibank N.A., London Branch, Citicorp Trustee Company Limited, HSBC France and Sumitomo Mitsui Banking Corporation Europe Limited, Paris Branch | 10-Q | 10.11 | 11/4/2020 |
| 10.33 | Supplemental Agreement in relation to certain amendments in connection with Silversea Cruise Holding Ltd. in respect of Oasis 5 (ex. hull no. C34), dated August 29, 2020, among the Company, Hibisyeu Finance Limited, Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch and HSBC France | 10-Q | 10.12 | 11/4/2020 |
| 10.34 | Supplemental Agreement in relation to certain amendments in connection with Silversea Cruise Holding Ltd. in respect of Oasis 6 (ex. hull no. A35), dated August 29, 2020, among the Company, Palmeraie Finance Limited, Citibank Europe Plc, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch and HSBC France | 10-Q | 10.13 | 11/4/2020 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.35 | Fourth Supplemental Agreement relating to a credit agreement in respect of the financing of the acquisition of mv. Celebrity Apex (ex hull no. K34), dated as of October 30, 2020, between Royal Caribbean Cruises Limited, Citibank N.A., London Branch, SMBC Bank International PLC, Citibank Europe PLC, UK Branch, the mandated lead arrangers and the banks and financial institutions party thereto as lenders | 10-K | 10.69 | 12/31/2020 |
| 10.36 | Sixth Supplemental Agreement relating to a credit agreement in respect of the financing of the acquisition of m.v. Symphony of the Seas (ex hull no. B34), dated as of October 30, 2020, between Royal Caribbean Cruises Ltd., Citibank N.A., London Branch, Citibank Europe PLC, UK Branch, the mandated lead arrangers listed therein and the banks and financial institutions party thereto as lenders | 10-K | 10.72 | 12/31/2020 |
| 10.37 | Supplemental Agreement relating to a secured credit facility agreement for Hull No. L34 at Chantiers l'Atlantique S.A., dated November 13, 2020, between Hoediscus Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, SMBC Bank International PLC, the mandated lead arrangers and the banks and financial institutions party thereto | 10-K | 10.73 | 12/31/2020 |
| 10.38 | Supplemental Agreement relating to a secured credit facility for hull no. M34, dated November 13, 2020, between Houatorris Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, SMBC Bank International PLC, the mandated lead arrangers and the banks and financial institutions party thereto | 10-K | 10.74 | 12/31/2020 |
| 10.39 | Supplemental Agreement relating to Hull No. C34 at Chantiers de l'Atlantique, dated November 13, 2020, between Hibisyeu Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, SMBC Bank International PLC, the banks and financial institutions party thereto and the mandated lead arrangers | 10-K | 10.75 | 12/31/2020 |
| 10.40 | Supplemental Agreement relating to Hull No. A35 at Chantiers de l'Atlantique, dated November 13, 2020, between Palmeraie Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC France, the mandated lead arrangers and the banks and financial institutions party thereo | 10-K | 10.76 | 12/31/2020 |
| 10.41 | Amendment No. 4 in connection with the Credit Agreement in respect of "Odyssey of the Seas" – Hull S-713, dated December 21, 2020, between Royal Caribbean Cruises Ltd., KfW IPEX-Bank GmbH, the mandated lead arrangers and the banks and financial institutions party thereto | 10-K | 10.80 | 12/31/2020 |
| 10.42 | Amendment No. 4 in connection with the Credit Agreement in respect of "Spectrum of the Seas" – Hull S-700, dated December 21, 2020, between Royal Caribbean Cruises Ltd., KfW IPEX-Bank GmbH, the mandated lead arrangers and the banks and financial institutions party thereto | 10-K | 10.83 | 12/31/2020 |
| 10.43 | Amendment No. 2 in connection with the Credit Agreement in respect of Icon 1—Hull 1400, dated as of February 15, 2021, between the Company, the lenders party thereto, KfW IPEX-Bank GmbH, as Hermes agent and facility agent, BNP Paribas Fortis SA/NV as Finnvera agent, the banks and financial institutions listed therein as initial mandated lead arranger, other mandated lead arrangers or lead arrangers and the banks and financial institutions listed therein as lenders | 8-K | 10.4 | 2/18/2021 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.44 | Amendment No. 2 in connection with the Credit Agreement in respect of Icon 2—Hull 1401, dated as of February 15, 2021, between the Company, the lenders party thereto, KfW IPEX-Bank GmbH, as Hermes agent and facility agent, BNP Paribas Fortis SA/NV as Finnvera agent, the banks and financial institutions listed therein as initial mandated lead arranger, other mandated lead arrangers or lead arrangers and the banks and financial institutions listed therein as lenders | 8-K | 10.5 | 2/18/2021 |
| 10.45 | Amendment No. 1 in connection with the Credit Agreement in respect of Icon 3—Hull 1402, dated as of February 15, 2021, between the Company, the lenders party thereto, KfW IPEX-Bank GmbH, as Hermes agent, facility agent, initial mandated lead arranger and sole book runner and the banks and financial institutions listed therein as lenders and residual risk guarantors | 8-K | 10.6 | 2/18/2021 |
| 10.46 | Amendment No. 5 in connection with the Credit Agreement in respect of "ODYSSEY OF THE SEAS" – Hull S-713, dated as of February 18, 2021, between Royal Caribbean Cruises Ltd., KfW IPEX-GmbH as administrative agent and Hermes agent and the banks and financial institutions party thereto as lenders | 8-K | 10.5 | 2/23/2021 |
| 10.47 | Amendment No. 5 in connection with the Credit Agreement in respect of "SPECTRUM OF THE SEAS" – Hull S-700, dated as of February 17, 2021, between Royal Caribbean Cruises Ltd., KfW IPEX-GmbH as administrative agent and Hermes agent and the banks and financial institutions party thereto as lenders | 8-K | 10.7 | 2/23/2021 |
| 10.48 | Amendment Agreement in connection with the Credit Agreement in respect of "CELEBRITY APEX" (ex. Hull K34), dated as of February 18, 2021 between Royal Caribbean Cruises Ltd., Citibank N.A., London Branch as global coordinator, SMBC Bank International plc as ECA agent, Citibank Europe plc, UK Branch, as facility agent, the banks and financial institutions listed therein as the mandated lead arrangers and the banks and financial institutions listed as lenders party thereto | 8-K | 10.12 | 2/23/2021 |
| 10.49 | Amendment Agreement in connection with the Credit Agreement in respect of "SYMPHONY OF THE SEAS" (ex. Hull B34), dated as of February 17, 2021 between Royal Caribbean Cruises Ltd., Citibank N.A., London Branch as global coordinator, SMBC Bank International plc as ECA agent, Citibank Europe plc, UK Branch, as facility agent, the banks and financial institutions listed therein as the mandated lead arrangers and the banks and financial institutions listed as lenders party thereto | 8-K | 10.15 | 2/23/2021 |
| 10.50 | Amendment No. 6 in connection with the Credit Agreement in respect of "Odyssey of the Seas" – Hull S-713, dated as of March 10, 2021, between the Company, Kfw IPEX-Bank GmbH as facility agent and Hermes agent, the banks and financial institutions party thereto as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 8-K | 10.1 | 3/16/2021 |
| 10.51 | Amendment No. 3 in connection with the Credit Agreement in respect of "ICON 1" - Hull 1400, dated as of March 16, 2021, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent, BNP Paribas Fortis SA/NV as Finnvera agent, the banks and financial institutions party thereto as mandated lead arrangers and the banks and financial institutions listed therein as lenders | 8-K | 10.1 | 3/19/2021 |
| 10.52 | Amendment No. 3 in connection with the Credit Agreement in respect of "ICON 2" - Hull 1401, dated as of March 16, 2021, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent, BNP Paribas Fortis SA/NV as Finnvera agent, the banks and financial institutions party thereto as mandated lead arrangers and the banks and financial institutions listed therein as lenders | 8-K | 10.2 | 3/19/2021 |

| | | Incorporated By Reference | | |
|---|---|---|---|---|
| Exhibit Number | | Form | Exhibit | Filing Date/ Period End Date |
| 10.53 | Amendment No. 2 in connection with the Credit Agreement in respect of "ICON 3" - Hull 1402, dated as of March 18, 2021, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent, KfW IPEX-Bank GmbH as the mandated lead arranger, the banks and financial institutions party thereto as mandated lead arrangers and the banks and financial institutions listed therein as lenders | 8-K | 10.3 | 3/19/2021 |
| 10.54 | Third Supplemental Agreement relating to a secured credit facility agreement for Hull No. A35 at Chantiers l'Atlantique S.A., dated July 6, 2021, between Palmeraie Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC Continental Europe, SMBC Bank International PLC, the mandated lead arrangers and the banks and financial institutions party thereto. | 10-Q | 10.1 | 9/30/2021 |
| 10.55 | Fourth Supplemental Agreement relating to a secured credit facility agreement for Hull No. L34 at Chantiers l'Atlantique S.A., dated July 12, 2021, between Hoediscus Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC Continental Europe, SMBC Bank International PLC, the mandated lead arrangers and the banks and financial institutions party thereto | 10-Q | 10.2 | 9/30/2021 |
| 10.56 | Fourth Supplemental Agreement relating to a secured credit facility for Hull No. M34 at Chantiers l'Atlantique S.A., dated July 12, 2021, between Houatorris Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC Continental Europe, SMBC Bank International PLC, the mandated lead arrangers and the banks and financial institutions party thereto | 10-Q | 10.3 | 9/30/2021 |
| 10.57 | Fourth Supplemental Agreement relating to Hull No. C34 at Chantiers de l'Atlantique, dated July 12, 2021, between Hibisyeu Finance Limited, Royal Caribbean Cruises Ltd., Citibank Europe PLC, UK Branch, Citicorp Trustee Company Limited, Citibank N.A., London Branch, HSBC Continental Europe, SMBC Bank International PLC, the mandated lead arrangers and the banks and financial institutions party thereto | 10-Q | 10.4 | 9/30/2021 |
| 10.58 | Amendment No. 7 in connection with the Credit Agreement in respect of Odyssey of the Seas – Hull S-713, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, and the banks and financial institutions listed therein as mandated lead arrangers | 8-K | 10.1 | 12/28/2021 |
| 10.59 | Amendment No. 6 in connection with the Credit Agreement in respect of Spectrum of the Seas – Hull S-700, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, and the banks and financial institutions listed therein as mandated lead arrangers | 8-K | 10.5 | 12/28/2021 |
| 10.60 | Amendment No. 4 in connection with the Credit Agreement in respect of Icon 1 - Hull 1400, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, BNP Paribas Fortis SA/NV, and the banks and financial institutions listed therein as mandated lead arrangers | 8-K | 10.13 | 12/28/2021 |
| 10.61 | Amendment No. 4 in connection with the Credit Agreement in respect of Icon 2 - Hull 1401, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, BNP Paribas Fortis SA/NV, and the banks and financial institutions listed therein as mandated lead arrangers | 8-K | 10.14 | 12/28/2021 |

| Exhibit Number | | Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.62 | Amendment No. 3 in connection with the Credit Agreement in respect of Icon 3 - Hull 1402, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, and KfW IPEX-Bank GmbH | 8-K | 10.15 | 12/28/2021 |
| 10.63 | Amendment Agreement in connection with the Credit Agreement in respect of Symphony of the Seas - Hull B34, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, Citibank N.A. London Branch, Citibank Europe PLC, and the banks and financial institutions listed therein as mandated lead arrangers | 8-K | 10.17 | 12/28/2021 |
| 10.64 | Amendment Agreement in connection with the Credit Agreement in respect of Celebrity Apex - Hull K34, dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., the lenders party thereto, Citibank N.A. London Branch, SMBC Bank International PLC, Citibank Europe PLC UK Branch, and the banks and financial institutions listed therein as mandated lead arrangers | 8-K | 10.19 | 12/28/2021 |
| 10.65 | Amendment Agreement in connection with the Credit Agreement in respect of Hull A35 at Chantiers de L'Atlantique S.A., dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., Palmeraie Finance Limited, the lenders party thereto, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, and the mandated lead arrangers party thereto | 8-K | 10.20 | 12/28/2021 |
| 10.66 | Amendment Agreement in connection with the Credit Agreement in respect of Hull C34 at Chantiers de L'Atlantique S.A., dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., Hibisyeu Finance Limited, the lenders party thereto, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, SMBC Bank International PLC, and the other banks and financial institutions listed therein | 8-K | 10.21 | 12/28/2021 |
| 10.67 | Amendment Agreement in connection with the Credit Agreement in respect of Hull L34 at Chantiers de L'Atlantique S.A., dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., Hoediscus Finance Limited, the lenders party thereto, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, SMBC Bank International PLC, and the other banks and financial institutions listed therein | 8-K | 10.22 | 12/28/2021 |
| 10.68 | Amendment Agreement in connection with the Credit Agreement in respect of Hull M34 at Chantiers de L'Atlantique S.A., dated as of December 22, 2021, between Royal Caribbean Cruises Ltd., Houatorris Finance Limited, the lenders party thereto, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, SMBC Bank International PLC, and the other banks and financial institutions listed therein | 8-K | 10.23 | 12/28/2021 |
| 10.69 | Hull C34 Credit Agreement, dated as of July 24, 2017, as novated, amended and restated on the Actual Delivery Date pursuant to a Novation Agreement, dated as of July 24, 2017, by and between Royal Caribbean Cruises Ltd., Citibank N.A., Sumitomo Mitsui Banking Corporation Limited (Paris Branch), Citibank Europe plc (UK Branch), and the banks and financial institutions as lender parties thereto | 10-K | 10.142 | 12/31/2021 |
| 10.70 | Hull L34 Credit Agreement, dated as of July 24, 2017, as novated, amended and restated on the Actual Delivery Date pursuant to a Novation Agreement, dated as of July 24, 2017, by and between Royal Caribbean Cruises Ltd., Citibank N.A., SMBC Bank International plc, Citibank Europe plc, and the banks and financial institutions as lender parties thereto | 10-Q | 10.1 | 3/31/2022 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.71 | Amendment No. 5 to Icon 1 Hull No. S-1400 Credit Agreement, dated as of July 1, 2022, between Royal Caribbean Cruises Ltd., as the Borrower, the Mandated Lead Arrangers and Lenders from time to time party thereto, KfW IPEX-Bank GmbH as Hermes Agent and Facility Agent, and BNP Paribas Fortis SA/NV as Finnvera Agent. | 10-Q | 10.1 | 6/30/2022 |
| 10.72 | Amendment No. 5 to Icon 2 Hull No. S-1401 Credit Agreement, dated as of July 1, 2022, between Royal Caribbean Cruises Ltd., as the Borrower, the Mandated Lead Arrangers and Lenders from time to time party thereto, KfW IPEX-Bank GmbH as Hermes Agent and Facility Agent, and BNP Paribas Fortis SA/NV as Finnvera Agent. | 10-Q | 10.2 | 6/30/2022 |
| 10.73 | Amendment Agreement in connection with the Credit Agreement in respect of Celebrity Apex - Hull K34, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, Citibank N.A. London Branch, SMBC Bank International PLC, Citibank Europe PLC UK Branch, and the banks and financial institutions listed therein as mandated lead arrangers. | 10-Q | 10.9 | 6/30/2022 |
| 10.74 | Amendment Agreement in connection with the Credit Agreement in respect of Hull L34, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, Citibank Europe PLC UK Branch, Citibank N.A. London Branch, SMBC Bank International PLC, and the other banks and financial institutions listed therein. | 10-Q | 10.10 | 6/30/2022 |
| 10.75 | Amendment Agreement in connection with the Credit Agreement in respect of Hull M34 at Chantiers de L'Atlantique S.A., dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., Houatorris Finance Limited, the lenders party thereto, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, SMBC Bank International PLC, and the other banks and financial institutions listed therein. | 10-Q | 10.11 | 6/30/2022 |
| 10.76 | Amendment No. 6 in connection with the Credit Agreement in respect of Icon 1 - Hull 1400, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, BNP Paribas Fortis SA/NV, and the banks and financial institutions listed therein as mandated lead arrangers. | 10-Q | 10.12 | 6/30/2022 |
| 10.77 | Amendment No. 6 in connection with the Credit Agreement in respect of Icon 2 - Hull 1401, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, BNP Paribas Fortis SA/NV, and the banks and financial institutions listed therein as mandated lead arrangers. | 10-Q | 10.13 | 6/30/2022 |
| 10.78 | Amendment No. 4 in connection with the Credit Agreement in respect of Icon 3 - Hull 1402, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, and KfW IPEX-Bank GmbH. | 10-Q | 10.14 | 6/30/2022 |
| 10.79 | Amendment Agreement in connection with the Credit Agreement in respect of Symphony of the Seas - Hull B34, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, Citibank N.A. London Branch, Citibank Europe PLC, and the banks and financial institutions listed therein as mandated lead arrangers. | 10-Q | 10.15 | 6/30/2022 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.80 | Amendment Agreement in connection with the Credit Agreement in respect of Hull C34, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, Citibank Europe PLC UK Branch, Citibank N.A. London Branch, SMBC Bank International PLC, and the other banks and financial institutions listed therein. | 10-Q | 10.16 | 6/30/2022 |
| 10.81 | Amendment Agreement in connection with the Credit Agreement in respect of Hull A35 at Chantiers de L'Atlantique S.A., dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., Palmeraie Finance Limited, the lenders party thereto, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, and the mandated lead arrangers party thereto. | 10-Q | 10.17 | 6/30/2022 |
| 10.82 | Amendment No. 8 in connection with the Credit Agreement in respect of Odyssey of the Seas – Hull S-713, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, and the banks and financial institutions listed therein as mandated lead arrangers. | 10-Q | 10.21 | 6/30/2022 |
| 10.83 | Amendment No. 7 in connection with the Credit Agreement in respect of Spectrum of the Seas – Hull S-700, dated as of July 21, 2022, between Royal Caribbean Cruises Ltd., the lenders party thereto, KfW IPEX-Bank GmbH, and the banks and financial institutions listed therein as mandated lead arrangers. | 10-Q | 10.27 | 6/30/2022 |
| 10.84 | Amendment to Term Loan Agreement, dated as of September 19, 2022, among Royal Caribbean Cruises Ltd., as the Borrower, the various financial institutions party thereto and Bank of America, N.A. | 10-Q | 10.1 | 9/30/2022 |
| 10.85 | LIBOR Replacement Amendment to Term Loan Agreement, dated as of September 19, 2022, between Royal Caribbean Cruises Ltd., as the Borrower and Bank of America, N.A., as Administrative Agent. | 10-Q | 10.2 | 9/30/2022 |
| 10.86 | $1,925M Amended and Restated Credit Agreement, dated as of January 12, 2023, by and among the Company, the various financial institutions party thereto, and JPMorgan Chase Bank, N.A., as administrative agent | 10-K | 10.72 | 12/31/2022 |
| 10.87 | $1,110M Amended and Restated Credit Agreement, dated as of January 12, 2023, by and among the Company, the various financial institutions party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. | 10-K | 10.73 | 12/31/2022 |
| 10.88 | Amendment No. 6 in connection with the Credit Agreement in respect of Hull S-719 dated as of June 21, 2023, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent and the banks and financial institutions listed therein as lenders. | 10-Q | 10.1 | 6/30/2023 |
| 10.89 | Amendment Agreement in connection with the Credit Agreement in respect of "Symphony of the Seas" (ex Hull B34), dated as of June 30, 2023, between the Company, Citibank N.A. London Branch as ECA agent, Citibank Europe plc UK Branch as facility agent, and the banks and financial institutions listed therein as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 10-Q | 10.2 | 6/30/2023 |
| 10.90 | Amendment No. 8 in connection with the Credit Agreement in respect of "Spectrum of the Seas" – Hull S-700, dated as of June 30, 2023, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent and the banks and financial institutions listed therein as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 10-Q | 10.3 | 6/30/2023 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.91 | Amendment No. 9 in connection with the Credit Agreement in respect of “Odyssey of the Seas” – Hull S-713, dated as of June 30, 2023, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent, the banks and financial institutions listed therein as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 10-Q | 10.4 | 6/30/2023 |
| 10.92 | Amendment Agreement in connection with the Credit Agreement in respect of Celebrity Apex (ex hull no. K34), dated as of June 30, 2023, between the Company, Citibank N.A., London Bank, as global coordinator, SMBC Bank International plc as ECA agent, Citibank Europe plc, UK Branch as facility agent, the banks and financial institutions listed therein as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 10-Q | 10.5 | 6/30/2023 |
| 10.93 | Amendment Agreement in connection with the Credit Agreement in respect of “Wonder of the Seas” (ex Hull C34), dated as of June 30, 2023, between the Company, Citibank N.A., London Bank, as global coordinator, SMBC Bank International plc as ECA agent, Citibank Europe plc, UK Branch as facility agent, the banks and financial institutions listed therein as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 10-Q | 10.6 | 6/30/2023 |
| 10.94 | Amendment Agreement in connection with the Credit Agreement in respect of Hull No. A35 dated as of June 30, 2023, between the Company, Palmeraie Finance Limited, Citibank Europe PLC UK Branch, Citicorp Trustee Company Limited, Citibank N.A. London Branch, HSBC Continental Europe, the banks and financial institutions listed therein as mandated lead arrangers and the banks and financial institutions listed therein as lenders. | 10-Q | 10.7 | 6/30/2023 |
| 10.95 | Amendment Agreement in connection with the Credit Agreement in respect of Hull No. M34, dated as of June 30, 2023, between the Company, Citibank N.A., London Bank, as global coordinator, SMBC Bank International plc as ECA agent and mandated lead arrangers, Citibank Europe plc, UK Branch as facility agent and the banks and financial institutions listed therein as lenders. | 10-Q | 10.8 | 6/30/2023 |
| 10.96 | Amended and Restated Credit Agreement, dated October 4, 2023, by and among the Company, the various financial institutions as are or shall be parties thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lender parties (and as successor to The Bank of Nova Scotia). | 8-K | 10.1 | 10/11/2023 |
| 10.97 | Amended and Restated Credit Agreement, dated October 4, 2023, by and among the Company, the various financial institutions as are or shall be parties thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lender parties (and as successor to Nordea Bank ABP, New York Branch) | 8-K | 10.2 | 10/11/2023 |
| 10.98 | Amendment No. 5 in connection with the Credit Agreement in respect of “ICON 3” – Hull 1402, dated as of August 11, 2023, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent, and the banks and financial institutions listed therein as lenders. | 10-Q | 10.1 | 9/30/2023 |
| 10.99 | Amendment No. 7 in connection with the Credit Agreement in respect of “ICON 1” – Hull 1400, dated as of September 5, 2023, between the Company, KfW IPEX-Bank GmbH as facility agent and Hermes agent, BNP Paribas Fortis SA/NV as Finnvera agent, the banks and financial institutions listed therein as mandated lead arrangers and lenders. | 10-Q | 10.2 | 9/30/2023 |

| Exhibit Number | | Incorporated By Reference Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 10.100 | Novation Agreement relating to a Secured Credit Facility Agreement for Hull No. N34 (Celebrity Xcel), dated December 22, 2023, by and among the Company and the banks and financial institutions listed therein * | | | |
| 10.101 | Royal Caribbean Cruises Ltd. 2008 Equity Incentive Plan (as amended) † | 10-K | 10.17 | 12/31/2016 |
| 10.102 | Amended and Restated 2008 Equity Incentive Plan † | 8-K | 10.1 | 6/3/2022 |
| 10.103 | Transition and Separation Agreement, dated as of March 31, 2023, by and between Lisa Lutoff-Perlo and Celebrity Cruises Inc. † | 10-Q | 10.1 | 3/31/2023 |
| 10.104 | Form of Performance Shares Agreement pursuant to the 2008 Equity Incentive Plan, as amended and restated † | 10-Q | 10.2 | 3/31/2023 |
| 10.105 | Form of Performance Shares Agreement (Vesting into Retirement) pursuant to the 2008 Equity Incentive Plan, as amended and restated † | 10-Q | 10.3 | 3/31/2023 |
| 10.106 | Form of Restricted Stock Unit Agreement for Non-Employee Directors pursuant to the 2008 Equity Incentive Plan, as amended and restated † | 10-Q | 10.4 | 3/31/2023 |
| 10.107 | Form of Restricted Stock Unit Agreement pursuant to the 2008 Equity Incentive Plan, as amended and restated † | 10-Q | 10.5 | 3/31/2023 |
| 10.108 | Form of Restricted Stock Unit Agreement (Vesting into Retirement) pursuant to the 2008 Equity Incentive Plan, as amended and restated † | 10-Q | 10.6 | 3/31/2023 |
| 10.109 | Employment Agreement, dated as of May 20, 2013, by and between the Company and Jason T. Liberty † | 10-Q | 10.2 | 6/30/2013 |
| 10.110 | Employment Agreement, dated as of July 16, 2015, by and between the Company and Michael W. Bayley † | 10-Q | 10.3 | 6/30/2015 |
| 10.111 | Form of First Amendment to Employment Agreement, dated as of February 6, 2015 (entered into between the Company and Mr. Liberty) † | 10-K | 10.33 | 12/31/2014 |
| 10.112 | Employment Agreement, dated as of December 31, 2012, by and between the Company and Harri U. Kulovaara † | 10-K | 10.26 | 2/25/2013 |
| 10.113 | Form of First Amendment to Employment Agreement, dated as of February 6, 2015 (entered into between the Company and each of Messrs. Kulovaara and Liberty) † | 10-K | 10.33 | 12/31/2014 |
| 10.114 | Royal Caribbean Cruises Ltd. Executive Short-Term Bonus Plan † | 10-Q | 10.4 | 6/30/2015 |
| 10.115 | Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan † | 8-K | 10.3 | 12/8/2005 |
| 10.116 | Amendment to Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan † | 10-K | 10.31 | 12/31/2006 |
| 10.117 | Amendment to Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan † | 10-K | 10.31 | 12/31/2007 |
| 10.118 | Amendment to Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan † | 10-Q | 10.1 | 9/30/2008 |
| 10.119 | Amendment to Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan † | 10-K | 10.38 | 12/31/2008 |
| 21.1 | List of Subsidiaries* | | | |
| 23.1 | Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm* | | | |
| 23.2 | Consent of Faegre Drinker Biddle & Reath LLP* | | | |
| 24.1 | Power of Attorney* | | | |
| 31.1 | Certification of Jason T. Liberty required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934* | | | |
| 31.2 | Certification of Naftali Holtz required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934* | | | |

| Exhibit Number | | Incorporated By Reference<br>Form | Exhibit | Filing Date/ Period End Date |
|---|---|---|---|---|
| 32.1 | Certification of Jason T. Liberty and Naftali Holtz pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code** | | | |
| 97.1 | Royal Caribbean Cruises Ltd. Clawback Policy* † | | | |

* Filed herewith

** Furnished herewith

† Management contract or compensatory plan or arrangement.

Interactive Data File

101 The following financial statements from Royal Caribbean Cruises Ltd.'s Annual Report on Form 10-K for the year ended December 31, 2023 formatted in iXBRL (Inline eXtensible Business Reporting Language) are as follows:

(i) the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021;

(ii) the Consolidated Balance Sheets at December 31, 2023, and 2022;

(iii) the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021;

(iv) the Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022 and 2021; and

(v) the Notes to the Consolidated Financial Statements, tagged in summary and detail.

104 Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101

**Item 16. Form 10-K Summary**

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.
(Registrant)

By:     /s/ NAFTALI HOLTZ

Naftali Holtz
*Chief Financial Officer*
*(Principal Financial Officer and duly authorized*
*signatory)*

February 21, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 21, 2024.

/s/ JASON T. LIBERTY
_____
Jason T. Liberty
*Director and Chief Executive Officer*
*(Principal Executive Officer)*

/s/ NAFTALI HOLTZ
_____
Naftali Holtz
*Chief Financial Officer*
*(Principal Financial Officer)*

/s/ HENRY L. PUJOL
_____
Henry L. Pujol
*Senior Vice President, Chief Accounting Officer*
*(Principal Accounting Officer)*

*
_____
Richard D. Fain
*Chairman of the Board*

*
_____
John F. Brock
*Director*

*
_____
Stephen R. Howe Jr.
*Director*

*
_____
William L. Kimsey
*Director*

*
_____
Michael O. Leavitt
*Director*

*
_____
Maritza G. Montiel
*Director*

*
_____
Ann S. Moore
*Director*

*
_____
Eyal M. Ofer
*Director*

*
_____
Vagn O. Sørensen
*Director*

*
_____
Donald Thompson
*Director*

*
_____
Arne Alexander Wilhelmsen
*Director*

*
_____
Amy C. McPherson
*Director*

*
_____
Rebecca Yeung
*Director*

**\*By:** _____ **/s/ NAFTALI HOLTZ**
Naftali Holtz, *as Attorney-in-Fact*

[This page intentionally left blank]

# ROYAL CARIBBEAN CRUISES LTD.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Royal Caribbean Cruises Ltd.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Royal Caribbean Cruises Ltd. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

### Changes in Accounting Principles

As discussed in Notes 2 and 1 to the consolidated financial statements, effective January 1, 2022, the Company changed the manner in which it accounts for convertible notes and effective October 1, 2021, the Company changed the manner in which it accounts for the consolidation of Silversea Cruises.

## Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Impairment Assessments – Silversea Cruises Reporting Unit Goodwill and Trade Name*

As described in Notes 2, 4 and 5 to the consolidated financial statements, as of December 31, 2023 the Company's consolidated goodwill balance was $809 million and the goodwill associated with the Silversea Cruises reporting unit was $509 million. The Company's consolidated indefinite-life intangible assets balance was $321 million which primarily relates to the Silversea Cruises trade name. Management reviews goodwill and indefinite-life intangible assets for impairment annually or, when events or circumstances dictate, more frequently. The quantitative impairment assessment consists of a comparison of the fair value of the reporting unit or asset with its carrying value. Fair value is estimated by management using a probability weighted discounted cash flow model in combination with a market-based valuation approach for reporting units and a relief-from-royalty method for trade names. Management's principal assumptions for the impairment assessments consisted of forecasted revenues per available passenger cruise day, occupancy rates from existing vessels, vessel operating expenses, terminal growth rate, royalty rate, and weighted average cost of capital (i.e., discount rate).

The principal considerations for our determination that performing procedures relating to the impairment assessments of the Silversea Cruises reporting unit goodwill and trade name is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the Silversea Cruises reporting unit and trade name; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenues per available passenger cruise day, occupancy rates from existing vessels, terminal growth rates, and discount rates for the goodwill and trade name impairment assessments, vessel operating expenses for the goodwill impairment assessment and the royalty rate for the trade name impairment assessment; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill and trade name impairment assessments, including controls over the valuation of the Silversea Cruises reporting unit and trade name. These procedures also included, among others, (i) testing management's process for developing the fair value estimates; (ii) evaluating the appropriateness of the probability weighted discounted cash flow model and relief-from-royalty method used by management; (iii) testing the completeness and accuracy of underlying data used in the probability weighted discounted cash flow model and relief-from-royalty method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues per available passenger cruise day, occupancy rates from existing vessels, terminal growth rates, and discount rates for the goodwill and trade name impairment assessments, vessel operating expenses for the goodwill impairment assessment, and the royalty rate for the trade name impairment assessment. Evaluating management's assumptions related to forecasted revenues per available passenger cruise day, occupancy rates from existing vessels, vessel operating expenses and terminal growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit and the Silversea Cruises brand; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the probability weighted discounted cash flow model and relief-from-royalty method and (ii) the reasonableness of the discount rate and royalty rate assumptions.

/s/ PricewaterhouseCoopers LLP
Miami, Florida
February 21, 2024

We have served as the Company's auditor since at least 1989, which includes periods before the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

# ROYAL CARIBBEAN CRUISES LTD.
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
### (in millions, except per share data)

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Passenger ticket revenues | $ | 9,568 | $ | 5,793 | $ | 941 |
| Onboard and other revenues | | 4,332 | | 3,047 | | 591 |
| Total revenues | | 13,900 | | 8,840 | | 1,532 |
| Cruise operating expenses: | | | | | | |
| Commissions, transportation and other | | 2,001 | | 1,357 | | 208 |
| Onboard and other | | 809 | | 597 | | 117 |
| Payroll and related | | 1,197 | | 1,288 | | 838 |
| Food | | 819 | | 653 | | 164 |
| Fuel | | 1,150 | | 1,073 | | 385 |
| Other operating | | 1,799 | | 1,648 | | 1,027 |
| Total cruise operating expenses | | 7,775 | | 6,616 | | 2,739 |
| Marketing, selling and administrative expenses | | 1,792 | | 1,583 | | 1,370 |
| Depreciation and amortization expenses | | 1,455 | | 1,407 | | 1,293 |
| **Operating Income (Loss)** | | 2,878 | | (766) | | (3,870) |
| Other income (expense): | | | | | | |
| Interest income | | 36 | | 36 | | 17 |
| Interest expense, net of interest capitalized | | (1,402) | | (1,364) | | (1,292) |
| Equity investment income (loss) | | 200 | | 57 | | (135) |
| Other (expense) income [1] | | (8) | | (119) | | 20 |
| | | (1,174) | | (1,390) | | (1,390) |
| **Net Income (Loss)** | | 1,704 | | (2,156) | | (5,260) |
| Less: Net Income attributable to noncontrolling interest | | 7 | | — | | — |
| **Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.** | $ | 1,697 | $ | (2,156) | $ | (5,260) |
| **Earnings (Loss) per Share:** | | | | | | |
| Basic | $ | 6.63 | $ | (8.45) | $ | (20.89) |
| Diluted | $ | 6.31 | $ | (8.45) | $ | (20.89) |
| **Comprehensive Income (Loss)** | | | | | | |
| **Net Income (Loss)** | $ | 1,704 | $ | (2,156) | $ | (5,260) |
| Other comprehensive income (loss): | | | | | | |
| Foreign currency translation adjustments | | (9) | | 10 | | 16 |
| Change in defined benefit plans | | 6 | | 49 | | 9 |
| (Loss) Gain on cash flow derivative hedges | | (27) | | 8 | | 4 |
| Total other comprehensive (loss) income | | (30) | | 67 | | 29 |
| **Comprehensive Income (Loss)** | $ | 1,674 | $ | (2,089) | $ | (5,231) |
| Less: Comprehensive Income attributable to noncontrolling interest | | 7 | | — | | — |
| **Comprehensive Income (Loss) attributable to Royal Caribbean Cruises Ltd.** | $ | 1,667 | $ | (2,089) | $ | (5,231) |

_____

[1] Including a $62.6 million net loss related to the 2021 elimination of the Silversea Cruises reporting lag for the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

## ROYAL CARIBBEAN CRUISES LTD.
## CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| **Assets** | | |
| Current assets | | |
|   Cash and cash equivalents | $ 497 | $ 1,935 |
|   Trade and other receivables, net of allowances of $6.6 and $11.6 at December 31, 2023 and December 31, 2022, respectively | 405 | 531 |
|   Inventories | 248 | 224 |
|   Prepaid expenses and other assets | 617 | 456 |
|   Derivative financial instruments | 25 | 59 |
| Total current assets | 1,792 | 3,205 |
|   Property and equipment, net | 30,114 | 27,546 |
|   Operating lease right-of-use assets | 611 | 538 |
|   Goodwill | 809 | 809 |
|   Other assets, net of allowances of $42.7 and $71.6 at December 31, 2023 and December 31, 2022, respectively | 1,805 | 1,678 |
| **Total assets** | $ 35,131 | $ 33,776 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | | |
|   Current portion of long-term debt | $ 1,720 | $ 2,088 |
|   Current portion of operating lease liabilities | 65 | 80 |
|   Accounts payable | 792 | 647 |
|   Accrued expenses and other liabilities | 1,478 | 1,459 |
|   Derivative financial instruments | 35 | 131 |
|   Customer deposits | 5,311 | 4,168 |
| Total current liabilities | 9,401 | 8,573 |
|   Long-term debt | 19,732 | 21,303 |
|   Long-term operating lease liabilities | 613 | 523 |
|   Other long-term liabilities | 486 | 508 |
| **Total liabilities** | 30,232 | 30,907 |
| Commitments and Contingencies (Note 17) | | |
| Shareholders' equity | | |
|   Preferred stock ($0.01 par value; 20,000,000 shares authorized; none outstanding) | — | — |
|   Common stock ($0.01 par value; 500,000,000 shares authorized; 284,672,386 and 283,257,102 shares issued, December 31, 2023 and December 31, 2022, respectively) | 3 | 3 |
|   Paid-in capital | 7,474 | 7,285 |
|   Accumulated deficit | (10) | (1,707) |
|   Accumulated other comprehensive loss | (674) | (644) |
|   Treasury stock (28,248,125 and 28,018,385 common shares at cost, December 31, 2023 and December 31, 2022, respectively) | (2,069) | (2,068) |
| Total shareholders' equity attributable to Royal Caribbean Cruises Ltd | 4,724 | 2,869 |
|   Noncontrolling Interest | 175 | — |
| **Total shareholders' equity** | 4,899 | 2,869 |
| **Total liabilities and shareholders' equity** | $ 35,131 | $ 33,776 |

The accompanying notes are an integral part of these consolidated financial statements.

# ROYAL CARIBBEAN CRUISES LTD.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | (in millions) | | |
| **Operating Activities** | | | |
| Net Income (Loss) | $ 1,704 | $ (2,156) | $ (5,260) |
| Adjustments: | | | |
| Depreciation and amortization | 1,455 | 1,407 | 1,293 |
| Net deferred income tax benefit | (8) | (22) | (43) |
| (Gain) Loss on derivative instruments not designated as hedges | (19) | 100 | (1) |
| Share-based compensation expense | 126 | 36 | 64 |
| Equity investment (income) loss | (200) | (57) | 135 |
| Amortization of debt issuance costs, discounts and premiums | 109 | 163 | 249 |
| Loss on extinguishment of debt | 121 | 94 | 139 |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in trade and other receivables, net | 99 | (234) | (182) |
| Increase in inventories | (24) | (74) | (35) |
| Increase in prepaid expenses and other assets | (184) | (153) | (152) |
| Increase in accounts payable | 124 | 75 | 189 |
| Increase in accrued expenses and other liabilities | 13 | 352 | 233 |
| Increase in customer deposits | 1,143 | 1,007 | 1,427 |
| Other, net | 18 | (57) | 66 |
| Net cash provided by (used in) operating activities | 4,477 | 481 | (1,878) |
| **Investing Activities** | | | |
| Purchases of property and equipment | (3,897) | (2,710) | (2,230) |
| Cash received on settlement of derivative financial instruments | 35 | 53 | 44 |
| Cash paid on settlement of derivative financial instruments | (86) | (356) | (74) |
| Investments in and loans to unconsolidated affiliates | (31) | — | (70) |
| Cash received on loans to unconsolidated affiliates | 40 | 19 | 31 |
| Proceeds from the sale of property and equipment and other assets | 13 | — | 176 |
| Other, net | 3 | 7 | (22) |
| Net cash used in investing activities | (3,923) | (2,987) | (2,145) |
| | | | |
| **Financing Activities** | | | |
| Debt proceeds | 7,641 | 9,787 | 4,468 |
| Debt issuance costs | (194) | (252) | (202) |
| Repayments of debt | (9,566) | (7,729) | (2,297) |
| Premium on repayment of debt | (80) | (49) | (135) |
| Repayments of commercial paper notes | — | — | (415) |
| Proceeds from common stock issuances | — | — | 1,622 |
| Proceeds from sale of noncontrolling interest | 209 | — | — |
| Other, net | (3) | (16) | — |
| Net cash (used in) provided by financing activities | (1,993) | 1,741 | 3,041 |

The accompanying notes are an integral part of these consolidated financial statements.

## ROYAL CARIBBEAN CRUISES LTD.

## CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | | (in millions) | |
| Effect of exchange rate changes on cash | 1 | (2) | — |
| Net decrease in cash and cash equivalents | (1,438) | (767) | (982) |
| Cash and cash equivalents at beginning of year | 1,935 | 2,702 | 3,684 |
| Cash and cash equivalents at end of year | $ 497 | $ 1,935 | $ 2,702 |
| **Supplemental Disclosures** | | | |
| Cash paid during the year for: | | | |
| Interest, net of amount capitalized | $ 1,442 | $ 960 | $ 834 |
| **Non-Cash Investing Activities** | | | |
| Notes receivable issued upon sale of property and equipment and other assets | $ — | $ — | $ 16 |
| Purchases of property and equipment included in accounts payable and accrued expenses and other liabilities | $ 50 | $ 34 | $ 14 |
| Acquisition of property and equipment from assumed debt | $ — | $ 277 | $ — |
| **Non-Cash Financing Activities** | | | |
| Debt related to acquisition of property and equipment | $ — | $ 277 | $ — |

The accompanying notes are an integral part of these consolidated financial statements.

# ROYAL CARIBBEAN CRUISES LTD.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | Paid-in Capital | | Retained Earnings (Accumulated Deficit) | | Accumulated Other Comprehensive Income (Loss) | | Treasury Stock | | Noncontrolling Interest | | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | (in millions) | | | | | | |
| **Balances at January 1, 2021** | $ | 3 | $ | 5,999 | $ | 5,563 | $ | (740) | $ | (2,064) | $ | — | $ | 8,761 |
| Activity related to employee stock plans | | — | | 63 | | — | | — | | — | | — | | 63 |
| Common stock issuance | | — | | 1,496 | | — | | — | | — | | — | | 1,496 |
| Changes related to cash flow derivative hedges | | — | | — | | — | | 4 | | — | | — | | 4 |
| Change in defined benefit plans | | — | | — | | — | | 9 | | — | | — | | 9 |
| Foreign currency translation adjustments | | — | | — | | — | | 16 | | — | | — | | 16 |
| Purchases of treasury stock | | — | | — | | — | | — | | (2) | | — | | (2) |
| Net Loss attributable to Royal Caribbean Cruises Ltd. | | — | | — | | (5,260) | | — | | — | | — | | (5,260) |
| **Balances at December 31, 2021** | $ | 3 | $ | 7,558 | $ | 303 | $ | (711) | $ | (2,066) | $ | — | $ | 5,087 |
| Activity related to employee stock plans | | — | | 35 | | — | | — | | — | | — | | 35 |
| Cumulative effect of adoption of Accounting Standards Update 2020-06 | | — | | (308) | | 146 | | — | | — | | — | | (162) |
| Changes related to cash flow derivative hedges | | — | | — | | — | | 8 | | — | | — | | 8 |
| Change in defined benefit plans | | — | | — | | — | | 49 | | — | | — | | 49 |
| Foreign currency translation adjustments | | — | | — | | — | | 10 | | — | | — | | 10 |
| Purchases of treasury stock | | — | | — | | — | | — | | (2) | | — | | (2) |
| Net Loss attributable to Royal Caribbean Cruises Ltd. | | — | | — | | (2,156) | | — | | — | | — | | (2,156) |
| **Balances at December 31, 2022** | $ | 3 | $ | 7,285 | $ | (1,707) | $ | (644) | $ | (2,068) | $ | — | $ | 2,869 |
| Activity related to employee stock plans | | — | | 130 | | — | | — | | — | | — | | 130 |
| Convertible notes settlements | | — | | 13 | | — | | — | | — | | — | | 13 |
| Changes related to cash flow derivative hedges | | — | | — | | — | | (27) | | — | | — | | (27) |
| Change in defined benefit plans | | — | | — | | — | | 6 | | — | | — | | 6 |
| Foreign currency translation adjustments | | — | | — | | — | | (9) | | — | | — | | (9) |
| Purchases of treasury stock | | — | | — | | — | | — | | (1) | | — | | (1) |
| Sale of noncontrolling interests | | — | | 46 | | — | | — | | — | | 174 | | 220 |
| Net Income attributable to Noncontrolling interests | | — | | — | | — | | — | | — | | 7 | | 7 |
| Dividends from noncontrolling interests | | — | | — | | — | | — | | — | | (6) | | (6) |
| Net Income attributable to Royal Caribbean Cruises Ltd. | | — | | — | | 1,697 | | — | | — | | — | | 1,697 |
| **Balances at December 31, 2023** | $ | 3 | $ | 7,474 | $ | (10) | $ | (674) | $ | (2,069) | $ | 175 | $ | 4,899 |

The accompanying notes are an integral part of these consolidated financial statements.

## ROYAL CARIBBEAN CRUISES LTD.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### Note 1. *General*

*Description of Business*

We are a global cruise company. We own and operate three global cruise brands: Royal Caribbean International, Celebrity Cruises and Silversea Cruises (collectively, our "Global Brands"). We also own a 50% joint venture interest in TUI Cruises GmbH ("TUIC"), which operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively, our "Partner Brands"). We account for our investments in our Partner Brands under the equity method of accounting. Together, our Global Brands and our Partner Brands operated a combined fleet of 64 ships as of December 31, 2023. Our ships offer a selection of worldwide itineraries that call on more than 1,000 destinations in over 120 countries on all seven continents.

*Basis for Preparation of Consolidated Financial Statements*

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Estimates are required for the preparation of financial statements in accordance with these principles. Actual results could differ from these estimates. Refer to Note 2. *Summary of Significant Accounting Policies* for a discussion of our significant accounting policies. The Company has changed its presentation from thousands to millions and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts.

All significant intercompany accounts and transactions are eliminated in consolidation. We consolidate entities over which we have control, usually evidenced by a direct ownership interest of greater than 50%, and variable interest entities where we are determined to be the primary beneficiary. Refer to Note 7. *Investments and Other Assets* for further information regarding our variable interest entities. For affiliates we do not control but over which we have significant influence on financial and operating policies, usually evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

Effective March 19, 2021, we sold our wholly-owned brand, Azamara Cruises ("Azamara"), including its three-ship fleet and associated intellectual property, to Sycamore Partners for $201 million, before closing adjustments. The March 2021 sale of Azamara did not represent a strategic shift that will have a major effect on our operations and financial results, as we continue to provide similar itineraries to and source passengers from the markets served by the Azamara business. Therefore, the sale of Azamara did not meet the criteria for discontinued operations reporting. Effective March 19, 2021, we no longer consolidate Azamara's balance sheet nor recognize its results of operations in our consolidated financial statements. We recognized an immaterial gain on the sale during 2021.

Prior to October 1, 2021, we consolidated the operating results of Silversea Cruises on a three-month reporting lag to allow for more timely preparation of our consolidated financial statements. Effective October 1, 2021, we eliminated the three-month reporting lag to reflect Silversea Cruises' financial position, results of operations and cash flows concurrently and consistently with the fiscal calendar of the Company ("elimination of the Silversea reporting lag"). The elimination of the Silversea reporting lag represents a change in accounting principle, which we believe to be preferable, because it provides more current information to the users of our financial statements. A change in accounting principle requires retrospective application, if material. The impact of the elimination of the reporting lag was immaterial to prior periods and is immaterial for our fiscal year ended December 31, 2021. As a result, we have accounted for this change in accounting principle in our consolidated results for the year ended December 31, 2021. Accordingly, the results of Silversea Cruises from October 1, 2020 to December 31, 2021 are included in our consolidated statement of comprehensive loss for the year ended December 31, 2021. To effect the change, we have reflected the third quarter 2021 operating results for Silversea Cruises, which were a net loss of $62.6 million within Other (expense) income in our consolidated statement of comprehensive loss for the year ended December 31, 2021.

### Note 2. *Summary of Significant Accounting Policies*

*Revenues and Expenses*

Deposits received on sales of passenger cruises are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as passenger ticket revenues, together with revenues from onboard and other goods and services and all associated cruise operating expenses of a voyage. For further information on revenue recognition, refer to Note 3. *Revenue*.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

*Inventories*

Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or net realizable value.

*Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Improvement costs that we believe add value to our ships are capitalized as additions to the ship, the useful lives of the improvements are estimated and depreciated over the shorter of the improvements' estimated useful lives or that of the associated ship, and the replaced assets are disposed of on a net cost basis. In addition, we capitalize interest on borrowings during the active construction period of capital projects. Capitalized interest is added to the cost of the assets and depreciated over the estimated useful lives of the assets. The estimated cost and accumulated depreciation of replaced or refurbished ship components are written off and any resulting losses are recognized in *Cruise operating expenses*. Liquidated damages received from shipyards as a result of the late delivery of a new ship are recorded as reductions to the cost basis of the ship.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of the asset. The useful lives of our ships are generally 30-35 years, net of a 10%-15% projected residual value. The 30-35-year useful life and 10%-15% residual value are based on the weighted-average of all major components of a ship. Our useful life and residual value estimates take into consideration the impact of anticipated technological changes, environmental regulations, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. In addition, we take into consideration our estimates of the weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We employ a cost allocation methodology at the component level, in order to support the estimated weighted-average useful lives and residual values, as well as to determine the net cost basis of assets being replaced. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Depreciation for assets under finance leases is computed using the shorter of the lease term or related asset life, unless the asset is a finance lease due to title transferring or a purchase option that is reasonably certain of being exercised, in which case the asset is depreciated over the related asset life.

Depreciation of property and equipment is computed utilizing the following useful lives:

|  | Years |
| --- | --- |
| Ships | generally, 30-35 |
| Ship improvements | 3-25 |
| Buildings and improvements | 10-40 |
| Computer hardware and software | 3-10 |
| Transportation equipment and other | 3-30 |
| Leasehold improvements | Shorter of remaining lease term or useful life 3-30 |

We periodically review estimated useful lives and residual values for ongoing reasonableness, considering long term views on our intended use of each class of ships and the planned level of improvements to maintain and enhance vessels within those classes. In the event a factor is identified that may trigger a change in the estimated useful lives and residual values of our ships, a review of the estimate is completed.

We review long-lived assets, including right-of-use assets for impairment whenever events or changes in circumstances indicate, based on estimated undiscounted future cash flows, that the carrying value of these assets may not be fully recoverable. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the ship level for our ships. If estimated future cash flows are less than the carrying value of an asset, an impairment charge is recognized to the extent its carrying value exceeds fair value.

We use the deferral method to account for drydocking costs. Under the deferral method, drydocking costs incurred are deferred and charged to expense on a straight-line basis over the period to the next scheduled drydock, which we estimate to be a period of thirty to sixty months based on the vessel's age as required by Class. Deferred drydock costs consist of the costs to drydock the vessel and other costs incurred which are necessary to maintain the vessel's Class certification. Class certification is necessary in order for our cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. The activities associated with those drydocking costs cannot be performed while the vessel is in service and, as such, are done during a drydock as a planned major maintenance activity. The significant deferred drydock costs consist of hauling and wharfage services provided by the drydock facility, hull inspection and related activities (e.g., scraping, pressure cleaning, bottom painting), maintenance to steering propulsion, thruster equipment and ballast tanks, port services such as tugs, pilotage and line handling, and freight associated with these items. We perform a detailed analysis of the various activities performed for each drydock and only defer those costs that are directly related to planned major maintenance activities necessary to maintain Class. The costs deferred are related to activities not otherwise routinely periodically performed to maintain a vessel's designed and intended operating capability. Repairs and maintenance activities are charged to expense as incurred.

*Goodwill*

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired. We review goodwill for impairment at the reporting unit level annually or, when events or circumstances dictate, more frequently. We may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. When assessing goodwill for impairment, our decision to perform a qualitative assessment for an individual reporting unit is influenced by a number of factors, including the carrying value of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, macroeconomic conditions, market conditions and our operating performance.

If we do not perform a qualitative assessment, or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, we calculate the estimated fair value of the reporting unit using an income approach, which may also include a combination of a market-based valuation approach. The estimation of fair value utilizing a probability weighted discounted cash flow model including numerous uncertainties which require our significant judgment when making assumptions of expected revenues, operating costs, interest rates, ship additions and retirements as well as regarding the cruise vacation industry's competitive environment and general economic and business conditions. The principal assumptions used in the probability weighted discounted cash flow model for our 2023 impairment assessment consisted of: (i) forecasted revenues per available passenger cruise day, (ii) occupancy rates from existing vessels, (iii) vessel operating expenses, (iv) terminal growth rate, and (v) weighted average cost of capital (i.e., discount rate). The probability weighted discounted cash flow model uses the most current projected operating results for the upcoming fiscal year as a base. We discount the probability weighted projected cash flows using rates specific to the reporting unit based on its weighted-average cost of capital. If the fair value of the reporting unit exceeds its carrying value, no write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of its net assets, an impairment is recognized based on the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to such reporting unit.

*Intangible Assets*

In connection with our acquisitions, we have acquired certain intangible assets to which value has been assigned based on our estimates. Intangible assets that are deemed to have an indefinite life are not amortized, but are subject to an annual impairment test, or when events or circumstances dictate, more frequently. The impairment review for indefinite-life intangible assets can be performed using a qualitative or quantitative impairment assessment. The quantitative assessment consists of a comparison of the fair value of the asset with its carrying value. We estimate the fair value of these assets using a probability weighted discounted cash flow model and various valuation methods depending on the nature of the intangible asset, such as the relief-from-royalty method for trademarks and trade names. The principal assumptions used in the probability weighted discounted cash flow model for our 2023 impairment assessment consisted of: (i) forecasted revenues per available passenger cruise day, (ii) occupancy rates from existing vessels, (iii) terminal growth rate; (iv) royalty rate; and (v) weighted average cost of capital (i.e., discount rate). If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. If the fair value exceeds its carrying value, the indefinite-life intangible asset is not considered impaired.

Other intangible assets assigned finite useful lives are amortized on a straight-line basis over their estimated useful lives.

*Contingencies — Litigation*

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any, which are recorded as assets when recoverability is probable. We accrue a liability, including legal costs, when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

*Advertising Costs*

Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed. Advertising costs consist of media and online advertising as well as brochure, production and direct mail costs.

Media advertising was $379 million, $380 million and $303 million, and brochure, production and direct mail costs were $127 million, $129 million and $89 million for the years ended December 31, 2023, 2022 and 2021, respectively.

*Derivative Instruments*

We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices. These instruments are recorded on the balance sheet at their fair value and the vast majority are designated as hedges. We also use non-derivative financial instruments designated as hedges of our net investment in our foreign operations and investments. Although certain of our derivative financial instruments do not qualify or are not accounted for under hedge accounting, our objective is not to hold or issue derivative financial instruments for trading or other speculative purposes.

At inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a firm commitment or a recognized asset or liability is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated as fair value hedges are offset against changes in the fair value of the underlying hedged assets, liabilities or firm commitments. Gains and losses on derivatives that are designated as cash flow hedges are recorded as a component of *Accumulated other comprehensive loss* until the underlying hedged transactions are recognized in earnings. The foreign currency transaction gain or loss of our non-derivative financial instruments and the changes in the fair value of derivatives designated as hedges of our net investment in foreign operations and investments are recognized as a component of *Accumulated other comprehensive loss* along with the associated foreign currency translation adjustment of the foreign operation or investment. In certain hedges of our net investment in foreign operations and investments, we exclude forward points from the assessment of hedge effectiveness and amortize the related amounts directly into earnings.

On an ongoing basis, we assess whether derivatives used in hedging transactions are "highly effective" in offsetting changes in the fair value or cash flow of hedged items. For our net investment hedges, we use the dollar offset method to measure effectiveness. For all other hedging programs, we use the long-haul method to assess hedge effectiveness using regression analysis for each hedge relationship. The methodology for assessing hedge effectiveness is applied on a consistent basis for each one of our hedging programs (i.e., interest rate, foreign currency ship construction, foreign currency net investment and fuel). For our regression analyses, we use an observation period of up to three years, utilizing market data relevant to the hedge horizon of each hedge relationship. High effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the changes in the fair values of the derivative instrument and the hedged item. If it is determined that a derivative is not highly effective as a hedge or hedge accounting is discontinued, any change in fair value of the derivative since the last date at which it was determined to be effective is recognized in earnings.

Cash flows from derivative instruments that are designated as fair value or cash flow hedges are classified in the same category as the cash flows from the underlying hedged items in our consolidated statements of cash flows. In the event that hedge accounting is discontinued, cash flows subsequent to the date of discontinuance are classified within investing activities. Cash flows from derivative instruments not designated as hedging instruments are classified as investing activities.

We consider the classification of the underlying hedged item's cash flows in determining the classification for the designated derivative instrument's cash flows in our consolidated statements of cash flows. We classify derivative instrument cash flows from hedges of benchmark interest rate or hedges of fuel expense as operating activities due to the nature of the hedged item. Likewise, we classify derivative instrument cash flows from hedges of foreign currency risk on our newbuild ship payments as investing activities.

*Foreign Currency Translations and Transactions*

We translate assets and liabilities of our foreign subsidiaries whose functional currency is the local currency, at exchange rates in effect at the balance sheet date. We translate revenues and expenses at weighted-average exchange rates for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of *Accumulated other comprehensive loss*, which is reflected as a separate component of *Shareholders' equity*. Exchange gains or losses arising from the remeasurement of monetary assets and liabilities denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings, except for certain liabilities that have been designated to act as a hedge of a net investment in a foreign operation or investment. The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in income at each balance sheet date.

*Concentrations of Credit Risk*

We monitor our credit risk associated with financial and other institutions with which we conduct significant business and, to minimize these risks, we select counterparties with credit risks acceptable to us and we seek to limit our exposure to an individual counterparty. Credit risk, including but not limited to counterparty nonperformance under derivative instruments, our credit facilities and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions, insurance companies and export credit agencies, many of which we have long-term relationships with and which have credit risks acceptable to us or where the credit risk is spread out among a large number of counterparties. We do not anticipate nonperformance by any of our significant counterparties. In addition, we have established guidelines we follow regarding credit ratings and instrument maturities to maintain safety and liquidity. We do not normally require collateral or other security to support credit relationships; however, in certain circumstances this option is available to us.

*Earnings (Loss) Per Share*

Basic Earnings (Loss) per share is computed by dividing *Net Income (Loss) attributable to Royal Caribbean Cruises Ltd.* by the weighted-average number of shares of common stock outstanding during each period. Diluted Earnings (Loss) per share incorporates the incremental shares issuable upon the assumed conversion of potentially dilutive securities. Effective January 1, 2022, we use the if-converted method to calculate the impact of our convertible notes that may be settled in cash or shares. To the extent dilutive, shares related to our convertible notes are assumed to be converted into common stock at the beginning of the reporting period, and we add back the interest expense to the numerator. If we have a net loss for the period, all potentially dilutive securities will be considered antidilutive, resulting in the same basic and diluted net loss per share amounts for those periods.

*Stock-Based Employee Compensation*

We measure and recognize compensation expense at the estimated fair value of employee stock awards. Compensation expense for awards and the related tax effects are recognized as they vest. We use the estimated amount of expected forfeitures to calculate compensation costs for all outstanding awards.

*Segment Reporting*

We believe our brands possess the versatility to enter multiple cruise market segments within the cruise vacation industry. Although each of these brands has its own marketing style as well as ships and crews of various sizes, the nature of the products sold and services delivered by these brands share a common base (i.e., the sale and provision of cruise vacations). Our brands also have similar itineraries as well as similar cost and revenue components. In addition, our brands source passengers from similar markets around the world and operate in similar economic environments with a significant degree of commercial overlap. As a result, our brands have been aggregated as a single reportable segment based on the similarity of their economic characteristics, types of consumers, regulatory environment, maintenance requirements, supporting systems and processes as well as products and services provided. Our Chief Executive Officer has been identified as the chief operating decision-maker and all significant operating decisions including the allocation of resources are based upon the analyses of the Company as one segment.

*Adoption of Accounting Pronouncements*

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to the current guidance on contract modifications and hedging relationships to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. Subsequently, in January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which presents amendments to clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The guidance in both ASUs was effective upon issuance. In December 2022, the FASB deferred the date for which this guidance can be applied from December 31, 2022 to December 31, 2024. We adopted the new guidance during 2022. The adoption of this guidance did not have a material impact to our consolidated financial statements based on the change in reference rate from LIBOR to Term SOFR, with the transition being completed during the year ended December 31, 2023.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06"), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments, requiring bifurcation only if the convertible debt feature qualifies as a derivative under Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging* ("ASC 815") or for convertible debt issued at a substantial premium. The ASU removes certain settlement conditions required for equity contracts to qualify for the derivative scope exception, permitting more contracts to qualify for it. In addition, the guidance eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance also decreases interest expense due to the reversal of the remaining non-cash convertible debt discount. On January 1, 2022 we adopted this pronouncement using the modified retrospective approach to recognize our convertible notes as single liability instruments given they do not qualify as derivatives under ASC 815, nor were they issued at a substantial premium. Accordingly, as of January 1, 2022, we recorded a $162 million increase to debt, primarily as a result of the reversal of the remaining non-cash convertible debt discount, as well as a reduction of $308 million to additional paid in capital, which resulted in a cumulative effect on adoption of approximately $146 million to increase retained earnings.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50) - Disclosure of Supplier Finance Program Obligations. This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity's working capital, liquidity, and cash flows. We adopted ASU No. 2022-04 effective January 1, 2023. The adoption did not have a material impact to our consolidated financial statements and related disclosures.

*Recent Accounting Pronouncements*

In August 2023, the FASB issued ASU No. 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This ASU provides guidance requiring a joint venture to initially measure all contributions received upon its formation at fair value. The guidance is intended to provide users of joint venture financial statements with more decision-useful information. This ASU is effective for joint venture entities with a formation date on or after January 1, 2025 on a prospective basis. Early adoption is permitted, and joint ventures formed prior to the adoption date may elect to apply the new guidance retrospectively back to their original formation date. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires enhanced disclosures about significant segment expenses and other segment items and requires companies to disclose all annual disclosures about segments in interim periods. This ASU also requires public entities with a single reportable segment to provide all the disclosures required by the amendments in this ASU and all existing segment disclosures in Topic 280. The amendments in this ASU are intended to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied retrospectively to all periods presented. We are currently evaluating the impact of the new guidance on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This ASU is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption and retrospective application is permitted. We are currently evaluating the impact of the new guidance on our consolidated financial statements and related disclosures.

*Reclassifications*

For the year ended December 31, 2023, we no longer separately present *Impairments and Credit losses* in our consolidated statements of comprehensive income (loss). As a result, amounts presented in prior periods were reclassified to *Other Operating* to conform to the current year presentation.

For the year ended December 31, 2023, we no longer separately present *Accrued interest* in our consolidated balance sheets. As a result, amounts presented in prior periods were reclassified to *Accrued expenses and other liabilities* to conform to the current year presentation.

For the year ended December 31, 2023, we no longer separately present *Amortization of debt discounts and premiums; Increase (decrease) in accrued interest; and Impairments and Credit losses* in our cash flows from *Operating Activities* within our consolidated statements of cash flows. As a result, amounts presented in prior periods were reclassified to *Amortization of debt issuance costs, discounts and premiums; Increase in accrued expenses and other liabilities;* and *Other, net,* respectively, within *Operating Activities* to conform to the current year presentation.

**Note 3. *Revenue***

**Revenue Recognition**

Revenues are measured based on consideration specified in our contracts with customers and are recognized as the related performance obligations are satisfied.

The majority of our revenues are derived from passenger cruise contracts which are reported within *Passenger ticket revenues* in our consolidated statements of comprehensive income (loss). Our performance obligation under these contracts is to provide a cruise vacation in exchange for the ticket price. We receive payment before we satisfy this performance obligation and recognize revenue over the duration of each cruise, which generally ranges from two to 24 nights.

*Passenger ticket revenues* include charges to our guests for port costs that vary with passenger head counts. These types of port costs, along with port costs that do not vary by passenger head counts, are included in our operating expenses. The amounts of port costs charged to our guests and included within *Passenger ticket revenues* on a gross basis were $896 million, $639 million and $105 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Our total revenues also include *Onboard and other revenues*, which consist primarily of revenues from the sale of goods and services onboard our ships that are not included in passenger ticket prices. We receive payment before or concurrently with the transfer of these goods and services to cruise passengers and recognize revenue over the duration of the related cruise.

As a practical expedient, we have omitted disclosures on our remaining performance obligations as the duration of our contracts with customers is less than a year.

**Disaggregated Revenues**

The following table disaggregates our total revenues by geographic regions where we provide cruise itineraries (in millions):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Revenues by itinerary** | | | |
| North America(1) | $ 8,707 | $ 5,716 | $ 1,040 |
| Asia/Pacific | 993 | 372 | 128 |
| Europe | 2,685 | 1,754 | 180 |
| Other Regions(2) | 847 | 540 | 78 |
| **Total revenues by itinerary** | 13,232 | 8,382 | 1,426 |
| **Other revenues(3)** | 668 | 458 | 106 |
| **Total revenues** | $ 13,900 | $ 8,840 | $ 1,532 |

(1) Includes the United States, Canada, Mexico and the Caribbean.

(2) Includes seasonality impacted itineraries primarily in South and Latin American countries.

(3) Includes revenues primarily related to cancellation fees, vacation protection insurance, casino operations, pre- and post-cruise tours and fees for operating certain port facilities. Amounts also include revenues related to procurement and management related services we perform on behalf of our unconsolidated affiliates. Refer to Note 7. *Investments and Other Assets* for more information on our unconsolidated affiliates.

Passenger ticket revenues are attributed to geographic areas based on where the reservation originates. For the years ended December 31, 2023, 2022 and 2021, our guests were sourced from the following areas:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Passenger ticket revenues:** | | | |
| United States | 74 % | 75 % | 76 % |
| All other countries (1) | 26 % | 25 % | 24 % |

(1) No other individual country's revenue exceeded 10% for the years ended December 31, 2023, 2022 and 2021.

**Customer Deposits and Contract Liabilities**

Our payment terms generally require an upfront deposit to confirm a reservation, with the balance due prior to the cruise. Deposits received on sales of passenger cruises are initially recorded as *Customer deposits* in our consolidated balance sheets and subsequently recognized as passenger ticket revenues or onboard revenues during the duration of the cruise. ASC 606, *Revenues from Contracts with Customers*, defines a "contract liability" as an entity's obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. We do not consider customer deposits to be a contract liability until the customer no longer retains the unilateral right, resulting from the passage of time, to cancel such customer's reservation and receive a full refund. *Customer deposits* presented in our consolidated balance sheets include contract liabilities of $2.6 billion and $1.8 billion as of December 31, 2023 and December 31, 2022, respectively.

During the COVID-19 pandemic we provided flexibility to guests with bookings on sailings that were cancelled by allowing guests to receive future cruise credits ("FCC"). As of December 31, 2023, our customer deposit balance includes $371 million of unredeemed FCCs. Our FCCs are not refundable and do not have expiration dates. Based upon our analysis of historical redemption experience, we believe a portion of our FCCs are not probable of being used in future periods. Based on our current estimates, we recognized an immaterial amount of FCC breakage revenue during the year ended December 31, 2023. We will continue to monitor changes in redemption behavior and estimate and record revenue associated with breakage when the likelihood of the customer exercising their remaining rights becomes remote.

**Contract Receivables and Contract Assets**

Although we generally require full payment from our customers prior to their cruise, we grant credit terms to a relatively small portion of our revenue sourced in select markets outside of the United States. As a result, we have outstanding receivables from passenger cruise contracts in those markets. We also have receivables from credit card merchants for cruise ticket purchases and goods and services sold to guests during cruises that are collected before, during or shortly after the cruise voyage. In addition, we have receivables due from concessionaires onboard our vessels. These receivables are included within *Trade and other receivables, net* in our consolidated balance sheets.

Our credit card processors agreements require us, under certain circumstances, to maintain a reserve that can be satisfied by posting collateral. As of December 31, 2023, none of our credit card processors required us to maintain a reserve.

We have contract assets that are conditional rights to consideration for satisfying the construction services performance obligations under a service concession arrangement. As of December 31, 2023 and 2022, our contract assets were $167 million and $168 million, respectively, and were included within *Other assets* in our consolidated balance sheets. Given the short duration of our cruises and our collection terms, we do not have any other significant contract assets.

**Assets Recognized from the Costs to Obtain a Contract with a Customer**

Prepaid travel advisor commissions and prepaid credit and debit card fees are an incremental cost of obtaining contracts with customers that we recognize as an asset and include within *Prepaid expenses and other assets* in our consolidated balance sheets. Prepaid travel advisor commissions and prepaid credit and debit card fees were $257 million and $178 million as of December 31, 2023 and 2022, respectively. Our prepaid travel advisor commissions and prepaid credit and debit card fees are recognized at the time of revenue recognition or at the time of voyage cancellation, and are reported primarily within *Commissions, transportation and other* in our consolidated statements of comprehensive income (loss).

**Note 4. *Goodwill***

As of November 30, 2023, we performed our annual goodwill impairment review and determined there was no impairment of goodwill for the Silversea Cruises and Royal Caribbean International reporting units.

The principal assumptions used in the discounted cash flow analyses that support our Silversea Cruises and Royal Caribbean International reporting unit goodwill impairment assessment consisted of:

- Forecasted revenues per available passenger cruise day;

- Occupancy rates from existing vessels;

- Vessel operating expenses;

- Terminal growth rate; and

- Weighted average cost of capital (i.e., discount rate)

In respect to the Silversea Cruises reporting unit, we determined the fair value of the Silversea Cruises reporting unit exceeded its carrying value by approximately 63%, as of November 30, 2023. We did not perform interim impairment evaluations during the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023 as no triggering events were identified. We used a probability weighted discounted cash flow model in combination with a market-based valuation approach for the Silversea reporting unit. This requires the use of assumptions (described above) that are subject to risk and uncertainties.

In respect to the Royal Caribbean Reporting unit, we determined the fair value of the Royal Caribbean International reporting unit exceeded its carrying value by more than 100% as of November 30, 2023. We did not perform interim impairment evaluations during the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023 as no triggering events were identified. This requires the use of assumptions (described above) that are subject to risk and uncertainties.

The carrying value of goodwill attributable to our Royal Caribbean International, Celebrity Cruises, and Silversea Cruises reporting units during the years ended December 31, 2023 and 2022 were as follows (in millions):

|  | Royal Caribbean International | Celebrity Cruises | Silversea Cruises | Total |
|---|---|---|---|---|
| Balance at December 31, 2022 | $ 296 | $ 4 | $ 509 | $ 809 |
| Balance at December 31, 2023 | $ 296 | $ 4 | $ 509 | $ 809 |

Accumulated impairment losses to the carrying value of goodwill attributable to our reporting units were $576 million as of December 31, 2023 and December 31, 2022.

### Note 5. *Intangible Assets*

Intangible assets consist of finite and indefinite-life assets and are reported within *Other assets* in our consolidated balance sheets.

As of November 30, 2023, we performed our annual trade name impairment review and determined no impairment losses existed at the date of this annual assessment for this indefinite-life intangible asset. We determined the fair value of the Silversea Cruises trade name exceeded its carrying value by approximately 62% at the date of this annual assessment. We did not perform interim impairment evaluations during the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023 as no triggering events were identified.

The determination of our trade name fair values using a probability weighted discounted cash flow model and various valuation methods depending on the nature of the intangible asset, such as the relief-from-royalty method, requires the use of assumptions that are subject to risk and uncertainties. The principal assumptions used in the discounted cash flow analyses that support the Silversea Cruises trade name impairment assessment consisted of:

- Forecasted revenues per available passenger cruise day;

- Occupancy rates from existing vessels;

- Terminal growth rate;

- Royalty rate; and

- Weighted average cost of capital (i.e., discount rate).

The following is a summary of our intangible assets as of December 31, 2023 (in millions, except weighted average amortization period):

| | **As of December 31, 2023** | | | | |
|---|---|---|---|---|---|
| | **Remaining Weighted Average Amortization Period (Years)** | **Gross Carrying Value** | **Accumulated Amortization** | **Accumulated Impairment Losses** | **Net Carrying Value** |
| Finite-life intangible assets: | | | | | |
| Customer relationships | 9.6 | $ 97 | $ 35 | $ — | $ 62 |
| Galapagos operating license | 20.6 | 48 | 13 | — | 35 |
| Total finite-life intangible assets | | 145 | 48 | — | 97 |
| Indefinite-life intangible assets [1] | | 352 | — | 31 | 321 |
| Total intangible assets, net | | $ 497 | $ 48 | $ 31 | $ 418 |

[1] Primarily relates to the Silversea Cruises trade name representing approximately $318.7 million.

The following is a summary of our intangible assets as of December 31, 2022 (in millions, except weighted average amortization period):

| | As of December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | **Remaining Weighted Average Amortization Period (Years)** | **Gross Carrying Value** | **Accumulated Amortization** | **Accumulated Impairment Losses** | **Net Carrying Value** |
| Finite-life intangible assets: | | | | | |
| Customer relationships | 10.6 | $ 97 | $ 29 | $ — | $ 68 |
| Galapagos operating license | 21.6 | 48 | 11 | — | 37 |
| Total finite-life intangible assets | | 145 | 40 | — | 105 |
| Indefinite-life intangible assets [1] | | 352 | — | 31 | 321 |
| Total intangible assets, net | | $ 497 | $ 40 | $ 31 | $ 426 |

[1] Primarily relates to the Silversea Cruises trade name representing approximately $319 million.

The estimated future amortization for finite-life intangible assets for each of the next five years is $8 million.

**Note 6. *Property and Equipment***

Property and equipment consists of the following (in millions):

| | As of December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Ships | $ 36,255 | $ 34,344 |
| Ship improvements | 2,259 | 2,367 |
| Ships under construction | 3,052 | 1,061 |
| Land, buildings and improvements, including leasehold improvements and port facilities | 763 | 772 |
| Computer hardware and software, transportation equipment and other | 1,595 | 1,531 |
| Total property and equipment | 43,924 | 40,075 |
| Less—accumulated depreciation and amortization | (13,810) | (12,529) |
| | $ 30,114 | $ 27,546 |

Ships under construction include progress payments for the construction of new ships as well as planning, design, capitalized interest and other associated costs. We capitalized interest costs of $99 million, $64 million, and $59 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In June 2023, we took delivery of *Silver Nova.* In November 2023, we took delivery of *Celebrity Ascent* and *Icon of the Seas.* In our consolidated statement of cash flows for the year ended December 31, 2023, the acceptance of the ships and satisfaction of our obligations under the shipbuilding contract were classified as outflows and constructive disbursements within Investing Activities while the amounts novated and effectively advanced from our lenders under our previously committed financing arrangements were classified as inflows and constructive receipts within Financing Activities.

In January and April 2022, we took delivery of *Wonder of the Seas* and *Celebrity Beyond,* respectively. In July 2022, we purchased the *Silver Endeavour* for our Silversea Cruises brand for $277 million, including transaction fees. The ship entered service during the fourth quarter of 2022. Refer to Note 8. *Debt* for further information on our ship financings.

*Long-lived Assets impairments*

During the years ended December 31, 2023 and 2022, there were no material impairment charges recognized. Any impairment charges recognized on *Long-lived Assets* used in our operations are generally reported within *Other operating* in our consolidated statements of comprehensive income (loss).

**Note 7.** *Investments and Other Assets*

A Variable Interest Entity ("VIE") is an entity in which the equity investors have not provided enough equity to finance the entity's activities or the equity investors (1) cannot directly or indirectly make decisions about the entity's activities through their voting rights or similar rights; (2) do not have the obligation to absorb the expected losses of the entity; (3) do not have the right to receive the expected residual returns of the entity; or (4) have voting rights that are not proportionate to their economic interests and the entity's activities involve or are conducted on behalf of an investor with a disproportionately small voting interest. We hold equity interests in ventures related to our cruise operations. We account for the majority of these investments as either an equity method investment or a controlled subsidiary.

Effective March 31, 2023, we closed on the partnership agreement with iCON Infrastructure Partners VI, L.P. ("iCON"). This partnership will own, develop, and manage cruise terminal facilities and infrastructure in key ports of call, initially including several development projects in Italy and Spain. As part of the transaction with iCON we also agreed to sell 80% of the entity which owns our terminal at PortMiami. Refer below to *equity method investments* and *controlled subsidiarie*s for further information on the transaction. In addition, the partnership will pursue additional port infrastructure developments, including future plans to own, develop, and manage an infrastructure project in the U.S. Virgin Islands.

*Unconsolidated investments ("equity method investments")*

We have determined that TUI Cruises GmbH ("TUIC"), our 50%-owned joint venture, which operates the brands TUI Cruises and Hapag-Lloyd Cruises, is a VIE. We have determined that we are not the primary beneficiary of TUIC. We believe that the power to direct the activities that most significantly impact TUIC's economic performance is shared between ourselves and TUI AG, our joint venture partner. All the significant operating and financial decisions of TUIC require the consent of both parties, which we believe creates shared power over TUIC. Accordingly, we do not consolidate this entity and account for this investment under the equity method of accounting.

As of December 31, 2023, the net book value of our investment in TUIC was $657 million, primarily consisting of $566 million in equity and a loan of €71 million, or approximately $79 million, based on the exchange rate at December 31, 2023. As of December 31, 2022, the net book value of our investment in TUIC was $466 million, primarily consisting of $361 million in equity and a loan of €87 million, or approximately $93 million, based on the exchange rate at December 31, 2022. The loan, which was made in connection with the sale of *Splendour of the Seas* in April 2016, accrues interest at a rate of 6.25% per annum and is payable over 10 years. This loan is 50% guaranteed by TUI AG and is secured by a first priority mortgage on the ship.

TUIC has various ship construction and financing agreements which include certain restrictions on each of our and TUI AG's ability to reduce our current ownership interest in TUIC below 37.55% through May 2033. Our investment amount and outstanding term loan are substantially our maximum exposure to loss in connection with our investment in TUIC.

We have determined that Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility in which we have a 40% noncontrolling interest, is a VIE. This facility serves cruise and cargo ships, oil and gas tankers and offshore units. We utilize this facility, among other ship repair facilities, for our regularly scheduled drydocks and certain emergency repairs as may be required. We have determined that we are not the primary beneficiary of this facility, as we do not have the power to direct the activities that most significantly impact the facility's economic performance. Accordingly, we do not consolidate this entity.

During the second half of 2023, we formed a 50%-owned joint venture with the other 40% shareholder of Grand Bahama to operate Floating Docks S. DE RL. ("Floating Docks"). Floating Docks will construct two floating drydocks, with delivery dates expected in 2025 and 2026, that will be leased to Grand Bahama and allow it to service the entire range of cruise ships in operation and under construction, as well as much of the world's commercial shipping fleet. We and our joint venture partner have each guaranteed 50% of certain installment payments payable by Floating Docks under the drydock and related construction contracts, which are contingent on the achievement of certain construction milestones, bringing our total payment guarantees to $46 million as of December 31, 2023. Our investment in Floating Docks, including loans, is immaterial to our consolidated financial statements as of December 31, 2023.

We have determined that Floating Docks is a VIE. We have determined that we are not the primary beneficiary of Floating Docks since we believe that the power to direct the activities that most significantly impact Floating Docks' economic performance is shared between ourselves and our joint venture partner. All the significant operating and financial decisions of Floating Docks require the consent of both parties which we believe creates shared power over Floating Docks. Accordingly, we do not consolidate this entity and account for this investment under the equity method of accounting.

As part of the transaction with iCON, we sold our controlling interest in two Italian entities for an immaterial amount of net proceeds and recognized an immaterial gain on the sale. At closing, we have determined that the partnership and both Italian entities are VIE's. These entities in Italy represent development projects to own, develop, and manage cruise terminal facilities in key ports of call. We have determined that we are not the primary beneficiary for either of these entities as we do not have the power to direct the activities that most significantly impact the economic performance. Accordingly, we do not consolidate these entities.

The following tables set forth information regarding our investments accounted for under the equity method of accounting, including the entities discussed above (in millions):

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Share of equity income (loss) from investments | $ 200 | $ 57 | $ (135) |
| Dividends received [1] | $ 11 | $ 1 | $ — |

(1) Represents dividends received net of tax withholdings.

| | As of December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Total notes receivable due from equity investments | $ 105 | $ 101 |
| Less-current portion [1] | 19 | 18 |
| Long-term portion [2] | $ 86 | $ 83 |

_____

(1)     Included within *Trade and other receivables, net* in our consolidated balance sheets.

(2)     Included within *Other assets* in our consolidated balance sheets.

Summarized financial information for our affiliates accounted for under the equity method of accounting was as follows (in millions):

| | As of December 31, | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| Current assets | $ | 528 | $ | 658 |
| Non-current assets | | 5,264 | | 4,838 |
| **Total assets** | $ | 5,792 | $ | 5,496 |
| | | | | |
| Current liabilities | $ | 1,464 | $ | 1,145 |
| Non- current liabilities | | 2,907 | | 3,381 |
| **Total liabilities** | $ | 4,371 | $ | 4,526 |

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** | |
| Total revenues | $ | 2,328 | $ | 1,539 | $ | 679 |
| Total expenses | | (1,857) | | (1,416) | | (897) |
| Net income (loss) | $ | 471 | $ | 123 | $ | (218) |

*Consolidated investments ("controlled subsidiaries")*

As part of the transaction with iCON, we sold an 80% interest in the entity which owns our terminal at PortMiami for $208.9 million and retained a 20% minority interest, effective March 31, 2023. We also sold a noncontrolling interest in another entity which is developing a port project in Spain for an immaterial amount. We have determined that both of these entities are VIEs, and we are the primary beneficiary as we have the power to direct the activities that most significantly impact the facility's economic performance. Accordingly, we will continue to consolidate both entities. The cash consideration received for the sale of the PortMiami terminal company, net of transaction costs, was allocated between paid in capital and noncontrolling interest using the net book value of our investment in the PortMiami terminal, as presented in the statement of shareholders' equity.

*Other Assets*

*Credit Losses*

We reviewed our receivables for credit losses in connection with the preparation of our financial statements for the year ended December 31, 2023. In evaluating the allowance, management considered factors such as historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. Our credit loss allowance as of December 31, 2023, primarily relates to credit losses recognized on notes receivable for the previous sale of certain property and equipment of $43 million which were originated in 2015 and 2020.

The following table summarizes our credit loss allowance related to receivables (in millions):

| | Credit Loss Allowance | |
|---|---|---|
| Balance at January 1, 2022 | $ | 100 |
| Credit loss (recovery), net | | (10) |
| Write-offs | | (7) |
| Balance at December 31, 2022 | | 83 |
| Credit loss (recovery), net | | (12) |
| Write-offs | | (22) |
| Balance at December 31, 2023 | $ | 49 |

**Note 8.** *Debt*

Debt consists of the following (in millions):

| | Interest Rate[(1)] | Maturities Through | As of December 31, | |
| --- | --- | --- | --- | --- |
| | | | **2023** | **2022** |
| **Fixed rate debt:** | | | | |
| Unsecured senior notes | 3.70% - 11.63% | 2026 - 2030 | $ 7,899 | $ 7,199 |
| Secured senior notes | 8.25% | 2029 | 1,000 | 2,371 |
| Unsecured term loans | 1.28% - 5.89% | 2027 - 2035 | 6,569 | 4,561 |
| Convertible notes | 6.00% | 2025 | 1,150 | 1,725 |
| Total fixed rate debt | | | 16,618 | 15,856 |
| **Variable rate debt[(2)]:** | | | | |
| Unsecured revolving credit facilities[(3)] | 7.25% -7.50% | 2025 - 2028 | 899 | 2,744 |
| USD unsecured term loans | 5.99% - 9.98% | 2024 - 2037 | 3,666 | 4,336 |
| Euro unsecured term loans | 5.26% -6.10% | 2024 - 2026 | 443 | 535 |
| Total variable rate debt | | | 5,008 | 7,615 |
| **Finance lease liabilities** | | | 369 | 351 |
| **Total debt** [(4)] | | | 21,995 | 23,822 |
| Less: unamortized debt issuance costs | | | (543) | (431) |
| Total debt, net of unamortized debt issuance costs | | | 21,452 | 23,391 |
| Less—current portion | | | (1,720) | (2,088) |
| Long-term portion | | | $ 19,732 | $ 21,303 |

(1)   Interest rates based on outstanding loan balance as of December 31, 2023, and for variable rate debt, includes either EURIBOR or Term SOFR *plus* the applicable margin.

(2)   During the year ended December 31, 2023, we completed our transition from LIBOR to Term SOFR rates for all of our variable rate facilities, with such transition having taken effect at the interest reset date for each such facility.

(3)   Advances under our unsecured revolving credit facilities accrue interest at Term SOFR plus a 0.10% credit adjustment spread plus an interest rate margin primarily at 1.80%. Based on applicable Term SOFR rates, as of December 31, 2023, the maximum interest rate under the unsecured credit facilities was 7.50%. We also pay a facility fee primarily at 0.20% of the total commitments under such facility.

(4)   At December 31, 2023 and 2022, the weighted average interest rate for total debt was 6.06% and 6.23%, respectively.

*Unsecured Revolving Credit Facilities*

In January 2023, we amended and extended the majority of our two unsecured revolving credit facilities. The amendment extended the maturities of $2.3 billion of the $3.0 billion aggregate revolving capacity by one year to April 2025, with the remainder maturing in April 2024. In October 2023, we refinanced both unsecured revolving credit facilities as well as the $502 million unsecured term loan scheduled to fully mature in October 2024, bringing our aggregate revolving credit capacity to $3.5 billion. As of December 31, 2023, $1.7 billion of the commitments are scheduled to mature in October 2026, $1.7 billion of the commitments are scheduled to mature in October 2028, and the remaining $97 million of commitments are scheduled to mature in April 2025. As of December 31, 2023, we had undrawn capacity of $2.6 billion under our unsecured revolving credit facilities.

*Convertible Notes*

In June 2023, our remaining $350 million of the 4.25% Convertible Senior Notes matured. The notes were settled using a combination of $338 million in cash, and the issuance of approximately 374,000 shares of common stock. The issuance of equity increased additional paid in capital by an immaterial amount.

In November 2023, our remaining $225 million of the 2.875% Convertible Senior Notes matured. The notes were settled using a combination of $225 million in cash and the issuance of approximately 147,000 shares of common stock. The issuance of equity increased additional paid in capital by an immaterial amount.

*2023 Debt financing transactions*

In February 2023, we issued $700 million aggregate principal amount of 7.25% senior guaranteed notes due January 2030 ("7.25% Priority Guaranteed Notes"). Upon closing, we terminated our commitment for the $700 million 364-day term loan facility. In addition, the remaining $350 million backstop committed financing was also terminated upon closing, which resulted in an immaterial loss on extinguishment of debt.

In June 2023, we took delivery of *Silver Nova*. To finance the delivery, we borrowed a total of $503 million under the committed financing agreement, resulting in an unsecured term loan which is 95% guaranteed by Euler Hermes. The unsecured loan amortizes semi-annually over 12 years and bears interest at a fixed rate of 4.21% per annum.

During 2023, we repaid the remaining $1.4 billion of our 11.50% secured senior notes due June 2025, which resulted in a total loss on extinguishment of debt of $105 million that was recognized within *Interest expense, net of interest capitalized* within our consolidated statements of comprehensive income (loss) for the year ended December 31, 2023.

In October 2023, in connection with the revolving credit facilities refinancing described above, we paid the remaining $502 million of the $0.6 billion unsecured term loan due October 2023 which was previously amended in September 2022 to extend the maturity date of advances under the facilities held by consenting lenders by 12 months to October 2024. The payment resulted in an immaterial loss on extinguishment of debt recognized within *Interest expense, net of interest capitalized* within our consolidated statements of comprehensive income (loss) for the year ended December 31, 2023.

In November 2023, we took delivery of *Celebrity Ascent*. To finance the delivery, we borrowed a total of $844 million under the committed financing agreement, resulting in an unsecured term loan which is 100% guaranteed by Bpifrance Assurance Export. The unsecured loan amortizes semi-annually over 12 years. The majority of the loan bears interest at a fixed rate of 3.18% per annum and a portion of the loan bears interest at a floating rate equal to Term SOFR plus a margin of 1.45%. Based on applicable Term SOFR rates, as of December 31, 2023, the unsecured term loan weighted average interest rate was 3.33%.

In November 2023, we took delivery of *Icon of the Seas*. To finance the delivery, we borrowed a total of $1.8 billion under the committed financing agreement, resulting in an unsecured term loan which is primarily guaranteed 100% by Finnvera plc and the remaining smaller portion guaranteed 95% by Euler Hermes. The unsecured loan amortizes semi-annually over 12 years. The majority of the loan bears interest at a fixed rate of 3.56% per annum and a portion of the loan bears interest at a floating rate equal to Term SOFR plus a margin of 1.53% - 1.58%. Based on applicable Term SOFR rates, as of December 31, 2023, the unsecured term loan weighted average interest rate was 4.76%.

*2022 Debt financing transactions*

In January 2022, we issued $1.0 billion of senior notes (the "January 2022 Unsecured Notes") due in 2027 for net proceeds of approximately $990 million. Interest accrues at a fixed rate of 5.375% per annum and is payable semi-annually in arrears. The proceeds from the January 2022 Unsecured Notes were used to repay principal payments on debt maturing in 2022 (including to pay fees and expenses in connection with such repayments).

In January 2022, we took delivery of *Wonder of the Seas*. To finance the delivery, we borrowed a total of $1.3 billion under a credit agreement novated to us upon delivery of the ship in January 2022, resulting in an unsecured term loan which is 100% guaranteed by Bpifrance Assurance Export ("BpiFAE"), the official export credit agency ("ECA") of France. The unsecured loan amortizes semi-annually over 12 years and bears interest at a fixed rate of 3.18% per annum.

In April 2022, we took delivery of *Celebrity Beyond*. To finance the delivery, we borrowed a total of €0.7 billion or approximately $0.8 billion and $0.7 billion based on the exchange rate at December 31, 2023 and 2022, respectively, under a credit agreement novated to us upon delivery of the ship in April 2022, resulting in an unsecured term loan which is 100% guaranteed by BpiFAE. The unsecured loan amortizes semi-annually over 12 years and bears interest at a fixed rate of 1.28% per annum.

In July 2022, we purchased *Silver Endeavour* for our Silversea Cruises brand. To finance the purchase, we assumed $277 million of debt, which is 95% guaranteed by Euler Hermes Aktiengesellschaft ("Hermes"), the official export credit agency of Germany. The loan amortizes semi-annually over 13 years starting in July 2024 and bears interest at a floating rate equal to Term SOFR plus a margin of 1.25%. The loan will mature in July 2037.

In August 2022, we issued $1.15 billion of convertible senior notes which accrue interest at 6.00% and mature in August 2025. Upon conversion election, we may deliver shares of our common stock, cash, or a combination of common stock and cash, at our election. The initial conversion rate per $1,000 principal amount of the convertible notes is 19.9577 shares of our common stock, which is equivalent to an initial conversion price of approximately $50.11 per share, subject to adjustment in certain circumstances. Prior to May 15, 2025, the convertible notes will be convertible at the option of holders during certain periods, and only under certain circumstances set forth in the indenture.

On or after May 15, 2025, the convertible notes will be convertible at any time until the close of business on the second scheduled trading day immediately preceding their maturity date. We received gross proceeds from the offering of $1.15 billion, which we used to repurchase $800 million aggregate principal amount of our 4.25% convertible senior notes due June 15, 2023 and $350 million aggregate principal amount of our 2.875% convertible senior notes due November 15, 2023 (which were settled in November 2023 as described above) in privately negotiated transactions. The $1.15 billion repayment resulted in a total loss on the extinguishment of debt of $12.8 million, which was recognized within *Interest expense, net of interest capitalized* within our consolidated statements of comprehensive loss for the year ended December 31, 2022.

In August 2022, we issued $1.25 billion of senior unsecured notes which accrue interest at 11.625% that mature in August 2027. The net proceeds of the offering of $1.23 billion were used to repay debt that matured in 2022, including the $650 million 5.25% unsecured senior notes due November 2022, which resulted in an immaterial loss on extinguishment of debt.

In October 2022, we issued $1.0 billion aggregate principal amount of 9.250% senior guaranteed notes due 2029 (the "9.25% Priority Guaranteed Notes") and $1.0 billion aggregate principal amount of 8.250% senior secured notes due 2029 (the "8.25% Secured Notes" and together with the 11.5% Secured Notes, the "Secured Notes"), both callable in April 2025. We used the combined net proceeds, of the respective offerings, together with cash on hand, to fund the redemption, including call premiums, fees and expenses, of our outstanding 9.125% senior priority guaranteed notes due 2023 and 10.875% senior secured notes due 2023, which resulted in a total loss on extinguishment of debt of $77 million, which was recognized within *Interest expense, net of interest capitalized* within our consolidated statements of comprehensive loss for the year ended December 31, 2022.

*Export credit agency guarantees*

Except for the term loans we incurred to acquire *Celebrity Flora* and *Silver Moon,* all of our unsecured ship financing term loans are guaranteed by the export credit agency in the respective country in which the ship is constructed. For the majority of the loans as of December 31, 2023, we pay to the applicable export credit agency, depending on the financing agreement, an upfront fee of 2.35% to 5.48% of the maximum loan amount in consideration for these guarantees. We amortize the fees that are paid upfront over the life of the loan. We classify these fees within *Amortization of debt issuance costs, discounts and premiums* in our consolidated statements of cash flows. Prior to the loan being drawn, we present these fees within *Other assets* in our consolidated balance sheets. Once the loan is drawn, such fees are classified as a discount to the related loan, or contra-liability account, within *Current portion of long-term debt* or *long-term debt*.

*Debt covenants*

Our revolving credit facilities, the majority of our term loans, and certain of our credit card processing agreements, contain covenants that require us, among other things, to maintain a fixed charge coverage ratio, limit our net debt-to-capital ratio, maintain minimum liquidity, and under certain facilities, to maintain a minimum stockholders' equity. As of December 31, 2023, our credit facility amendments require us to prepay outstanding deferred amounts of $910 million, if we elect to pay dividends or complete share repurchases. As of December 31, 2023, we were in compliance with our debt covenants and we estimate we will be in compliance for the next twelve months.

The net carrying value of the 6.00% convertible notes was as follows:

| (in millions) | As of December 31, 2023 | As of December 31, 2022 |
|---|---:|---:|
| Principal | $ 1,150 | $ 1,725 |
| Less: Unamortized debt issuance costs | 13 | 24 |
| | $ 1,137 | $ 1,701 |

The interest expense recognized related to the 6.00% convertible notes was as follows:

| (in millions) | As of December 31, 2023 | As of December 31, 2022 |
|---|---:|---:|
| Contractual interest expense | $ 69 | $ 76 |
| Amortization of debt issuance costs | 8 | 16 |
| | $ 77 | $ 92 |

Following is a schedule of annual maturities on our total debt including finance leases, as of December 31, 2023 for each of the next five years (in millions):

| Year | As of December 31, 2023 (1) |
|---|---:|
| 2024 | $ 1,722 |
| 2025 | 2,650 |
| 2026 | 3,406 |
| 2027 | 3,763 |
| 2028 | 3,489 |
| Thereafter | 6,965 |
| | $ 21,995 |

(1)   Debt denominated in other currencies is calculated based on the applicable exchange rate at December 31, 2023.

### Note 9. *Leases*

*Operating leases*

Our operating leases primarily relate to preferred berthing arrangements, real estate, and shipboard equipment which are included within *Operating lease right-of-use asset*s and *Long-term operating lease liabilities,* with the current portion of the liability included within *Current portion of operating lease liabilities* in our consolidated balance sheets as of December 31, 2023 and 2022. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. We recognize lease expense for these leases on a straight-line basis over the lease term. Our operating leases included the operating lease for *Silver Explorer* which expired in the fourth quarter of 2023 and the ship was returned to the lessor.

In November 2023 we executed a modification to our preferred berthing agreement with Miami-Dade County ("County") to extend the expiration from 2027 to 2042, inclusive of development plans for the County to finance the construction of a new and improved cruise Terminal G at PortMiami. The total aggregate amount of the operating lease liabilities recorded for this berthing agreements was $167 million and $79 million as of December 31, 2023 and December 31, 2022, respectively. In addition, there will be future remeasurements as the County completes several construction milestones throughout the term of the extended lease. The most significant of which will be for Terminal G, which will include a remeasurement of the operating lease in 2027 or later, when the County satisfies substantial completion, as the minimum lease payments will increase to approximately $55 million per year, with expected 3% annual increases thereafter.

For some of our real estate leases and berthing agreements, we do have the option to extend our current lease term. For those lease agreements with renewal options, the renewal periods for real estate leases primarily range from one to 10 years and the renewal periods for berthing agreements primarily range from one to 20 years. Generally, we do not include renewal options as a component of our present value calculation for berthing agreements. However, for certain real estate leases, we include them.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate in determining the present value of lease payments. We estimate our incremental borrowing rates based on Term SOFR and U.S. Treasury note rates corresponding to lease terms increased by the Company's credit risk spread and reduced by the estimated impact of collateral. In addition, we have lease agreements with lease and non-lease components, which are generally accounted for separately. However, for berthing agreements, we account for the lease and non-lease components as a single lease component.

*Finance leases*

Our finance leases primarily relate to buildings and surrounding land located at our Miami headquarters, and our lease for *Silver Dawn*. Finance leases are included within *Property, and Equipment*, *net,* and *Long-term debt* with the current portion of the liability included within *Current portion of long-term debt* in our consolidated balance sheets as of December 31, 2023 and 2022.

The Company's master lease agreement ("Master Lease") with Miami-Dade County related to the buildings and surrounding land located at our Miami headquarters is classified as a finance lease in accordance with ASC 842, *Leases*. The Master Lease includes two five-year options to extend the lease which we are reasonably certain to exercise. In November 2023 we executed a modification to the Master Lease agreement to extend its expiration from 2076 to 2077 after coming to an agreement with Miami-Dade County on the financing plans to finalize the development of the buildings and land. The modification of the Master Lease did not change the classification of the lease. The total aggregate amount of the finance lease liabilities recorded for this Master Lease was $104 million and $56 million as of December 31, 2023 and December 31, 2022, respectively. The development of the new campus buildings are expected to be completed in 2026, and the lease components will be recorded within our consolidated financial statements upon commencement.

Silversea Cruises operates *Silver Dawn* under a sale-leaseback agreement with a bargain purchase option at the end of the 15 year lease term. Due to the bargain purchase option at the end of the lease term in 2036 whereby Silversea Cruises is reasonably certain of obtaining ownership of the ship, *Silver Dawn* is accounted for as a finance lease. The lease includes other purchase options beginning in year three, none of which are reasonably certain of being exercised at this time. The total aggregate amount of finance lease liabilities recorded for this ship was $246 million and $265 million as of December 31, 2023 and December 31, 2022, respectively. The lease payments on the *Silver Dawn* are subject to adjustments based on the Term SOFR rate.

Supplemental balance sheet information for leases was as follows (in millions):

| | As of December 31, 2023 | As of December 31, 2022 |
|---|---|---|
| Lease assets: | | |
| Finance lease right-of-use assets, net: | | |
| Property and equipment, gross | $ 520 | $ 669 |
| Accumulated depreciation | (69) | (124) |
| Property and equipment, net | 451 | 545 |
| Operating lease right-of-use assets | 611 | 538 |
| Total lease assets | $ 1,062 | $ 1,083 |
| Lease liabilities: | | |
| Finance lease liabilities: | | |
| Current portion of debt | $ 26 | $ 34 |
| Long-term debt | 343 | 317 |
| Total finance lease liabilities | 369 | 351 |
| Operating lease liabilities: | | |
| Current portion of operating lease liabilities | 65 | 80 |
| Long-term operating lease liabilities | 613 | 523 |
| Total operating lease liabilities | 678 | 603 |
| Total lease liabilities | $ 1,047 | $ 954 |

The components of lease costs were as follows (in millions):

| | Consolidated Statement of Comprehensive Income (Loss) Classification | Year Ended December 31, 2023 | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|---|---|
| Lease costs: | | | | |
| Operating lease costs | Commission, transportation and other | $ 183 | $ 127 | $ 19 |
| Operating lease costs | Other operating expenses | 22 | 22 | 23 |
| Operating lease costs | Marketing, selling and administrative expenses | 21 | 19 | 18 |
| Finance lease costs: | | | | |
| Amortization of right-of-use-assets | Depreciation and amortization expenses | 22 | 24 | 17 |
| Interest on lease liabilities | Interest expense, net of interest capitalized | 30 | 22 | 3 |
| Total lease costs | | $ 278 | $ 214 | $ 80 |

In addition, certain of our berthing agreements include variable lease costs based on the number of passengers berthed. During the twelve months ended December 31, 2023 and December 31, 2022, we had $85 million and $66 million of variable lease costs recorded within *Commission, transportation and other* in our consolidated statement of comprehensive income (loss), respectively. These variable lease costs are included within the balances presented above.

The weighted average of the remaining lease terms and weighted average discount rates are as follows:

| | As of December 31, 2023 | As of December 31, 2022 |
|---|---|---|
| Weighted average of the remaining lease term | | |
| Operating leases | 19.43 | 17.69 |
| Finance leases | 23.92 | 19.26 |
| Weighted average discount rate | | |
| Operating leases | 7.53 % | 6.92 % |
| Finance leases | 5.83 % | 6.43 % |

Supplemental cash flow information related to leases is as follows (in millions):

| | Year Ended December 31, 2023 | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
| Operating cash flows from operating leases | $ 178 | $ 127 | $ 43 |
| Operating cash flows from finance leases | 30 | 22 | 3 |
| Financing cash flows from finance leases | $ 31 | $ 48 | $ 24 |

As of December 31, 2023, maturities related to lease liabilities were as follows (in millions):

| Years | Operating Leases | Finance Leases |
|---|---|---|
| 2024 | $ 113 | $ 47 |
| 2025 | 106 | 45 |
| 2026 | 96 | 39 |
| 2027 | 76 | 38 |
| 2028 | 69 | 37 |
| Thereafter | 1,030 | 683 |
| Total lease payments | 1,490 | 889 |
| Less: Interest | (812) | (520) |
| Present value of lease liabilities | $ 678 | $ 369 |

### Note 10. *Shareholders' Equity*

On January 1, 2022, we adopted ASU 2020-06 using the modified retrospective approach to recognize our convertible notes as single liability instruments. As a result of the adoption of this pronouncement, the cumulative effect to *Shareholders' equity* was a reduction of $162 million. For further information regarding the entry recorded and the adoption of ASU 2020-06, refer to Note 2. *Summary of Significant Accounting Policies.*

*Common Stock Issued*

During March 2021, we issued 16.9 million shares of common stock, par value $0.01 per share, at a price of $91.00 per share. We received net proceeds of $1.5 billion from the sale of our common stock, after deducting the estimated offering expenses payable by us.

*Dividends*

We did not declare any dividends during the years ended December 31, 2023, December 31, 2022, and December 31, 2021. We were previously restricted under certain of our credit facilities from paying dividends while waivers to the financial covenants within such facilities were in effect. While the waivers have now expired, in the event we declare a dividend, we will need to repay the principal amounts deferred under our export credit facilities.

*Noncontrolling Interests*

Effective March 31, 2023, we closed the partnership with iCON. We sold 80% of the entity which owns our terminal at PortMiami for $208.9 million and retained a 20% minority interest. The cash consideration received, net of transaction costs, was allocated between paid-in capital and noncontrolling interest in the accompanying consolidated statement of shareholders' equity for the year ended December 31, 2023. Refer to Note 7. *Investments and Other Assets* for further information on the transaction.

### Note 11. *Stock-Based Employee Compensation*

We currently have awards outstanding under one stock-based compensation plan, our 2008 Equity Plan, which provides for awards to our officers, directors and key employees. The 2008 Equity Plan, as amended, provides for the issuance of up to 10,083,570 shares of our common stock pursuant to grants of (i) incentive and non-qualified stock options, (ii) stock appreciation rights, (iii) stock awards (including time-based and/or performance-based stock awards) and (iv) restricted stock units (including time-based and performance-based restricted stock units). During any calendar year, no one individual (other than non-employee members of our board of directors) may be granted awards of more than 500,000 shares and no non-employee member of our board of directors may be granted awards with a value, measured as of the grant date, which together with cash compensation paid to such director for such calendar year, would exceed $750,000. Restricted stock units outstanding as of December 31, 2023, generally vest in equal installments over three or four years from the date of grant. In addition, performance shares and performance share units generally vest in three years. With certain limited exceptions, awards are forfeited if the recipient ceases to be an employee before the shares vest. We have not issued stock options since 2016, and all stock options have been exercised as of December 31, 2021. As a result, no Stock option expense has been recognized for the years ended December 31, 2023, 2022 and 2021.

Our officers receive their long-term incentive awards through a combination of performance share units and restricted stock units. Each performance share unit award is expressed as a target number of performance share units based upon the fair market value of our common stock on the date the award is issued. The actual number of shares underlying each award (not to exceed 200% of the target number of performance share units) will be determined based upon the Company's achievement of a specified performance target range. In 2023, we issued a target number of 314,197 performance share units, which will vest approximately three years following the award issue date. The performance payout of these grants will be based on return on the Company's invested capital ("ROIC"), earnings per share ("EPS"), EBITDA per APCD, and Carbon Intensity Reduction for the year ended December 31, 2023, to December 31, 2025, as may be adjusted by the Talent and Compensation Committee of our board of directors in early 2026 for events that are outside of management's control.

Our senior officers meeting certain minimum age and service criteria receive their long-term incentive awards through a combination of restricted stock awards and restricted stock units. The restricted stock awards are subject to both performance and time-based vesting criteria while the restricted stock units are subject only to time-based vesting criteria. Each restricted stock award is issued in an amount equal to 200% of the target number of shares underlying the award based upon the fair market value of our common stock on the date the award is issued. Declared dividends accrue (but do not get paid) on the restricted stock awards during the vesting period, with the accrued amounts to be paid out following vesting only on the number of shares underlying the award which actually vest based on satisfaction of the performance criteria. The actual number of shares that vest (not to exceed 200% of the shares) will be determined based upon the Company's achievement of a specified performance target range.

In 2023, we issued 354,822 restricted stock awards, representing 300% of the target number of shares underlying the award, all of which are considered issued and outstanding from the date of issuance; however, grantees will only retain those shares earned as the result of the Company achieving the performance goals during the measurement period. The performance payout of the 2023 awards will be based on the Company's ROIC, EPS, EBITDA per APCD, and Carbon Intensity Reduction for the year ended December 31, 2024, as may be adjusted by the Talent and Compensation Committee of our board of directors in early 2025 for events that are outside of management's control.

We also provide an Employee Stock Purchase Plan ("ESPP") to facilitate the purchase by employees of up to 2,800,000 shares of common stock in the aggregate. Offerings to employees are made on a quarterly basis. Subject to certain limitations, the purchase price for each share of common stock is equal to 85% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period. During the years ended December 31, 2023, 2022 and 2021, 151,989, 171,279 and 136,480 shares of our common stock were purchased under the ESPP at a weighted-average price of $71.23, $44.01 and $70.95, respectively.

Total compensation expense recognized for employee stock-based compensation for the years ended December 31, 2023, 2022 and 2021 was as follows (in millions):

| Classification of expense | Employee Stock-Based Compensation | | | | | |
| | 2023 | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| Marketing, selling and administrative expenses | $ | 126 | $ | 36 | $ | 64 |
| Total compensation expense | $ | 126 | $ | 36 | $ | 64 |

Restricted stock units are converted into shares of common stock upon vesting or, if applicable, are settled on a one-for-one basis. The cost of these awards is determined using the fair value of our common stock on the date of the grant, and compensation expense is recognized over the vesting period. Restricted stock activity is summarized in the following table:

| Restricted Stock Units Activity | Number of Awards | | Weighted-Average Grant Date Fair Value |
|---|---|---|---|
| Non-vested share units as of January 1, 2023 | 983,073 | $ | 80.58 |
| Granted | 622,754 | | 75.26 |
| Vested | (441,418) | | 83.04 |
| Canceled | (57,651) | | 78.49 |
| Non-vested share units as of December 31, 2023 | 1,106,758 | $ | 76.72 |

The weighted-average estimated fair value of restricted stock units granted during the years ended December 31, 2022 and 2021 was $72.21 and $85.08, respectively. The total fair value of shares released on the vesting of restricted stock units during the years ended December 31, 2023, 2022 and 2021 was $33 million, $30 million, and $36 million, respectively. As of December 31, 2023, we had $38 million of total unrecognized compensation expense, net of estimated forfeitures, related to restricted stock unit grants, which will be recognized over the weighted-average period of 0.91 years.

Performance share units are converted into shares of common stock upon vesting on a one-for-one basis. We estimate the fair value of each performance share when the grant is authorized and the related service period has commenced. We remeasure the fair value of our performance shares in each subsequent reporting period until the grant date has occurred, which is the date when the performance conditions are satisfied. We recognize compensation cost over the vesting period based on the probability of the service and performance conditions being achieved adjusted for each subsequent fair value measurement until the grant date. If the specified service and performance conditions are not met, compensation expense will not be recognized and any previously recognized compensation expense will be reversed. Performance share units activity is summarized in the following table:

| Performance Share Units Activity | Number of Awards | | Weighted-Average Grant Date Fair Value |
|---|---|---|---|
| Non-vested share units as of January 1, 2023 | 553,047 | $ | 85.93 |
| Granted | 314,197 | | 73.96 |
| Vested | (95,701) | | 97.11 |
| Canceled | (98,408) | | 87.07 |
| Non-vested share units as of December 31, 2023 | 673,135 | $ | 78.59 |

The weighted-average estimated fair value of performance share units granted during the years ended December 31, 2022 and 2021 was $79.80 and $84.83, respectively. The total fair value of shares released on the vesting of performance share units during the years ended December 31, 2023, 2022 and 2021 was $7 million, $5 million and $6 million, respectively. As of December 31, 2023, we had $34 million of total unrecognized compensation expense, net of estimated forfeitures, related to performance share unit grants, which will be recognized over the weighted-average period of 1.31 years.

We estimate the fair value of each restricted stock award when the grant is authorized and the related service period has commenced. We remeasure the fair value of these restricted stock awards in each subsequent reporting period until the grant date has occurred, which is the date when the performance conditions are satisfied. We recognize compensation cost over the vesting period based on the probability of the service and performance conditions being achieved adjusted for each subsequent fair value measurement until the grant date. If the specified service and performance conditions are not met, compensation expense will not be recognized, any previously recognized compensation expense will be reversed, and any unearned shares will be returned to the Company. Restricted stock awards activity is summarized in the following table:

| Restricted Stock Awards Activity | Number of Awards | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Non-vested share units as of January 1, 2023 | 773,966 | $ 92.28 |
| Granted | 354,822 | 74.59 |
| Vested | (47,611) | 110.21 |
| Canceled | (213,313) | 110.21 |
| Non-vested share units as of December 31, 2023 | 867,864 | $ 79.65 |

The weighted-average estimated fair value of restricted stock awards granted during the years ended December 31, 2022 and 2021 was $79.80 and $84.83, respectively. As of December 31, 2023, we had $3 million of total unrecognized compensation expense, net of estimated forfeitures, related to restricted stock award grants, which will be recognized over the weighted-average period of 1.17 years.

**Note 12.** *Earnings (Loss) Per Share*

A reconciliation between basic and diluted Earnings (Loss) per share is as follows (in millions, except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Net Income (loss) attributable to Royal Caribbean Cruises Ltd. for basic and diluted loss per share | $ 1,697 | $ (2,156) | $ (5,260) |
| Add convertible notes interest | 88 | — | — |
| Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. for diluted earnings (loss) per share | 1,785 | (2,156) | (5,260) |
| Weighted-average common shares outstanding | 256 | 255 | 252 |
| Dilutive effect of stock-based awards | 1 | — | — |
| Diluted effect of convertible notes | 26 | — | — |
| Diluted weighted-average shares outstanding | 283 | 255 | 252 |
| Basic earnings (loss) per share | $ 6.63 | $ (8.45) | $ (20.89) |
| Diluted earnings (loss) per share | $ 6.31 | $ (8.45) | $ (20.89) |

Effective January 1, 2022, we use the if-converted method to calculate the dilutive impact of our convertible notes that may be settled in cash or shares. In 2021, the dilutive impact was determined using the treasury stock method. There were no antidilutive shares for year ended December 31, 2023, compared to 31,027,815 and 504,250 antidilutive shares from our stock-based awards and convertible notes for the years ended December 31, 2022 and 2021, respectively.

**Note 13.** *Retirement Plan*

We maintain a defined contribution plan covering shoreside employees. Effective January 1, 2016, we commenced annual, non-elective contributions to the plan on behalf of all eligible participants equal to 3% of participants' eligible earnings. Additional annual contributions to the plan are discretionary and are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Contribution expenses were $21 million, $20 million and $18 million for the years ended December 31, 2023, 2022 and 2021, respectively.

**Note 14.** *Income Taxes*

We are subject to corporate income taxes in countries where we have operations or subsidiaries. We and the majority of our ship-operating and vessel-owning subsidiaries are currently exempt from U.S. corporate income tax on U.S. source income from the international operation of ships pursuant to Section 883 of the Internal Revenue Code. Regulations under Section 883 have limited the activities that are considered the international operation of a ship or incidental thereto. Accordingly, our provision for U.S. federal and state income taxes includes taxes on certain activities not considered incidental to the international operation of our ships.

Additionally, one of our ship-operating subsidiaries is subject to tax under the tonnage tax regime of the United Kingdom. Under this regime, income from qualifying activities is subject to corporate income tax, but the tax is computed by reference to the tonnage of the ship or ships registered under the relevant provisions of the tax regimes (the "relevant shipping profits"), which replaces the regular taxable income base. Income from activities not considered qualifying activities, which we do not consider significant, remains subject to United-Kingdom corporate income tax.

For the year ended December 31, 2023, we had an income tax expense of approximately $6 million primarily driven by income tax from our non-US operations and items not qualifying under Section 883. For the years ended December 31, 2022 and 2021 we had an income tax expense of approximately $4 million and an income tax benefit of approximately $45 million, respectively for items not qualifying under Section 883, tonnage tax and income taxes for the remainder of our subsidiaries. Income taxes are recorded within *Other (expense) income*. In addition, all interest expense and penalties related to income tax liabilities are classified as income tax expense within *Other (expense) income*.

For a majority of our subsidiaries, we do not expect to incur income taxes on future distributions of undistributed earnings. Accordingly, no deferred income taxes have been provided for the distribution of these earnings. Where we do expect to incur income taxes on future distributions of undistributed earnings, we have provided for deferred taxes, which we do not consider significant to our operations.

As of December 31, 2023, the Company had deferred tax assets for U.S. and foreign net operating losses ("NOLs") of approximately $57 million. We have provided a valuation allowance for approximately $19 million of these NOLs, of which $8 million of the NOLs deferred tax assets relate to NOLs which are subject to expiration between 2024 and 2042.

Our deferred tax assets and deferred tax liabilities and corresponding valuation allowances related to our operations were not material as of December 31, 2023 and 2022.

We regularly review deferred tax assets for recoverability based on our history of earnings, expectations of future earnings, and tax planning strategies. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income to support the amount of deferred taxes. A valuation allowance is recorded in those circumstances in which we conclude it is not more-likely-than-not we will recover the deferred tax assets prior to their expiration.

**Note 15**. *Changes in Accumulated Other Comprehensive (Loss) Income*

The following table presents the changes in accumulated other comprehensive loss by component for the years ended December 31, 2023, 2022 and 2021 (in millions):

| | Changes related to cash flow derivative hedges | Changes in defined benefit plans | Foreign currency translation adjustments | Accumulated other comprehensive (loss) income |
|---|---|---|---|---|
| **Accumulated comprehensive loss at January 1, 2021** | $ (651) | $ (66) | $ (23) | $ (740) |
| Other comprehensive (loss) income before reclassifications | (17) | 5 | 16 | 4 |
| Amounts reclassified from accumulated other comprehensive loss | 21 | 4 | — | 25 |
| Net current-period other comprehensive income | 4 | 9 | 16 | 29 |
| | | | | |
| **Accumulated comprehensive loss at January 1, 2022** | (647) | (57) | (7) | (711) |
| Other comprehensive income before reclassifications | 171 | 46 | 10 | 227 |
| Amounts reclassified from accumulated other comprehensive loss | (163) | 3 | — | (160) |
| Net current-period other comprehensive income | 8 | 49 | 10 | 67 |
| | | | | |
| **Accumulated comprehensive loss at January 1, 2023** | (639) | (8) | 3 | (644) |
| Other comprehensive income (loss) before reclassifications | 3 | 6 | (9) | — |
| Amounts reclassified from accumulated other comprehensive loss | (30) | — | — | (30) |
| Net current-period other comprehensive (loss) income | (27) | 6 | (9) | (30) |
| | | | | |
| **Accumulated comprehensive loss at December 31, 2023** | $ (666) | $ (2) | $ (6) | $ (674) |

The following table presents reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2023, 2022 and 2021 (in millions):

| | Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into (Loss) Income | | | |
|---|---|---|---|---|
| **Details about Accumulated Other Comprehensive Loss Components** | **Year Ended December 31, 2023** | **Year Ended December 31, 2022** | **Year Ended December 31, 2021** | **Affected Line Item in Statements of Comprehensive Income (Loss)** |
| Gain (loss) on cash flow derivative hedges: | | | | |
| Interest rate swaps | $ 49 | $ (12) | $ (44) | Interest expense, net of interest capitalized |
| Foreign currency forward contracts | (18) | (17) | (15) | Depreciation and amortization expenses |
| Foreign currency forward contracts | (10) | (3) | (3) | Other (expense) income |
| Fuel swaps | — | — | — | Other (expense) income |
| Fuel swaps | 9 | 195 | 41 | Fuel |
| | 30 | 163 | (21) | |
| Amortization of defined benefit plans: | | | | |
| Actuarial loss | — | (3) | (4) | Payroll and related |
| Total reclassifications for the period | $ 30 | $ 160 | $ (25) | |

**Note 16.** *Fair Value Measurements and Derivative Instruments*

**Fair Value Measurements**

The estimated fair value of our financial instruments that are not measured at fair value, categorized based upon the fair value hierarchy, are as follows (in millions):

| Description | Fair Value Measurements at December 31, 2023 | | | | | Fair Value Measurements at December 31, 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total Carrying Amount | Total Fair Value | Level 1[1] | Level 2[2] | Level 3[3] | Total Carrying Amount | Total Fair Value | Level 1[1] | Level 2[2] | Level 3[3] |
| **Assets:** | | | | | | | | | | |
| Cash and cash equivalents(4) | $ 497 | $ 497 | $ 497 | $ — | $ — | $ 1,935 | $ 1,935 | $ 1,935 | $ — | $ — |
| **Total Assets** | $ 497 | $ 497 | $ 497 | $ — | $ — | $ 1,935 | $ 1,935 | $ 1,935 | $ — | $ — |
| **Liabilities:** | | | | | | | | | | |
| Long-term debt (including current portion of long-term debt)(5) | $ 21,083 | $ 23,700 | $ — | $ 23,700 | $ — | $ 23,040 | $ 22,856 | $ — | $ 22,856 | $ — |
| **Total Liabilities** | $ 21,083 | $ 23,700 | $ — | $ 23,700 | $ — | $ 23,040 | $ 22,856 | $ — | $ 22,856 | $ — |

(1)     Inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

(2)     Inputs other than quoted prices included within Level 1 that are observable for the liability, either directly or indirectly. For unsecured revolving credit facilities and unsecured term loans, fair value is determined utilizing the income valuation approach. This valuation model takes into account the contract terms of our debt such as the debt maturity and the interest rate on the debt. The valuation model also takes into account the creditworthiness of the Company. We valued our senior notes and convertible notes using a quoted market price, which is considered a Level 2 input as it is observable in the market; however, these instruments have a limited trading volume and as such this fair value estimate is not necessarily indicative of the value at which the instruments could be retired or transferred.

(3)     Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2023 and 2022.

(4)     Consists of cash and marketable securities with original maturities of less than 90 days.

(5)     Consists of unsecured revolving credit facilities, senior notes, term loans and convertible notes. These amounts do not include our finance lease obligations.

*Other Financial Instruments*

The carrying amounts of accounts receivable, accounts payable, accrued interest, and accrued expenses approximate fair value as of December 31, 2023 and 2022.

Assets and liabilities that are recorded at fair value have been categorized based upon the fair value hierarchy. The following table presents information about the Company's financial instruments recorded at fair value on a recurring basis (in millions):

| Description | Fair Value Measurements at December 31, 2023 | | | | Fair Value Measurements at December 31, 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total Fair Value | Level 1[1] | Level 2[2] | Level 3[3] | Total Fair Value | Level 1[1] | Level 2[2] | Level 3[3] |
| **Assets:** | | | | | | | | |
| Derivative financial instruments(4) | $ 144 | $ — | $ 144 | $ — | $ 204 | $ — | $ 204 | $ — |
| **Total Assets** | $ 144 | $ — | $ 144 | $ — | $ 204 | $ — | $ 204 | $ — |
| **Liabilities:** | | | | | | | | |
| Derivative financial instruments(4) | $ 66 | $ — | $ 66 | $ — | $ 136 | $ — | $ 136 | $ — |
| **Total Liabilities** | $ 66 | $ — | $ 66 | $ — | $ 136 | $ — | $ 136 | $ — |

(1)     Inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment. No Level 1 inputs were used in fair value measurements of other financial instruments as of December 31, 2023 and 2022.

(2)     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. For foreign currency forward contracts, interest rate swaps and fuel swaps, fair value is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, such as maturity as well as other inputs, such as foreign exchange rates and curves, fuel types, fuel curves and interest rate yield curves. Derivative instrument fair values take into account the creditworthiness of the counterparty and the Company.

(3)     Inputs that are unobservable. No Level 3 inputs were used in fair value measurements of other financial instruments as of December 31, 2023 and 2022

(4)     Consists of foreign currency forward contracts, interest rate and fuel swaps. Refer to the "Fair Value of Derivative Instruments" table for breakdown by instrument type.

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2023 or 2022, or that will be realized in the future, and do not include expenses that could be incurred in an actual sale or settlement.

*Nonfinancial Instruments Recorded at Fair Value on a Nonrecurring Basis*

Nonfinancial instruments include items such as goodwill, indefinite-lived intangible assets, long-lived assets, right-of-use assets and equity method investments that are measured at fair value on a nonrecurring basis when events and circumstances indicate the carrying value is not recoverable. There were no material nonfinancial instruments recorded at fair value as of December 31, 2023 and December 31, 2022:

*Master Netting Agreements*

We have master International Swaps and Derivatives Association ("ISDA") agreements in place with our derivative instrument counterparties. These ISDA agreements generally provide for final close out netting with our counterparties for all positions in the case of default or termination of the ISDA agreement. We have determined that our ISDA agreements provide us with rights of setoff on the fair value of derivative instruments in a gain position and those in a loss position with the same counterparty. We have elected not to offset such derivative instrument fair values in our consolidated balance sheets.

See *Credit Related Contingent Features* for further discussion on contingent collateral requirements for our derivative instruments.

The following table presents information about the Company's offsetting of financial assets and liabilities under master netting agreements with derivative counterparties (in millions):

| | Gross Amounts not Offset in the Consolidated Balance Sheet that are Subject to Master Netting Agreements | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | As of December 31, 2023 | | | | As of December 31, 2022 | | | |
| | Gross Amount of Derivative Assets Presented in the Consolidated Balance Sheet | Gross Amount of Eligible Offsetting Recognized Derivative Liabilities | Cash Collateral Received | Net Amount of Derivative Assets | Gross Amount of Derivative Assets Presented in the Consolidated Balance Sheet | Gross Amount of Eligible Offsetting Recognized Derivative Liabilities | Cash Collateral Received | Net Amount of Derivative Assets |
| Derivatives subject to master netting agreements | $ 144 | $ (28) | $ — | $ 116 | $ 204 | $ (105) | $ — | $ 99 |
| **Total** | $ 144 | $ (28) | $ — | $ 116 | $ 204 | $ (105) | $ — | $ 99 |

| | Gross Amount of Derivative Liabilities Presented in the Consolidated Balance Sheet | Gross Amount of Eligible Offsetting Recognized Derivative Assets | Cash Collateral Pledged | Net Amount of Derivative Liabilities | Gross Amount of Derivative Liabilities Presented in the Consolidated Balance Sheet | Gross Amount of Eligible Offsetting Recognized Derivative Assets | Cash Collateral Pledged | Net Amount of Derivative Liabilities |
|---|---|---|---|---|---|---|---|---|
| Derivatives subject to master netting agreements | $ (66) | $ 28 | $ — | $ (38) | $ (136) | $ 105 | $ — | $ (31) |
| **Total** | $ (66) | $ 28 | $ — | $ (38) | $ (136) | $ 105 | $ — | $ (31) |

*Concentrations of Credit Risk*

We monitor our credit risk associated with financial and other institutions with which we conduct significant business, and to minimize these risks, we select counterparties with credit risks acceptable to us and we seek to limit our exposure to an individual counterparty. Credit risk, including, but not limited to, counterparty nonperformance under derivative instruments, our credit facilities and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions, insurance companies and export credit agencies many of which we have long-term relationships with and which have credit risks acceptable to us or where the credit risk is spread out among a large number of counterparties. As of December 31, 2023 and December 31, 2022, we had counterparty credit risk exposure under our derivative instruments of $125 million and $103 million, respectively, which was limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, the majority of which are currently our lending banks. We do not anticipate nonperformance by any of our significant counterparties. In addition, we have established guidelines we follow regarding credit ratings and instrument maturities to maintain safety and liquidity. We do not normally require collateral or other security to support credit relationships; however, in certain circumstances this option is available to us.

**Derivative Instruments**

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We try to mitigate these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impact of these hedging instruments is primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the notional amount, term and conditions of the derivative instrument with the underlying risk being hedged. Although certain of our derivative financial instruments do not qualify or are not accounted for under hedge accounting, our objective is not to hold or issue derivative financial instruments for trading or other speculative purposes.

We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices. These instruments are recorded on the balance sheet at their fair value and the vast majority are designated as hedges. We also use non-derivative financial instruments designated as hedges of our net investment in our foreign operations and investments.

At inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a firm commitment or a recognized asset or liability is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated as fair value hedges are offset against changes in the fair value of the underlying hedged assets, liabilities or firm commitments. Gains and losses on derivatives that are designated as cash flow hedges are recorded as a component of *Accumulated other comprehensive income (loss)* until the underlying hedged transactions are recognized in earnings. The foreign currency transaction gain or loss of our non-derivative financial instruments and the changes in the fair value of derivatives designated as hedges of our net investment in foreign operations and investments are recognized as a component of *Accumulated other comprehensive income (loss)* along with the associated foreign currency translation adjustment of the foreign operation or investment. In certain hedges of our net investment in foreign operations and investments, we exclude forward points from the assessment of hedge effectiveness and amortize the related amounts directly into earnings.

On an ongoing basis, we assess whether derivatives used in hedging transactions are "highly effective" in offsetting changes in the fair value or cash flow of hedged items. For our net investment hedges, we use the dollar offset method to measure effectiveness. For all other hedging programs, we use the long-haul method to assess hedge effectiveness using regression analysis for each hedge relationship. The methodology for assessing hedge effectiveness is applied on a consistent basis for each one of our hedging programs (i.e., interest rate, foreign currency ship construction, foreign currency net investment and fuel). For our regression analyses, we use an observation period of up to three years, utilizing market data relevant to the hedge horizon of each hedge relationship. High effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the changes in the fair values of the derivative instrument and the hedged item. If it is determined that a derivative is not highly effective as a hedge or hedge accounting is discontinued, any change in fair value of the derivative since the last date at which it was determined to be highly effective is recognized in earnings.

Cash flows from derivative instruments that are designated as fair value or cash flow hedges are classified in the same category as the cash flows from the underlying hedged items. In the event that hedge accounting is discontinued, cash flows subsequent to the date of discontinuance are classified within investing activities. Cash flows from derivative instruments not designated as hedging instruments are classified as investing activities.

We consider the classification of the underlying hedged item's cash flows in determining the classification for the designated derivative instrument's cash flows. We classify derivative instrument cash flows from hedges of benchmark interest rate or hedges of fuel expense as operating activities due to the nature of the hedged item. Likewise, we classify derivative instrument cash flows from hedges of foreign currency risk on our newbuild ship payments as investing activities.

*Interest Rate Risk*

Our exposure to market risk for changes in interest rates primarily relates to our debt obligations including future interest payments. At December 31, 2023 and 2022, approximately 83.2% and 75.0%, respectively, of our debt was effectively fixed-rate debt, which is net of our interest rate swap agreements. We use interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense.

Market risk associated with our fixed-rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2023, there were no interest rate swap agreements for fixed-rate debt instruments.

We use interest rate swap agreements that effectively convert a portion of our floating-rate debt to a fixed-rate basis to manage the risk of increasing interest rates. At December 31, 2023, we maintained interest rate swap agreements on the following floating-rate debt instruments:

| Debt Instrument | Swap Notional as of December 31, 2023 (In millions) | Maturity | Debt Floating Rate (3) | | All-in Fixed Rate |
|---|---|---|---|---|---|
| *Celebrity Reflection* term loan | $ 55 | October 2024 | Term SOFR | 0.40% | 2.88% |
| *Quantum of the Seas* term loan | 184 | October 2026 | Term SOFR | 1.30% | 3.78% |
| *Anthem of the Seas* term loan | 211 | April 2027 | Term SOFR | 1.30% | 3.9% |
| *Ovation of the Seas* term loan | 311 | April 2028 | Term SOFR | 1.00% | 3.20% |
| *Harmony of the Seas* term loan [1] | 287 | May 2028 | EURIBOR plus | 1.15% | 2.26% |
| *Odyssey of the Seas* term loan [2] | 345 | October 2032 | Term SOFR | 0.96% | 3.28% |
| *Odyssey of the Seas* term loan [2] | 173 | October 2032 | Term SOFR | 0.96% | 2.91% |
| | $ 1,566 | | | | |

(1)    Interest rate swap agreements hedging the Euro-denominated term loan for *Harmony of the Seas* include EURIBOR zero-floors matching the hedged debt EURIBOR zero-floor. Amount presented is based on the exchange rate as of December 31, 2023.

(2)    Interest rate swap agreements hedging the term loan of *Odyssey of the Seas* include Term SOFR zero-floors, Term SOFR with no floors, and Overnight SOFR.

(3)    During the year ended December 31, 2023, we completed our transition from LIBOR to Term SOFR rates for all of our Interest rate swap agreements.

These interest rate swap agreements are accounted for as cash flow hedges

The notional amount of interest rate swap agreements related to outstanding debt as of December 31, 2023 and 2022 was $1.6 billion and $1.9 billion, respectively.

*Foreign Currency Exchange Rate Risk*

*Derivative Instruments*

Our primary exposure to foreign currency exchange rate risk relates to our ship construction contracts denominated in Euros, our foreign currency denominated debt and our international business operations. We enter into foreign currency forward contracts to manage portions of the exposure to movements in foreign currency exchange rates. As of December 31, 2023, the aggregate cost of our ships on order was $8 billion, of which we had deposited $698 million as of such date. These amounts do not include any ships placed on order that are contingent upon completion of conditions precedent and/or financing any ships on order by our Partner Brands. Refer to Note 17. *Commitments and Contingencies*, for further information on our ships on order. At December 31, 2023 and 2022, approximately 43.5% and 52.3%, respectively, of the aggregate cost of the ships under construction was exposed to fluctuations in the Euro exchange rate. Our foreign currency forward contract agreements are accounted for as cash flow or net investment hedges depending on the designation of the related hedge.

On a regular basis, we enter into foreign currency forward contracts and, from time to time, we utilize cross-currency swap agreements and collar options to minimize the volatility resulting from the remeasurement of net monetary assets and liabilities denominated in a currency other than our functional currency or the functional currencies of our foreign subsidiaries. During the year ended December 31, 2023 and 2022 the average notional amount of foreign currency forward contracts was approximately $1.3 billion and $1.1 billion, respectively.. These instruments are not designated as hedging instruments. For the years ended December 31, 2023, 2022 and 2021, changes in the fair value of the foreign currency forward contracts resulted in gain (losses) of $19 million, $(102) million and $(31) million, respectively, which offset (losses) gains arising from the remeasurement of monetary assets and liabilities denominated in foreign currencies in those same years of $(43) million, $93 million and $24 million, respectively. These amounts were recognized in earnings within *Other (expense) income* in our consolidated statements of comprehensive income (loss).

The notional amount of outstanding foreign exchange contracts, excluding the forward contracts entered into to minimize remeasurement volatility, as of December 31, 2023 and 2022 was $2.9 billion.

*Non-Derivative Instruments*

We consider our investments in our foreign operations to be denominated in relatively stable currencies and to be of a long-term nature. We address the exposure of our investments in foreign operations by denominating a portion of our debt in our subsidiaries' and investments' functional currencies and designating it as a hedge of these subsidiaries and investments. We had designated debt as a hedge of our net investments primarily in TUI Cruises of €648 million, or approximately $716 million, as of December 31, 2023. As of December 31, 2022, we had designated debt as a hedge of our net investments primarily in TUI Cruises of €433 million, or approximately $462 million.

*Fuel Price Risk*

Our exposure to market risk for changes in fuel prices relates primarily to the consumption of fuel on our ships. We use fuel swap agreements to mitigate the financial impact of fluctuations in fuel prices.

Our fuel swap agreements are generally accounted for as cash flow hedges. In the case that our hedged forecasted fuel consumption is not probable of occurring, hedge accounting will be discontinued and the related accumulated other comprehensive gain or loss will be reclassified to *Other (expense) income* immediately. For hedged forecasted fuel consumption that remains possible of occurring, hedge accounting will be discontinued and the related accumulated other comprehensive gain or loss will remain in accumulated other comprehensive gain or loss until the underlying hedged transactions are recognized in earnings or the related hedged forecasted fuel consumption is deemed probable of not occurring.

Changes in the fair value of fuel swaps for which cash flow hedge accounting was discontinued are currently recognized in *Other (expense) income* for each reporting period through the maturity dates of the fuel swaps. During the year ended December 31, 2023, we discontinued cash flow hedge accounting on certain fuel swap agreements, which resulted in immaterial gain. During the year ended December 31, 2022, we did not discontinue cash flow hedge accounting on any of our fuel swap agreements.

At December 31, 2023, we have hedged the variability in future cash flows for certain forecasted fuel transactions occurring through 2024 and 2026. As of December 31, 2023 and December 31, 2022, we had the following outstanding fuel swap agreements:

| | Fuel Swap Agreements | |
| --- | --- | --- |
| | As of December 31, 2023 | As of December 31, 2022 |
| | (metric tons) | |
| **Designated as hedges:** | | |
| 2024 | 1,054,501 | 825,651 |
| 2025 | 685,400 | — |
| 2026 | 44,200 | — |

| | Fuel Swap Agreements | |
| --- | --- | --- |
| | As of December 31, 2023 | As of December 31, 2022 |
| | (% hedged) | |
| **Designated hedges as a % of projected fuel purchases:** | | |
| 2024 | 61 % | 50 % |
| 2025 | 39 % | — % |
| 2026 | 3 % | — % |

At December 31, 2023, there was $21 million of estimated unrealized net loss associated with our cash flow hedges pertaining to fuel swap agreements that is expected to be reclassified to earnings from *Accumulated other comprehensive income (loss)* within the next twelve months when compared to $8 million of estimated unrealized net loss at December 31, 2022. Reclassification is expected to occur as the result of fuel consumption associated with our hedged forecasted fuel purchases.

The fair value and line item caption of derivative instruments recorded within our consolidated balance sheets were as follows (in millions):

| | | **Fair Value of Derivative Instruments** | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Asset Derivatives** | | | | **Liability Derivatives** | | | |
| | **Balance Sheet Location** | **As of December 31, 2023** | **As of December 31, 2022** | | **Balance Sheet Location** | **As of December 31, 2023** | **As of December 31, 2022** | |
| | | **Fair Value** | **Fair Value** | | | **Fair Value** | **Fair Value** | |
| **Derivatives designated as hedging instruments under ASC 815-20[1]** | | | | | | | | |
| Interest rate swaps | Derivative financial instruments | $ 1 | $ — | | Derivative financial instruments | $ — | $ — | |
| Interest rate swaps | Other assets | 75 | 115 | | Other long-term liabilities | — | — | |
| Foreign currency forward contracts | Derivative financial instruments | 20 | 19 | | Derivative financial instruments | 9 | 85 | |
| Foreign currency forward contracts | Other assets | 44 | 26 | | Other long-term liabilities | 4 | — | |
| Fuel swaps | Derivative financial instruments | 4 | 40 | | Derivative financial instruments | 26 | 46 | |
| Fuel swaps | Other assets | — | 4 | | Other long-term liabilities | 27 | 5 | |
| Total derivatives designated as hedging instruments under ASC 815-20 | | $ 144 | $ 204 | | | $ 66 | $ 136 | |

_____

(1)     Subtopic 815-20 "*Hedging-General*" under ASC 815.

The carrying value and line item caption of non-derivative instruments designated as hedging instruments recorded within our consolidated balance sheets were as follows (in millions):

| | | **Carrying Value** | |
|---|---|---|---|
| **Non-derivative instrument designated as hedging instrument under ASC 815-20** | **Balance Sheet Location** | **As of December 31, 2023** | **As of December 31, 2022** |
| Foreign currency debt | Current portion of long-term debt | $ 65 | $ 62 |
| Foreign currency debt | Long-term debt | 523 | 400 |
| | | $ 588 | $ 462 |

The effect of derivative instruments qualifying and designated as hedging instruments and the related hedged items in fair value hedges on the consolidated statements of comprehensive income (loss) was as follows (in millions):

| | | **Amount of Gain (Loss) Recognized in Income on Derivative** | | | **Amount of Gain (Loss) Recognized in Income on Hedged Item** | | |
|---|---|---|---|---|---|---|---|
| **Derivatives and related Hedged Items under ASC 815-20 Fair Value Hedging Relationships** | **Location of Gain (Loss) Recognized in Income on Derivative and Hedged Item** | **Year Ended December 31, 2023** | **Year Ended December 31, 2022** | **Year Ended December 31, 2021** | **Year Ended December 31, 2023** | **Year Ended December 31, 2022** | **Year Ended December 31, 2021** |
| Interest rate swaps | Interest expense, net of interest capitalized | $ — | $ (4) | $ (1) | $ — | $ 5 | $ 11 |
| | | $ — | $ (4) | $ (1) | $ — | $ 5 | $ 11 |

The effect of derivative instruments qualifying and designated as cash flow hedging instruments on the consolidated financial statements was as follows (in millions):

| | Amount of Gain (Loss) Recognized in Accumulated Other Comprehensive Income (Loss) on Derivative | | |
| --- | --- | --- | --- |
| **Derivatives under ASC 815-20 Cash Flow Hedging Relationships** | **Year Ended December 31, 2023** | **Year Ended December 31, 2022** | **Year Ended December 31, 2021** |
| Interest rate swaps | $ 11 | $ 165 | $ 46 |
| Foreign currency forward contracts | 24 | (145) | (204) |
| Fuel swaps | (32) | 151 | 141 |
| | $ 3 | $ 171 | $ (17) |

The effect of non-derivative instruments qualifying and designated as net investment hedging instruments on the consolidated financial statements was as follows (in millions):

| | Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) | | |
| --- | --- | --- | --- |
| **Non-derivative instruments under ASC 815-20 Net Investment Hedging Relationships** | **Year Ended December 31, 2023** | **Year Ended December 31, 2022** | **Year Ended December 31, 2021** |
| Foreign Currency Debt | $ (23) | $ 5 | $ 8 |
| | $ (23) | $ 5 | $ 8 |

The effect of derivatives not designated as hedging instruments on the consolidated financial statements was as follows (in millions):

| | | Amount of Gain (Loss) Recognized in Income on Derivative | | |
| --- | --- | --- | --- | --- |
| **Derivatives Not Designated as Hedging Instruments under ASC 815-20** | **Location of Gain (Loss) Recognized in Income on Derivative** | **Year Ended December 31, 2023** | **Year Ended December 31, 2022** | **Year Ended December 31, 2021** |
| Foreign currency forward contracts | Other (expense) income | $ 19 | $ (102) | $ (31) |
| Fuel swaps | Other (expense) income | 1 | — | 34 |
| | | $ 20 | $ (102) | $ 3 |

*Credit Related Contingent Features*

Our current interest rate derivative instruments require us to post collateral if our Standard & Poor's and Moody's credit ratings fall below specified levels. Specifically, under most of our agreements, if on the fifth anniversary of executing a derivative instrument, or on any succeeding fifth-year anniversary, our credit ratings for our senior unsecured debt is rated below BBB- by Standard & Poor's and Baa3 by Moody's, then the counterparty will periodically have the right to demand that we post collateral in an amount equal to the difference between (i) the net market value of all derivative transactions with such counterparty that have reached their fifth year anniversary, to the extent negative, and (ii) the applicable minimum call amount.

The amount of collateral required to be posted will change as, and to the extent, our net liability position increases or decreases by more than the applicable minimum call amount. If our credit rating for our senior unsecured debt is subsequently equal to or above BBB- by Standard & Poor's or Baa3 by Moody's, then any collateral posted at such time will be released to us and we will no longer be required to post collateral unless we meet the collateral trigger requirement, generally, at the next fifth-year anniversary.

As of December 31, 2023, our senior unsecured debt credit rating was BB- by Standard & Poor's and B1 by Moody's. As of December 31, 2023, five of our ship debt interest rate derivative hedges had reached their fifth-year anniversary; however, the net market value for these derivative hedges were in a net asset position, and accordingly, we were not required to post any collateral as of such date.

**Note 17.** *Commitments and Contingencies*

*Ship Purchase Obligations*

Our future capital commitments consist primarily of new ship orders. As of December 31, 2023, we had one Oasis-class ship and two ships of a new generation, known as our Icon-class, on order for our Royal Caribbean International brand with an aggregate capacity of approximately 16,900 berths. As of December 31, 2023, we had one Edge-class ship on order for our Celebrity brand with capacity of approximately 3,250 berths. Additionally, as of December 31, 2023, we had one Evolution-class ship on order with an aggregate capacity of approximately 730 berths for our Silversea Cruises brand. The following provides further information on recent developments with respect to our ship orders.

In December 2023, we entered into a credit agreement for the unsecured financing of *Celebrity Xcel*, the fifth Edge-class ship for approximately 80% of the ship's contract price and our building contract with Chantiers de l'Atlantique became effective. Bpifrance Assurance Export, the official French export credit agency, has agreed to guarantee to the lenders 100% of the financing. The maximum loan amount under the facility is not to exceed the United States dollar equivalent of €850 million, or approximately $939 million based on the exchange rate at December 31, 2023. The loan will amortize semi-annually and will mature 12 years following delivery of the ship. Interest on the loan will accrue either at a floating rate equal to Term SOFR + 1.45%. *Celebrity Xcel* will have a capacity of approximately 3,250 berths.

In September 2019, Silversea Cruises entered into a credit agreement, guaranteed by us, for the unsecured financing of *Silver Ray,* the second Evolution-class ship for an amount of up to 80% of the ship's contract price through facilities to be guaranteed 95% by Euler Hermes, the official export credit agency of Germany. The maximum loan amount under the facility is not to exceed the United States dollar equivalent of €359 million or approximately $397 million, based on the exchange rate at December 31, 2023. The loan, once funded, will amortize semi-annually and will mature 12 years following the delivery of the ship. At our election, which has to be consistent across all tranches, interest on the loan will accrue either (1) at a fixed rate 4.18%, (inclusive of the applicable margin) or (2) at a floating rate equal to Term SOFR plus 1.26%. *Silver Ray* will have a capacity of approximately 730 berths. In September 2021, we amended the credit agreement for the second Evolution-class ship to increase their maximum loan amounts by €176 million on an aggregate basis, or approximately $194 million based on the exchange rate at December 31, 2023. At our election, which has to be consistent across all tranches, interest on the incremental portion of the loan will accrue either (1) at a fixed rate of 4.38% (inclusive of the applicable margin) or (2) at a floating rate equal to Term SOFR plus 1.46%. In October 2023, we amended the credit agreement for *Silver Ray,* to increase the maximum loan amount by €30 million or $34 million based on the exchange rate at December 31, 2023 At our election, which has to be consistent across all tranches, interest on the incremental portion will accrue either (1) at a fixed rate of 6.80% (inclusive of the applicable margin) or (2) at a floating rate equal to Term SOFR plus 1.40%.

In December 2019, we entered into a credit agreement for the unsecured financing of *Utopia of the Seas,* the sixth Oasis-class ship for up to 80% of the ship's contract price through a facility to be guaranteed 100% by BpiFrance Assurance Export, the official export credit agency of France. Under the financing arrangement, we have the right, but not the obligation, to satisfy the obligations to be incurred upon delivery and acceptance of the ship under the shipbuilding contract by assuming, at delivery and acceptance, the debt indirectly incurred by the shipbuilder during the construction of the ship. The maximum loan amount under the facility is not to exceed the United States dollar equivalent of €1.3 billion, or approximately $1.4 billion based on the exchange rate at December 31, 2023. The loan will amortize semi-annually and will mature 12 years following delivery of the ship. Interest on the loan will accrue at a fixed rate of 3.00% (inclusive of margin). *Utopia of the Seas* will have a capacity of approximately 5,700 berths.

In December 2019, we entered into a credit agreement for the unsecured financing of the third Icon-class ship for up to 80% of the ship's contract price. Finnvera plc, the official export credit agency of Finland, has agreed to guarantee 95% of the substantial majority of the financing, with a smaller portion of the financing to be 95% guaranteed by Euler Hermes. The maximum loan amount under the facility is not to exceed the United States dollar equivalent of €1.4 billion, or approximately $1.5 billion based on the exchange rate at December 31, 2023. The loan, once funded, will amortize semi-annually and will mature 12 years following the delivery of the ship. Approximately 60% of the loan will accrue interest at a fixed rate of 3.29%. The balance of the loan will accrue interest at a floating rate of Term SOFR plus 1.28%. The third Icon-class ship will have a capacity of approximately 5,600 berths.

During 2017, we entered into credit agreement for the unsecured financing of *Star of the Seas,* the second Icon-class ship for up to 80% of the contract price. Finnvera plc, has agreed to guarantee 100% of a substantial majority of the financing to the lenders, with a smaller portion of the financing to be 95% guaranteed by Euler Hermes. The maximum loan amount under the facility is not to exceed €1.4 billion, or approximately $1.5 billion, based on the exchange rate at December 31, 2023. Interest on approximately 75% of the loan will accrue at a fixed rate of 3.76%, and the balance will accrue interest at a floating rate ranging from Term SOFR plus 1.58% to 1.63%. The loan will amortize semi-annually and will mature 12 years following delivery of the ship. *Star of the Seas* will have a capacity of approximately 5,600 berths.

Our future capital commitments consist primarily of new ship orders. As of December 31, 2023, our Global Brands and our Partner Brands have eight  ships on order.The table below sets forth, as of December 31, 2023, the dates that the ships on order are expected to be delivered, and their approximate berths. The expected delivery dates for all of our ships on order are subject to change due to events such as shipyard construction delays or agreed upon scope changes which impact the delivery timelines.

| Ship | Shipyard | Expected to be delivered | Approximate Berths |
| --- | --- | --- | --- |
| Royal Caribbean International — | | | |
| Oasis-class: | | | |
| *Utopia of the Seas* | Chantiers de l'Atlantique | 2nd Quarter 2024 | 5,700 |
| Icon-class: | | | |
| *Star of the Seas* | Meyer Turku Oy | 2nd Quarter 2025 | 5,600 |
| *Unnamed* | Meyer Turku Oy | 2nd Quarter 2026 | 5,600 |
| Celebrity Cruises — | | | |
| Edge-class: | | | |
| *Celebrity Xcel* | Chantiers de l'Atlantique | 4th Quarter 2025 | 3,250 |
| Silversea Cruises — | | | |
| Evolution-class: | | | |
| *Silver Ray* | Meyer Werft | 2nd Quarter 2024 | 730 |
| TUI Cruises (50% joint venture) — | | | |
| *Mein Schiff 7* | Meyer Turku Oy | 2nd Quarter 2024 | 2,900 |
| *Mein Schiff Relax* | Fincantieri | 4th Quarter 2024 | 4,100 |
| *Unnamed* | Fincantieri | 2nd Quarter 2026 | 4,100 |
| *Total Berths* | | | 31,980 |

In addition, in February 2024, we entered into an agreement with Chantiers de l'Atlantique to build an additional Oasis class ship for delivery in 2028, which is contingent upon completion of certain conditions precedent including financing.

As of December 31, 2023, the aggregate cost of our ships on order, presented in the above table, not including any ships on order by our Partner Brands, was approximately $7.9 billion, of which we had deposited $698 million. Approximately 43.5% of the aggregate cost was exposed to fluctuations in the Euro exchange rate at December 31, 2023. Refer to Note 16. *Fair Value Measurements and Derivative Instruments* for further information.

*Litigation*

As previously reported, a lawsuit was filed against us in August 2019 in the U.S. District Court for the Southern District of Florida (the "Court") under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act. The complaint filed by Havana Docks Corporation ("Havana Docks Action") alleges it holds an interest in the Havana Cruise Port Terminal, was expropriated by the Cuban government. The complaint further alleges that we trafficked in the terminal by embarking and disembarking passengers at these facilities. The plaintiffs seek all available statutory remedies, including the value of the expropriated property, plus interest, treble damages, attorneys' fees and costs.

The Court entered final judgment in December 2022 in favor of the plaintiff and awarded damages and attorneys' fees to the plaintiff in the aggregate amount of approximately $112 million. We have appealed the judgment to the United States Court of Appeals for the 11th Circuit. We believe we have meritorious grounds for and intend to vigorously pursue our appeal. During the fourth quarter of 2022, we recorded a charge of approximately $130 million to *Other (expense) income* within our consolidated statements of comprehensive income (loss) related to the Havana Docks Action, including post-judgment interest and related legal defense costs and bonding fees.

In addition, we are routinely involved in claims typical within the cruise vacation industry. The majority of these claims are covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, will not have a material adverse impact on our financial condition or results of operations and cash flows.

*Other*

Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification in any material amount is probable.

If any person acquires ownership of more than 50% of our common stock or, subject to certain exceptions, during any 24-month period, a majority of our board of directors is no longer comprised of individuals who were members of our board of directors on the first day of such period, we may be obligated to prepay indebtedness outstanding under our credit facilities, which we may be unable to replace on similar terms. Our public debt securities also contain change of control provisions that would be triggered by a third-party acquisition of greater than 50% of our common stock coupled with a ratings downgrade. If this were to occur, it would have an adverse impact on our liquidity and operations.

At December 31, 2023, we have future commitments to pay for our usage of certain port facilities, marine consumables, services and maintenance contracts as follows (in millions):

| Year | | |
| --- | --- | --- |
| 2024 | $ | 157 |
| 2025 | | 149 |
| 2026 | | 173 |
| 2027 | | 141 |
| 2028 | | 116 |
| Thereafter | | 925 |
| | $ | 1,661 |

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